PROSPECTUS	Filed Pursuant to Rule 424(b)(4) Registration No. 333-129217

8,697,063 American Depositary Shares

Vimicro International Corporation

REPRESENTING 34,788,252 ORDINARY SHARES

Vimicro International Corporation is offering 6,750,000 American depositary shares, or ADSs, and the selling shareholders are offering 1,947,063 ADSs. Each ADS represents four of our ordinary shares. This is our initial public offering and no public market exists for our ADSs or our ordinary shares.

The ADSs have been approved for listing on the Nasdaq National Market under the symbol “VIMC.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 8.

PRICE $10 AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Vimicro International Corporation	Proceeds to the Selling Shareholders
Per ADS	$10.00	$.70	$9.30	$9.30
Total	$86,970,630	$6,087,944	$62,775,000	$18,107,686

Vimicro International Corporation has granted the underwriters the right to purchase up to an additional 1,304,560 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about November 18, 2005.

MORGAN STANLEY

MERRILL LYNCH & CO.

NEEDHAM & COMPANY LLC

PIPER JAFFRAY

November 14, 2005

VIMICRO
中星微电子

Vimicro International Corporation

To Provide Innovative Multimedia Chip Solutions for Digital Convergence

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until December 9, 2005 (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq National Market;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.0001 per share;

•	“RMB” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “Vimicro” refer to Vimicro International Corporation, its predecessor entities and subsidiaries. In addition, unless otherwise indicated, references in this prospectus to “Vimicro China” are to Vimicro Corporation, our wholly-owned subsidiary in China, and references to “Vimicro Hong Kong” are to Vimicro Electronics International Limited, our wholly-owned subsidiary in Hong Kong.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on June 30, 2005, which was RMB8.2765 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On November 14, 2005, the noon buying rate was RMB8.0856 to US$1.00.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to 1,304,560 additional ADSs.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to purchase our ADSs.

Vimicro International Corporation

Overview

We are a fabless semiconductor company that designs, develops and markets proprietary semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, mixed-signal system-on-chip, or SoC, design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to the high quality design talent, competitive cost structure, growing electronics design and manufacturing industry, and increasingly significant domestic consumer electronics markets in China.

We are a leading supplier of PC camera multimedia processors in terms of the number of peripheral PC cameras shipped worldwide in 2004. Our PC multimedia processors are incorporated into the products of leading PC camera vendors, such as Logitech. We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Bird, Capitel, Lenovo Mobile, Pantech and UTStarcom, as well as leading mobile phone design houses based in China, such as China Techfaith, CECW and Yuhua. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as digital home entertainment systems.

The growing demand for mobile, networked, multimedia content and communications has led to advances in hardware and software technology enabling sophisticated multimedia functions to be incorporated into mass-market electronic products, such as PCs, mobile phones, home entertainment systems and other devices. The increased availability of sophisticated multimedia functions has in turn led to the development of popular applications, including digital media content, Internet voice and video communications, and interactive entertainment.

Increased broadband penetration has accelerated the use of video conferencing and other forms of video-enabled multimedia communication, which has greatly boosted demand for products such as PC cameras. In addition, the market for PC cameras is expanding into new applications in enterprise Web-based collaboration, security, authentication, surveillance, gaming, e-learning and automotive markets. According to International Data Corporation, or IDC, a leading market research firm, annual peripheral PC camera shipments increased from 9.9 million units in 2002 to 18.0 million units in 2004 and are expected to grow to annual shipments of 30.1 million units by 2008. Annual shipments of PC cameras in 2004 represented a penetration rate of just 11% of the annual shipments of 117.8 million units of desktop PCs and 46.0 million units of notebook PCs. We believe that PC cameras will evolve from optional accessories to standard features of desktop and notebook PCs in the near future.

The incorporation of multimedia functions into mobile phones has been spurred by the rapid growth in demand for multimedia content and device personalization, coupled with improvements in the size, sophistication, cost and energy efficiency of electronic components. Advanced wireless networks established by mobile operators are facilitating the convergence of multimedia applications across different platforms. Vendors of mobile phones are seeking to differentiate their products, drive the mobile phone replacement market and expand their market shares through frequent introduction of new mobile phone models with new and differentiating multimedia functions while optimizing the phones’ size, form factor and battery life. The growing popularity of multimedia functionality in the mobile phone market is illustrated by IDC’s forecast that mobile phones incorporating an image capture function are expected to increase from 324 million units or 47% of all mobile phones shipped worldwide in 2004 to 723 million units or 81% in 2008. According to IDC, worldwide multimedia-related mobile phone semiconductor revenue is expected to increase from US$2.8 billion in 2004 to US$7.4 billion in 2008, and revenue from multimedia-related semiconductors as a percentage of total mobile phone semiconductor revenue is expected to increase from 11% in 2004 to 21% in 2008.

Multimedia semiconductors are critical components of multimedia electronic products. The size of the multimedia semiconductor market is expanding due to increased sales volume of multimedia electronic products as well as the growing complexity of the semiconductors that enable multimedia functions. Designing semiconductors that support multimedia functions involves a number of significant technical challenges, including simultaneous handling of analog and digital signals, high-volume, real-time data processing, minimization of noise and signal interference and minimization of power consumption.

Our Solutions, Competitive Strengths and Challenges

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ design, assembly and supply chain management processes. We believe that we possess a number of significant competitive strengths, including:

•	expertise in mixed-signal, SoC design;

•	leading design capabilities in audio, imaging and video algorithms and related technologies;

•	proprietary technologies enabling high performance signal processing capabilities;

•	application-level software development capabilities;

•	high quality customer support;

•	proximity to the growing electronics design and manufacturing industry and consumer electronics markets in China; and

•	access to China’s human capital and semiconductor design talent.

We expect to face challenges in our business operations, including:

•	our limited operating history in designing, developing and selling multimedia semiconductor products;

•	our ability to diversify our revenue sources by successfully developing and selling mobile phone multimedia processors and other new multimedia semiconductor products;

•	our ability to retain existing customers and acquire new customers;

•	our ability to respond to rapid technological developments and competitive market conditions;

•	our ability to manage relationships with our suppliers and contractors; and

•	uncertainties with respect to the PRC legal and regulatory environment. For a description of risks associated with doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Our Strategy

Our goal is to become a leading provider of semiconductor solutions enabling multimedia capabilities in consumer electronics and communications products. To achieve this goal, we intend to:

•	enhance our leading position in the PC camera multimedia processor market;

•	establish a leading position in the mobile phone multimedia processor market;

•	leverage our technology and experience;

•	expand and enhance our sales, distribution and customer support capabilities to expand international sales; and

•	maintain technology leadership and innovation through strategic relationships.

Corporate Information

We commenced operations in 1999 through Vimicro China, a company established in China. In February 2004, we incorporated Vimicro International Corporation in the Cayman Islands to prepare for our issuance and sale of preferred shares through a private placement to international investors. In May 2004, we effected a corporate reorganization whereby all former owners of Vimicro China transferred their ownership interests in Vimicro China to Vimicro International Corporation, and Vimicro China became a wholly-owned subsidiary of Vimicro International Corporation. Following the share transfer, each former owner of Vimicro China and/or its designated nominee subscribed for the shares of Vimicro International Corporation based on such former owner’s pro rata ownership interest in Vimicro China prior to the reorganization.

Vimicro China primarily conducts our research and development, marketing, finance and administrative activities. It currently has two directly wholly-owned subsidiaries:

•	Viewtel Corporation, which was incorporated in California in June 1999 to keep abreast of the latest technology developments in the U.S. and to maintain a small team of engineers to conduct advanced research and development activities; and

•	Vimicro Electronics International Limited, which was established in Hong Kong in May 2002 to facilitate our sales activities and utilization of third-party foundries and assembly and testing houses located in Taiwan and Hong Kong.

Our principal executive offices are located at 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is (8610) 6894-8888 and our fax number is (8610) 8233-5762. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is (1-345) 949-8066. In addition, we have regional offices in Shanghai, Shenzhen, Hong Kong and Mountain View, California.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.vimicro.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

American depositary shares offered:

By us	6,750,000 ADSs

By selling shareholders	1,947,063 ADSs

Total	8,697,063 ADSs

Over-allotment option	The underwriters have the option to purchase up to an aggregate of 1,304,560 additional ADSs from us at the initial public offering price less underwriting discounts and commissions.

Price per ADS	The initial public offering price is US$10.00 per ADS.

The ADSs

Each ADS represents four ordinary shares, par value US$0.0001 per ordinary share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. You will have the rights of an ADR holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	8,697,063 ADSs (or 10,001,623 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	138,606,027 ordinary shares (or 143,824,267 ordinary shares if the underwriters exercise the over-allotment option in full).

Use of proceeds

We intend to use the net proceeds we receive from this offering for general corporate purposes, including funding our working capital needs. We may use a portion of our net proceeds to acquire businesses, products and technologies that we believe will complement our business, although we are not currently engaged in any negotiations with respect to any potential acquisition.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing

We have received approval to have our ADSs listed on the Nasdaq National Market under the symbol “VIMC.” Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed Nasdaq National Market symbol	“VIMC”

Depositary	JPMorgan Chase Bank.

Lock-up

Each of the selling shareholders, our directors, executive officers and our other shareholders have agreed with the underwriters to a lock-up of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs for a period of 180 days after the date of this prospectus. See “Underwriting.”

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon 111,606,027 ordinary shares outstanding as of November 14, 2005, assuming the conversion of all outstanding preferred shares into 15,217,150 ordinary shares upon completion of this offering;

•	excludes 15,075,538 ordinary shares issuable upon the exercise of options outstanding as of November 14, 2005, at a weighted average exercise price of US$1.38 per share; and

•	excludes 13,065,505 ordinary shares reserved for future issuance under our 2005 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the three years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the summary consolidated financial data in conjunction with our audited and unaudited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2002		2003		2004		2004		2005
							(unaudited)
	(in thousands, except per share and per ADS data)
Consolidated Statements of Operations Data
Net revenue	US$	3,904	US$	16,604	US$	50,258	US$	24,050	US$	40,356
Gross profit		798		5,593		17,854		8,745		14,168
Operating expenses*		(6,388)		(6,844)		(24,366)		(17,594)		(8,557)
—Research and development, net		(3,030)		(3,345)		(6,290)		(4,470)		(3,176)
—Sales and marketing		(1,181)		(1,953)		(7,118)		(5,116)		(2,453)
—General and administrative		(2,177)		(1,546)		(10,883)		(8,008)		(2,928)
Loss from operations		(5,590)		(1,251)		(6,512)		(8,849)		5,611
Net Income (loss)		(5,385)		14		(5,612)		(8,180)		5,257
Earnings (loss) per ordinary share
—Basic		(0.07)		0.00		(0.07)		(0.10)		0.05
—Diluted		(0.07)		0.00		(0.07)		(0.10)		0.04
Earnings (loss) per ADS
—Basic		(0.26)		0.00		(0.27)		(0.40)		0.22
—Diluted	US$	(0.26)	US$	0.00	US$	(0.27)	US$	(0.40)	US$	0.18
Weighted average number of ordinary shares used in earnings (loss) per share calculations
—Basic		82,147		82,147		82,147		82,147		82,147
—Diluted		82,147		82,147		82,147		82,147		99,500
* Components of share-based employee compensation expenses are included in the following expense captions:
—Research and development, net	US$	—	US$	—	US$	(2,696)	US$	(2,479)	US$	(147)
—Sales and marketing		—		—		(3,905)		(3,653)		(176)
—General and administrative		—		—		(6,752)		(6,174)		(664)

The following table presents a summary of our unaudited consolidated balance sheet data as of June 30, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the automatic conversion of all of our outstanding preferred shares into 15,217,150 ordinary shares upon completion of this offering, and the issuance and sale of the 27,000,000 ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$2.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2005
	Actual		Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash	US$	36,503	US$	95,517
Total assets		60,523		119,537
Total liabilities		15,847		15,847
Redeemable convertible preferred shares		23,923		—
Total shareholders’ equity		20,753		103,690

(1)	Excluding 14,241,437 ordinary shares issued in October 2005 to individuals who exercised their share options.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below together with the other information contained in this prospectus before making an investment decision. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced operations in 1999 and shipped our first proprietary product in September 2001. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects, and we may not be able to:

•	preserve our leading position in the PC camera multimedia processor market;

•	retain and acquire customers;

•	diversify our revenue sources by successfully developing and selling multimedia mobile phone processors;

•	keep up with evolving industry standards and market developments;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers;

•	attract, train, motivate and retain qualified personnel; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may not sustain our recent rates of growth and may incur net losses in the future.

We have experienced significant growth in net revenue and gross profit since 2002. Our net revenue increased substantially from US$16.6 million in 2003 to US$50.3 million in 2004 and from US$24.1 million for the six months ended June 30, 2004 to US$40.4 million for the same period in 2005. Our gross profit increased from US$5.6 million in 2003 to US$17.9 million in 2004 and from US$8.7 million for the six months ended June 30, 2004 to US$14.2 million for the same period in 2005. Our growth reflected a substantial increase in our shipments of PC camera multimedia products, and to a lesser extent, our shipments of mobile phone multimedia products in 2004 and the six months ended June 30, 2005. We do not expect to achieve similar rates of growth in net revenue in future periods as we move from the start-up phase of our business. In addition, we do not expect to sustain our recent rates of growth in gross profit as we enter into the competitive mobile phone multimedia processor market.

We incurred a net loss of US$5.6 million in 2004 and had an accumulated deficit of US$24.7 million as of December 31, 2004 and US$19.4 million as of June 30, 2005. We may incur net losses in the future. We expect to increase our operating expenses in anticipation of expected growth. As a result, any decrease or delay in generating additional sales volume and revenue could materially and adversely affect our results of operations and could result in substantial losses. Our net loss in 2004 included non-cash share-based employee compensation expenses of US$13.4 million. We will continue to amortize the remaining deferred share-based employee compensation expenses as a result of past grants of share options. We expect to continue to grant options to employees in the future. If we incur net losses or our financial performance otherwise fails to meet the expectations of securities analysts and investors, the market price of our ADSs may decline.

We are substantially dependent on sales of our PC camera multimedia processors. A reduction in the volume of PC camera multimedia processors that we sell or the average prices of which we sell them would cause our overall revenue to decline and could materially harm our business.

We have derived a substantial portion of our revenue to date from sales of our PC camera multimedia processors and the third-party sensors we bundle with them. In 2002, 2003, 2004 and the six months ended June 30, 2005, we generated approximately 52.9%, 64.9%, 92.9% and 80.5%, respectively, of our net revenue from sales of PC camera multimedia processors and the third-party sensors we bundle with them. Although we began volume shipments of our mobile phone multimedia processors in 2004 and shipments of our mobile phone multimedia processors have substantially increased during the six months ended June 30, 2005, we expect that sales of our PC camera multimedia processors will continue to comprise a significant portion of our revenue in the near future. Accordingly, any decrease in the demand for our PC camera multimedia processors resulting from the success of competing products, slower than expected growth of the PC camera market or other adverse developments relating to PC cameras may materially and adversely affect our business. In addition, sales of our mobile phone multimedia processors may not increase to a level that would enable us to materially reduce the dependence of our overall financial results on sales of our PC camera multimedia processors.

We may not succeed in developing and selling our mobile phone multimedia processors.

We plan to invest significant resources in the development and sale of mobile phone multimedia processors and our ability to achieve significant growth in revenue and gross profit in the near future will depend on our successful development and sales of these products. We only began volume shipments of our mobile phone multimedia processors in 2003, and we do not have significant operating experience in this market. We face significant challenges in the mobile phone multimedia processor business that differ from those we have faced in the PC camera multimedia processor business, including the following:

•	technologies, designs and consumer preferences for mobile phones change more rapidly, and product life cycles are shorter, than those for PC cameras;

•	mobile phone multimedia processors have more complex product specifications than PC camera multimedia processors;

•	mobile phone multimedia processors have more stringent integration, size and power consumption requirements than PC camera multimedia processors;

•	the customer base for mobile phone multimedia processors is more fragmented than that for PC camera multimedia processors;

•	the mobile phone multimedia processor market is characterized by longer design and sales cycles than the PC camera multimedia processor market; and

•	the potential manufacturing volume requirements for mobile phone multimedia processors will be larger than those for PC camera multimedia processors.

We may not be able to successfully address these new challenges in the mobile phone multimedia processor business. Any failure by us to successfully develop and sell mobile phone multimedia processors would have a material adverse effect on our business and prospects.

The growth and success of our business depends on the extent to which mobile phone designers choose to incorporate multimedia processors into mobile phone designs.

Our future growth and success depend on the successful development of the mobile phone multimedia processor market and the acceptance of our products by customers. We cannot predict the growth rate, if any, of the mobile phone multimedia processor market. The development of this market depends substantially on the extent to which mobile phone designers choose to incorporate multimedia processors into mobile phone designs, as opposed to other solutions such as baseband processors that integrate multimedia functions. The failure of the market for mobile phone multimedia processors to expand could have a material adverse effect on the growth and success of our business.

The growth and success of our business depends on our ability to respond in a timely manner to the evolving multimedia mobile phone market and changing consumer preferences and industry standards.

Our future growth and success depend significantly on the development of the multimedia mobile phone market, which is evolving rapidly. The development of the multimedia mobile phone market depends on several factors, including changes in end user preferences, demand for multimedia functions and applications on mobile phones, the development of wireless networks to carry increased data traffic, the availability of multimedia-capable mobile phones and the continued provision of subsidies by mobile phone services operators to promote mobile phone upgrades and purchases. In addition, the multimedia mobile phone market is characterized by evolving industry standards, which are difficult for us to predict. If we do not respond to the evolving market, changing consumer preferences and industry standards in a timely manner, the growth and success of our business could be materially and adversely affected.

We have depended on sales of third-party image sensors for a substantial portion of our revenue.

To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions enabling greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our proprietary PC camera multimedia processors. In 2003, 2004 and the six months ended June 30, 2005, we bundled 32%, 42% and 62%, respectively, of our PC camera multimedia processors with third-party sensors. In the same periods, we generated 21%, 37% and 40%, respectively, of our net revenue from the sales of these third-party sensors. At present, there is a limited supply of image sensors for PC camera applications as most of the sensor manufacturers focus on the larger market for mobile phone image sensors. If we are unable to secure an adequate supplies of image sensors, our revenue growth may be adversely affected. In addition, to the extent suppliers of sensors develop PC camera multimedia processors on their own and bundle their processors with sensors, we will face competition from these suppliers and our sales of PC camera multimedia processors could be materially and adversely affected.

Our lengthy time to market make it difficult for us to forecast revenue and increase the variability of our quarterly results.

Our multimedia processor products are characterized by lengthy intervals between product development and initial volume sales. This interval, commonly referred to as time to market, typically ranges from three to six months for our PC camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. A number of factors contribute to the length of our time to market. After initially developing a product, we must convince a customer to incorporate it into the design of the customer’s end product, which is referred to as a “design win.” Following the design win, we must complete our product development and deliver our product to the customer, and the customers will then test and evaluate our product before completing the design of its own end product. Our customers may need one to two months or longer to test and evaluate our products and an additional three months or more to commence volume production of end products. Our lengthy time to market makes it difficult for us to forecast revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product. In addition, a design win may never result in volume production or sales of our product. It is possible that we may not generate sufficient, if any, revenue from a new product to offset the increased operating expenses for the development and sale of that product.

Failure to obtain design wins could have a material adverse effect on our business.

Our success depends on our ability to obtain design wins where PC camera or mobile phone designers decide to incorporate our multimedia processors into their new product designs. Once a multimedia processor designed by a supplier has been incorporated into a PC camera or mobile phone design, the PC camera or mobile phone designer tends to keep the same supplier for the life of the product due to the significant costs associated with qualifying a new supplier. This reluctance to change incumbent suppliers may be an entry barrier for new suppliers such as us. On the other hand, PC camera and mobile phone designers constantly develop and introduce new products to the market, which requires suppliers such as us to continue creating innovative, highly integrated and cost-effective products and solutions in order to continue achieving design wins from our existing customers. Our failure to achieve design wins could have a material adverse effect on our business.

Our success depends on our customers’ ability to successfully sell their products incorporating our multimedia processors.

Even if a PC camera or mobile phone designer decides to incorporate our multimedia processors into its product or design, the designer may not be able to market and sell its product or design successfully. Even though the designer does not have the right to return the multimedia processors purchased from us, the designer’s inability to market and sell its products, whether from lack of market acceptance or otherwise, could adversely affect our business since, for example, the designer may not order new products from us or we may suffer harm to our reputation. Accordingly, our success depends on our customers’ ability to successfully sell their products incorporating our multimedia processors. We expect that most of our mobile phone multimedia processors will initially be incorporated into mobile phones designed and produced by companies based in China. We are not certain whether these China-based mobile phone designers and manufacturers will be able to sell their products successfully and, if they are successful initially, how long their products will remain competitive in the market.

We depend on third-party foundries to manufacture our multimedia processors. Failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

We do not manufacture our own products. Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan, has historically manufactured substantially all of our multimedia processors. To diversify our wafer suppliers and reduce our significant dependence on a single foundry, we began to use Fujitsu Microelectronics Asia Pte Ltd, or Fujitsu, and Semiconductor Manufacturing International Corporation, or SMIC, to manufacture some of our products in 2004. In 2004 and the six months ended June 30, 2005, third party foundries other than TSMC manufactured 25% and 40%, respectively, of our multimedia processors. Due to our dependence on third-party foundries, we face several significant risks, including:

•	failure to secure sufficient manufacturing capacity, or failure to secure sufficient manufacturing capacity at a reasonable cost;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of a foundry to manufacture our multimedia processors is limited by its available production capacity. None of these third-party founders has allocated a fixed level of production capacity to us. It is difficult for us to accurately forecast our capacity needs. We do not have any long-term agreement with any foundry and we typically place orders with them on a purchase order basis, depending on our own customers’ purchase orders and sales forecasts. Our foundries can allocate their production capacities to their other customers and reduce deliveries to us on short notice. It is possible that other customers of our foundries are larger and better financed than we are, or have long-term agreements with our foundries, and our foundries may allocate their production capacities to these customers during times of production capacity shortages. Any shortfall in available foundry capacity could significantly delay our ability to ship our products, cause us to lose revenue and damage our customer relationships.

Each of our products is manufactured at only one foundry and if any foundry is unable to provide the capacity we need, we may experience delays in shipping our products, which could damage our customer relationships and result in reduced revenue and increased expenses.

Although we primarily use five foundries to manufacture our products, each of our products is manufactured at only one foundry. If any of these five foundries is unable to provide us with capacity we need, we could experience significant delays in delivering the product manufactured by that foundry to our own customers. In addition, if any of these five foundries experience financial difficulties, suffer damage or experience other disruption to their operations, we may not be able to qualify an alternative foundry in a timely manner, as the qualification process may result in a delay of several months before we can begin to ship our products. Such a delay could damage our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

Our principal foundry and one of our assembly and testing houses are both located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

TSMC, the principal foundry upon which we currently rely to manufacture a majority of our multimedia processors and Advanced Semiconductor Engineering, Inc., or ASE, one of our assembly and testing houses, are both located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes in recent years that caused significant property damage and loss of life. In addition, TSMC and ASE are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of Severe Acute Respiratory Syndrome, or SARS, or any other epidemic. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

We may be unable to accurately predict demand for our products, which may result in product shortages or excess inventory.

The lead time required by our foundries to fabricate wafers and manufacture our multimedia processors is often longer than the lead time our customers provide to us for delivery of our products to them. Our foundries require us to provide forecasts of our anticipated manufacturing needs and place binding manufacturing orders before we receive purchase orders from our customers. This may result in product shortages or excess product inventory because we cannot easily adjust our forecasts and commitments. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in a short time frame, which could prevent us from fulfilling orders. In addition, like most semiconductor products, our multimedia processors are often susceptible to rapidly declining average selling prices and rapid obsolescence. As a result, our incorrect forecast may result in excess product inventory, which could result in unprofitable sales or in write-offs of excess or obsolete inventory. Consequently, our failure to adequately forecast demand for our products could cause our quarterly operating results to fluctuate and cause the price of our ADSs to decline.

If our foundries do not achieve expected manufacturing yields, our product costs could increase and product availability could decrease.

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Foundries encounter difficulties from time to time in achieving acceptable manufacturing yields, which are measured by the percentage of dies produced on a fab line that pass all visual and process control monitoring tests. This often occurs during the production of new products or the installation and start-up of new process technologies. Our foundries may not be able to achieve acceptable manufacturing yields as we migrate our designs to smaller geometries. If our foundries do not achieve expected manufacturing yields, our product costs could increase and product availability could decrease.

The loss of the services of either of our two independent assembly and testing houses could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on two independent assembly and testing houses, ASE and ASAT Holdings Limited, or ASAT, to assemble and test substantially all of our current multimedia processors either for the foundry or directly for us. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. If either of these assembly and testing houses experiences capacity constraints or financial difficulties or suffers any damage to its facilities, or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with either of our independent assembly and testing houses. We typically procure services from them on a per-order basis. We currently estimate that it would take us at least three to six months to locate and qualify a new assembly and testing house. Because of the amount of time that it takes us to qualify third-party assembly and testing houses, we could experience significant delays in product shipments if we are required to find alternative assembly and testing houses for our products on short notice. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

We are dependent on a limited number of customers for a significant portion of our revenue and this dependence is likely to continue.

We have been dependent on a small number of customers for a significant portion of our revenue. Our top ten customers collectively accounted for approximately 80%, 74%, 89% and 82% of our revenue in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. Sales to our largest customers have varied significantly from period to period. Each of Shenzhen Akkord Electronics Co., Ltd., or Akkord, a China-based original design manufacturer, or ODM, and Shenzhen Hongtaili Technology Co., Ltd., or Hongtaili, one of our major China-based distributors, accounted for over 10% of our net revenue in 2003, 2004 and the six months ended June 30, 2005. We expect that a significant portion of our sales will continue to be generated by a small number of China-based customers. Our largest customers may change from year to year as we continue to expand into the mobile phone multimedia processor market. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of our major customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our operating results could be adversely affected.

We rely on third-party distributors for a significant portion of our revenue.

A significant portion of our revenue is derived from sales to distributors who resell our products to manufacturers of modules or end products, such as PC cameras and mobile phones, into which our products are incorporated. Sales to distributors accounted for 26%, 25%, 41% and 44% of our net revenue in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. As of December 31, 2004 and June 30, 2005, there were four distributors among our top ten customers. As a result, our ability to maintain good relationships with these distributors is important to the growth of our business and our results from operations. If our major distributor customers defer orders or fail to place additional orders with us, our revenue could decline and our operating results could be materially adversely affected.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainty and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a reduction in market share.

Our products are complex and must meet stringent quality requirements. Complex products such as our highly integrated single-chip products may contain defects, errors and bugs when they are first introduced or as new versions are released. If any of our products has reliability, quality, or compatibility problems, we may not be able to correct these problems on a timely basis. Consequently, our reputation may be damaged and we may fail to obtain design wins, which could harm our ability to retain existing customers and attract new customers. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. Because we cannot test for all possible scenarios, our products may contain errors which are not discovered until after they are shipped. If any of these problems are not found until after we have delivered our products to our customers, we may be required to incur additional development costs and costs associated with product recalls, repairs or replacements. Product defects may also result in product liability claims against us.

Our operating results have fluctuated in the past and we expect our operating results to continue to fluctuate.

Our revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from period to period. We expect that our revenue will continue to vary from period to period, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in demand for our products as our customers manage their inventories. Our customers tend to increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and mobile devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slow down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during the period. We based our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which could harm our operating results for that quarter.

Additional factors that could cause our quarterly results of operations to fluctuate include:

•	the timing and volume of purchase orders and cancellations from our customers;

•	changes in manufacturing costs, including wafer, testing and assembly costs, and manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity from our foundries;

•	our ability to successfully design and introduce new products in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new products introduced by us and our competitors;

•	the timing and amount of operating expenses incurred by us, including cash bonuses to senior management;

•	the liquidity and cash flow of our company and our customers; and

•	changes in exchange rates, interest rates, tax rates and tax withholding.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of June 30, 2005, we owned 67 patents in China and had 339 pending patent applications in China and two pending patent applications in Taiwan. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

We may face intellectual property infringement claims that could be time-consuming and costly to defend and, if successful, result in our loss of significant rights and inability to continue providing our existing products.

Our success also depends in large part on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, operating results or financial condition.

Two of our officers may face claims by their former employer that could consume substantial amounts of management time and attention, as well as result in damage to their and our reputations.

Dr. Zhonghan (John) Deng, our Chairman, Chief Executive Officer and President, and Dr. Xiaodong (Dave) Yang, one of our directors and our Chief Technology Officer, were among the co-founders of Vimicro China in 1999. Mr. Deng and Mr. Yang were also co-founders in 1998 of Pixim, Inc., a designer of digital imaging systems for high performance, advanced featured digital camera products based in Silicon Valley, where Mr. Deng was initially Chairman and President and Mr. Yang was initially a director and Vice President in charge of technology development. Mr. Deng left Pixim in May 2001 and became our Chairman, Chief Executive Officer and President at the beginning of 2002. Mr. Yang left Pixim in February 2004 and became our Chief Technology Officer in March 2004. Mr. Yang had also served on our board of directors in 2001 and 2002.

In May 2004, Mr. Deng and Mr. Yang learned that Pixim was contemplating a possible lawsuit against them based upon their alleged failure to disclose their involvement in Vimicro to Pixim and its stockholders and investors, with potential claims in the nature of breach of fiduciary duty, misrepresentation and securities fraud. Mr. Deng and Mr. Yang have informed us that, to date, despite inquiries on their behalf seeking clarification of the potential claims, Pixim has declined to specify the factual or legal basis for any claim and no lawsuit has been filed against Mr. Deng or Mr. Yang. However, we cannot assure you that claims of this nature or other claims will not be brought against Mr. Deng or Mr. Yang by Pixim or its investors, including claims based upon alleged breaches or misconduct by Mr. Deng or Mr. Yang under their contractual obligations to Pixim or alleged infringements of Pixim’s intellectual property rights or misappropriation of its intellectual property assets. Mr. Deng and Mr. Yang have informed us that they believe these potential claims would be without merit if brought. We cannot assure you that similar claims might not also be made against us as a result of Mr. Deng’s and Mr. Yang’s involvement with us as co-founders and contributors of technology and technological expertise to initially capitalize Vimicro and as directors and, later, members of our senior management involved in our technology and product development. If any such claims were made against us, we would intend to contest them vigorously.

Regardless of the outcome, if any such claims were made against Mr. Deng, Mr. Yang or us, litigation could be expensive and could consume substantial amounts of management time and attention, as well as result in damage to their and our reputations, which could have an adverse effect on our operations. An adverse result in litigation could involve damages or equitable relief, and we cannot assure you that such relief would not negatively affect our ability to use our intellectual property, which could have a material adverse effect on our business. The commencement and prosecution of any such litigation, regardless of the outcome, could also have an adverse impact on the price of our ADSs.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive officer and president, Dr. Zhonghan (John) Deng, our chief technology officer, Dr. Xiaodong (Dave) Yang, our chief operating officer and vice president of sales, Mr. Zhaowei (Kevin) Jin and our vice president of business development, Dr. Hui (Tom) Zhang. We rely on their expertise in multimedia processor design, business operations, sales and marketing and on their relationships with our shareholders, distributors and customers and relevant government authorities. We also rely on a number of experienced mixed-signal semiconductor designers such as Messrs. Yundong (Raymond) Zhang and Jun Zhu, whom are difficult to find since it often requires years of experience to fully master mixed-signal design. We do not maintain key-man life insurance for any of our senior executives and other key employees. If one or more of our senior executives or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

If we fail to manage our growth effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer and distributor relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire complementary technologies, businesses or assets. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We have had deficiencies and material weaknesses in our internal control over financial reporting in the past and cannot assure you that additional deficiencies and material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the price of our ADSs.

In connection with our private placement of preferred shares completed in October 2004, we engaged our independent registered public accounting firm to audit our financial statements for the three years ended December 31, 2003. In connection with this audit, our independent registered public accounting firm identified several “control weaknesses” to our audit committee relating to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. Following the completion of our private placement of preferred shares, we initiated a comprehensive review of our financial and accounting systems and procedures in preparation for our initial public offering and our future reporting obligations as a public company. In the course of this review and the 2004 audit, our management and independent registered public accounting firm identified two items that had been incorrectly accounted for under U.S. GAAP. The identification of these instances of incorrect accounting under U.S. GAAP led to a restatement of our consolidated audited financial statements for the three years ended December 31, 2003 and were reported by our independent registered public accounting firm to our audit committee as resulting from “material weaknesses” in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board, or PCAOB. The restatement related to the incorrect accounting treatment of (i) certain technology and technological expertise contributed by our founders upon the formation of our predecessor, Vimicro China, in 1999 and (ii) the share options promised to our non-employee consultants prior to our reorganization in 2004. The net restatement adjustments increased our accumulated deficit as of December 31, 2001 by US$1.6 million to US$13.7 million and affected our 2002 and 2003 results by decreasing our 2002 and 2003 net loss by US$0.9 million and US$0.6 million, respectively. The deficiencies and material weaknesses related to our lack of adequate accounting staff who possessed the requisite knowledge of U.S. GAAP to accurately prepare analyses and support accounting entries, and our lack of adequate processes and procedures to ensure the communication of pertinent operational and legal information to our finance department. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement and Internal Control Over Financial Reporting” and Note 2 to our consolidated financial statements for the three years ended December 31, 2004 included in this prospectus for a detailed discussion.

Significant resources from our management team and additional expenses have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy these material weaknesses and any additional weaknesses we may identify in our internal control over financial reporting in the future. We have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting experience and further train our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We cannot assure you that we will remedy these material weaknesses, or that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If the material weaknesses reported by our independent registered public accounting firm are not remedied or were to recur, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

Risks Relating to Our Industry

The markets in which we operate are highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The market for multimedia processors is intensely competitive and is characterized by frequent technological change and evolving industry standards. We expect competition to increase, especially in the mobile phone multimedia processor market. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology. We also face competition from large, diversified semiconductor vendors such as Philips.

In the mobile phone multimedia processor market, we face intense competition from vendors of audio processors such as Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha, and vendors of image, video and graphics processors, such as ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we may face actual or potential competition from established suppliers of semiconductor solutions to mobile phone manufacturers which may attempt to enter our market through, among other means, bundling or integrating multimedia processing functionality with their existing offerings. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek Corporation, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete effectively and increase or maintain our revenue and market share in the PC camera multimedia processor market, or compete successfully against our current or future competitors in the mobile phone multimedia processor market.

We are subject to rapidly declining average selling prices, which may harm our revenue and gross profit.

Semiconductor products and electronics products into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the future. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and test capacity.

Our business could be materially and adversely affected if we fail to anticipate changes in evolving industry standards and to develop and introduce new and enhanced products.

Our products are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Moreover, our past sales and profitability have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products. Our continued ability to adapt to such changes and anticipate future standards will be a significant factor in maintaining or improving our competitive position and our prospects for growth. We cannot assure you that we will be able to anticipate the evolving industry standards or that we will be able to successfully develop and introduce new products to meet the new standards. If we fail to anticipate technological change and introduce new products that achieve market acceptance, our business and results of operations could be materially and adversely affected.

Risks Related To Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and have a material adverse effect on our competitive position.

Most of our business operations are conducted in China and we believe that a significant portion of devices that our products are incorporated into are ultimately sold to end users in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the semiconductor industry. Such developments could have a material adverse effect on our businesses, lead to reduction in demand for our products and materially and adversely affect our competitive position.

Because our business depends in part on the continuing expansion of the electronics supply chain in China, any slowdown in this expansion could have a material adverse effect on our business and operating results.

Our continuing growth is based upon, among other factors, the continuing expansion of design, manufacturing and other elements of the electronics supply chain in China. This expansion depends on many factors, including China’s ability to continue to attract foreign investment, maintain low costs of operations and supply a well-educated labor force, as well as compete successfully against other countries which desire to establish themselves as preferred supply centers. Any slowdown in the expected expansion of the electronics supply chain in China could have a material adverse effect on our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through Vimicro China, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives or reductions of these grants could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the form of reduced tax rates, favorable lending policies, research grants and other measures. However, the PRC government authorities could reduce or eliminate these incentives at any time in the future. For example, before April 1, 2005, we were entitled to an immediate rebate for the portion of the value-added tax, or VAT, exceeding 3% of the selling price charged by Vimicro China to our customers in China. Since April 1, 2005, China revoked such VAT rebate. Although the adverse effect of this policy change on our operating results is insignificant because most of our sales were conducted through Vimicro Hong Kong, any further reduction or elimination of incentives or grants currently provided to us could have a material adverse effect on our results of operations.

Our subsidiary in China is subject to restrictions on paying dividends or making other distributions to us.

We are a holding company and we rely on dividends paid by our subsidiaries, including Vimicro China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Vimicro China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds, until the accumulated reserve fund exceeds 50% of its registered capital. These reserve funds are not distributable as cash dividends. If our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an average 2.0% appreciation of the RMB against the U.S. dollar in recent weeks. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income and comprehensive income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a portion of our revenue in RMB, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from Vimicro China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. In addition, we cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on RMB foreign exchange transactions.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. In April 2005, SAFE issued another public notice further explaining the January notice. Under the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events. On October 23, 2005, the SAFE issued a new public notice which will become effective on November 1, 2005. The new notice repeals the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also requires PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in the notice as a “special purpose offshore company.” PRC residents that are shareholders of special purpose offshore companies established before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006.

We have notified beneficial owners of our company who are PRC residents to register with the local SAFE branch as required under the new SAFE notice. We are aware that some beneficial owners of our company who are PRC residents, including some of our largest shareholders and members of our senior management, have not registered with the local SAFE branch. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effect of SARS, avian flu, or another epidemic or outbreak, on the economic and business climate. China reported a number of cases of SARS in April 2003. Any prolonged recurrence of SARS, avian flu or another epidemic or outbreak in China may have a material adverse effect on our business operations, financial condition and results of operations. For instance, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations.

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs included for quotation on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the PC camera and multimedia mobile phone markets;

•	changes in the economic performance or market valuations of other semiconductor companies;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key research and development personnel;

•	fluctuations of exchange rates between the RMB, the U.S. dollar and the Hong Kong dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$6.68 per ADS (assuming no exercise by the underwriters of the over-allotment option to purchase additional ADSs from us), representing the difference between our net tangible book value per ADS as of June 30, 2005, after giving effect to this offering and the initial public offering price of US$10.0 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 138,606,027 ordinary shares outstanding including 34,788,252 ordinary shares represented by 8,697,063 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of Morgan Stanley Dean Witter Asia Limited. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares upon completion of this offering will have the right to cause us to register under the Securities Act the sale of an aggregate of 18,531,786 shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in China and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Vimicro China. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides significantly less protection to shareholders when compared to the laws of the U.S.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited. See “Description of Share Capital—Differences in Corporate Law,” where we explain that dissenting shareholders do not enjoy rights comparable to appraisal rights upon the reconstruction and amalgamation of companies, and give more details with respect to shareholder suits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have not determined any specific use for the proceeds to us from this offering and we may use the proceeds in ways with which you may not agree.

We have not allocated the net proceeds to us from this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds we receive from this offering. The net proceeds we receive may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds we receive from this offering may be placed in investments that do not produce income or that lose value.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our principal shareholders and their affiliated entities will beneficially own approximately 40.7% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We will be subject to reporting obligations under the U.S. securities laws after the closing of this offering. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. We cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective when the requirements of Section 404 become applicable to us. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already reported to our audit committee by our independent registered public accounting firm or additional material weaknesses that may be identified during the Section 404 audit process or other reasons. Furthermore, during the course of the evaluation, documentation and attestation, we may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2005. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2005 or any further taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and sell our mobile phone multimedia processors;

•	our ability to develop new multimedia products;

•	our ability to respond in a timely manner to the evolving multimedia market and changing consumer preference and industry standards;

•	the expected growth of the multimedia market;

•	our ability to accurately predict demand for our products;

•	our ability to diversify our product range and stay abreast of technological changes;

•	competition from other designers of multimedia processors;

•	our ability to effectively protect our intellectual property and the risk that we may infringe on the intellectual property of others; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately US$59.0 million. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately US$71.1 million. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The principal reasons for this offering are to create a public market for our ordinary shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, promote our corporate brand image and perceived creditworthiness with customers and suppliers, and raise capital. As of the date of this prospectus, we have not allocated any specific portion of the net proceeds we expect to receive from this offering for any particular purpose. We intend to use the net proceeds we receive from this offering for general corporate purposes, including funding our working capital needs. We may use a portion of our net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for an acquisition.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. These consequences are described in more detail in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary Vimicro China, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 15,217,150 ordinary shares upon completion of this offering; and

•	on a pro forma as adjusted basis to give effect to the automatic conversion of all of our outstanding preferred shares into 15,217,150 ordinary shares upon completion of this offering, and the issuance and sale of 27,000,000 ordinary shares in the form of ADSs by us in this offering, at the initial public offering price of US$10.0 per ADS with net proceeds of approximately US$59.0 million, after deducting underwriting discounts, commissions and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option.

You should read this table together with our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005
	(in thousands)
	Actual		Pro Forma		Pro Forma As Adjusted
Series A redeemable convertible preferred shares, US$0.0001 par value, 15,647,132 shares authorized; 15,217,150 shares issued and outstanding	US$	23,923	US$	—	US$	—
Shareholders’ equity:
Ordinary shares, US$0.0001 par value, 484,352,868 shares authorized; 82,147,440 shares issued and outstanding, as actual(1)		8		10		12
Additional paid-in capital		41,281		65,202		124,214
Deferred share-based compensation		(1,135)		(1,135)		(1,135)
Accumulated other comprehensive loss		(3)		(3)		(3)
Accumulated deficit		(19,398)		(19,398)		(19,398)

Total shareholders’ equity		20,753		44,676		103,690

Total capitalization	US$	44,676	US$	44,676	US$	103,690

(1)	Excluding 27,249,908 shares issuable upon the exercise of options outstanding as of June 30, 2005, of which 14,241,437 were exercised in October 2005.

DILUTION

Our net tangible book value as of June 30, 2005 was approximately US$0.54 per ordinary share, and US$2.18 per ADS. Net tangible book value per ADS represents the amount of total tangible assets, minus the amount of total liabilities, divided by the ADS equivalent of the total number of ordinary shares outstanding. Dilution in net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of our shares and ADSs in this offering and the net tangible book value per ADS immediately following this offering.

Our pro forma net tangible book value as of June 30, 2005 was US$0.46 per share outstanding on that date. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding redeemable convertible preferred shares into ordinary shares.

Without taking into account any other change in such net tangible book value after June 30, 2005, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares immediately prior to the completion of this offering, and (ii) our sale of the 6,750,000 ADSs offered in this offering, at the initial public offering price of US$10.0 per ADS and after deduction of underwriting discounts and commissions and estimated offering expenses (assuming the over-allotment option is not exercised), our pro forma net tangible book value at June 30, 2005 would have been US$0.83 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$3.32 per ADS. This represents an immediate increase in pro forma net tangible book value of US$0.37 per ordinary share, or US$1.48 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$1.67 per ordinary share, or US$6.68 per ADS, to new investors in this offering.

The following table illustrates this dilution on a per ordinary share basis assuming that all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$	2.50
Pro forma net tangible book value per ordinary share as adjusted to give effect to the offering as of June 30, 2005	US$	0.83

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	1.67

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	6.68

The following table summarizes, on a pro forma basis as of June 30, 2005, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 1,304,560 ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	97,364,590	78%	US$	47,326,000	41%	US$	0.49	US$	1.96
New investors	27,000,000	22%		67,500,000	59%		2.50		10.0

Total	124,364,590	100%	US$	114,826,000	100%

The discussion and tables above do not include ordinary shares issuable upon the exercise of options outstanding as of June 30, 2005. As of June 30, 2005, we had options outstanding to purchase a total of 27,249,908 ordinary shares at a weighted average exercise price of US$0.64 per ordinary share, of which 14,241,437 were exercised in October 2005. If all these options had been exercised on June 30, 2005, after giving effect to the conversion of our preferred shares and this offering, after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value would have been approximately US$0.80 per ordinary share and US$3.20 per ADS and the dilution in net tangible book value to new investors would have been US$1.70 per ordinary share, or US$6.80 per ADS. In addition, if the underwriters’ over-allotment option is exercised in full, the dilution will be US$1.61 per ordinary share, or US$6.44 per ADS before the exercise of the options outstanding, and US$1.65 per ordinary share, or US$6.60 per ADS after the exercise of options outstanding.

ENFORCEABILITY OF CIVIL LIABILITIES

Vimicro International Corporation was incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation.

King & Wood has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the three years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2004 and 2005 and the selected consolidated balance sheet data as of June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The selected consolidated financial data should be read in conjunction with our audited and unaudited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the years ended December 2000 and 2001 and our consolidated balance sheets as of December 31, 2000 and 2001 have been derived from our unaudited and audited consolidated financial statements, respectively, which are not included in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	As of or for the Year Ended December 31,										As of or for the Six Months Ended June 30,
	2000		2001		2002		2003		2004		2004		2005
											(unaudited)
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	US$	420	US$	1,913	US$	3,904	US$	16,604	US$	50,258	US$	24,050	US$	40,356
Cost of revenue		(252)		(2,104)		(3,106)		(11,011)		(32,404)		(15,305)		(26,188)

Gross profit (loss)		168		(191)		798		5,593		17,854		8,745		14,168
Operating expenses		(5,390)		(7,852)		(6,388)		(6,844)		(24,366)		(17,594)		(8,557)
—Research and development, net		(1,002)		(2,471)		(3,030)		(3,345)		(6,290)		(4,470)		(3,176)
—Sales and marketing		(26)		(635)		(1,181)		(1,953)		(7,118)		(5,116)		(2,453)
—General and administrative		(4,362)		(4,746)		(2,177)		(1,546)		(10,883)		(8,008)		(2,928)
Loss from operations		(5,222)		(8,043)		(5,590)		(1,251)		(6,512)		(8,849)		5,611
Net income (loss)		(5,176)		(7,740)		(5,385)		14		(5,612)		(8,180)		5,257
Earnings (loss) per ordinary share
—Basic		(0.15)		(0.12)		(0.07)		0.00		(0.07)		(0.10)		0.05
—Diluted		(0.15)		(0.12)		(0.07)		0.00		(0.07)		(0.10)		0.04
Earnings (loss) per ADS
—Basic		(0.61)		(0.47)		(0.26)		0.00		(0.27)		(0.40)		0.22
—Diluted	US$	(0.61)	US$	(0.47)	US$	(0.26)	US$	0.00	US$	(0.27)	US$	(0.40)	US$	0.18
Weighted average number of shares used in earnings (loss) per share calculations
—Basic		34,157		66,345		82,147		82,147		82,147		82,147		82,147
—Diluted		34,157		66,345		82,147		82,147		82,147		82,147		99,500

Consolidated Balance Sheet Data
Cash	US$	9,948	US$	7,115	US$	2,392	US$	6,107	US$	34,592			US$	36,503
Total assets		13,644		11,758		8,703		14,751		50,617				60,523
Total liabilities		2,097		2,027		4,356		9,327		12,311				15,847
Redeemable convertible preferred shares		—		—		—		—		23,923				23,923
Total shareholders’ equity		11,547		9,731		4,347		4,359		14,383				20,753

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2005.

In the quarter ended September 30, 2005, we generated net revenue of US$27.4 million, a 10.6% increase from US$24.8 million in the previous quarter. The increase was primarily due to a 71.4% increase in unit shipments of our proprietary mobile multimedia processors to 3.6 million units from 2.1 million units in the previous quarter. Net revenue derived from PC camera multimedia processors, mobile phone multimedia processors and image sensors accounted for 36.0%, 26.6% and 35.2%, respectively, of our total net revenue for the quarter ended September 30, 2005.

Our gross profit for the quarter ended September 30, 2005 increased by 26.5% to US$11.1 million from US$8.8 million in the previous quarter. This increase in gross profit was primarily due to a substantial increase in sales volume of our recently-introduced mobile audio processor products with relative higher margins when compared to our other mobile phone multimedia processor products.

Our operating profit for the quarter ended September 30, 2005 increased by 36.2% to US$6.1 million from US$4.5 million in the previous quarter. This increase mainly resulted from the substantial increase in our gross profit, offset by an increase of US$0.7 million in our total operating expenses from the second quarter of 2005 to the third quarter of 2005. In the quarter ended September 30, 2005, our net research and development, selling and marketing and general and administrative expenses were US$2.3 million, US$1.2 million and US$1.5 million, respectively. Share-based compensation expenses are included in each of our expense line items. Research and development expenses included US$56,000 of share-based compensation expense; selling and marketing expenses included US$69,000 of share-based compensation expense; and general and administrative expenses included US$123,000 of share-based compensation expenses for a combined total of US$248,000 share-based compensation expenses in the third quarter of 2005.

Our net income was US$5.5 million in the quarter ended September 30, 2005, a 28.8% increase from US$4.2 million in the previous quarter.

We had cash of US$31.6 million as of September 30, 2005, as compared to US$36.5 million as of June 30, 2005. Our cash position as of September 30, 2005 reflected a substantial increase in our spending on inventories. Our inventories amounted to US$15.5 million as of September 30, 2005, a 70.7% increase from US$9.1 million as of June 30, 2005. We increased our inventories in the third quarter of 2005 to meet anticipated customer demand for mobile audio and image sensor products.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a fabless semiconductor company that designs, develops and markets proprietary semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We have grown significantly since we introduced our proprietary multimedia products in September 2001. Our net revenue increased from US$3.9 million in 2002 to US$16.6 million in 2003 and US$50.3 million in 2004 and from US$24.1 million for the six months ended June 30, 2004 to US$40.4 million for the same period in 2005. Our gross profit increased from US$0.8 million in 2002 to US$5.6 million in 2003 and US$17.9 million in 2004 and from US$8.7 million for the six months ended June 30, 2004 to US$14.2 million for the same period in 2005. Our net income amounted to US$5.3 million for the six months ended June 30, 2005. We had a net loss of US$5.4 million in 2002 and achieved a net income of US$14,000 in 2003. We incurred a net loss of US$5.6 million in 2004 due to the share-based employee compensation expenses recorded in 2004. We had an accumulated deficit of US$19.4 million as of June 30, 2005. Although we recently became profitable, we may not be able to maintain profitability. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance.

We were founded in October 1999. Until September 2001, we were a development stage company and did not sell any proprietary products. During this period, we established our management structure, began our research and development activities and sold a limited amount of third-party products. We began volume shipments of our proprietary PC camera multimedia processors in September 2001, and became a leading supplier of PC camera multimedia processors. In 2004 and the six months ended June 30, 2005, we shipped approximately 15.9 million and 9.8 million, respectively, units of PC camera multimedia processors. To capitalize on the rapid growth in demand for multimedia mobile phones, we introduced our first proprietary mobile phone multimedia processor product in the beginning of 2003 and have developed a number of successive models of mobile phone multimedia processor products since then. We began volume shipments of mobile phone multimedia processors in 2003. We also introduced our first generation home TV camera multimedia processors and shipped limited quantities of this new product in 2004. To meet the demand of China-based PC camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our proprietary PC camera multimedia processors. We have developed and introduced 15 multimedia processor products since September 2001. We currently derive a significant portion of our revenue from sales of proprietary PC camera multimedia processors. In the future, we intend to derive an increasing percentage of our revenue from mobile phone multimedia processors and other new proprietary products that we develop to address the needs of additional markets which we believe have the potential for high volume sales of multimedia products.

In reviewing our performance, we focus on the following non-financial factors: our market penetration, the features and performance of our products, our number of design wins, the length of our product sales cycles, and shipment volumes of our products. We evaluate our performance in respect of these non-financial factors against our internally developed operating plans. We also focus on the following key financial factors: net revenue, gross profit margins and operating expenses.

While our business is influenced by factors affecting the semiconductor industry generally and by conditions in each of the markets we serve, we believe our business will be influenced by company-specific factors such as our ability to continually improve our product development capabilities, increase our sales and improve our operations. We expect that our ability to grow our business will depend on our success in penetration of our target markets.

Our gross profit margins have historically fluctuated and are expected to continue to fluctuate due to several factors, including changes in the relative mix of our products, the per unit costs for our products, and the average selling prices for our products. We have been able to reduce the average per unit costs for our products primarily due to our ability to negotiate more favorable pricing terms with our foundries and testing houses as we have achieved higher shipment volumes, as well as our ability to improve the manufacturing yields of our products over time through our manufacturers and reduce the size and cost of our products through the migration of our designs to more advanced semiconductor manufacturing processes, for example, from .25 micron CMOS to .18 micron CMOS manufacturing processes. We expect to continue to face price pressure on our products as average selling prices for semiconductor products generally decline over time. However, the average selling price decline may be mitigated by developing and marketing successive generations of products with lower unit costs than prior generations. In order to maintain or improve our gross profit margins, we need to continue to introduce new, lower cost products, increase sales volumes and reduce unit costs.

We expect that the total amount of our operating expenses will generally grow over time. Our research and development expenses are expected to increase as we continue to develop new multimedia products and increase our headcount. Our sales and marketing expenses are expected to grow as we expand our sales and marketing network in Asia, Europe and North America and engage in additional marketing and promotional activities. Our general and administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a publicly-traded company.

We use a limited number of third-party foundries to manufacture our multimedia products, and we rely on a limited number of independent assembly and testing houses to assemble and test substantially all of our multimedia processors. We believe that this business model enables us to reduce our capital expenditures and fixed costs relative to semiconductor companies that manufacture, assemble and test their own products, while focusing our engineering and design resources on our core strengths. We do not have any long-term agreement with any foundry or assembly and testing house and we typically place orders with them on a purchase order basis, depending on our customers’ purchase orders and sales forecasts. Our dependence on a limited number of foundries and assembly and testing houses subjects us to a number of risks, including those risks set forth in “Risk Factors—Risks Related to Our Business” concerning foundries and assembly and testing houses.

Multimedia processors are characterized by a lengthy time to market, which is the interval between product development and initial volume sales. The time to market typically ranges from three to six months for our PC camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers. Our lengthy time to market makes it difficult for us to forecast our revenue and increases the variability of our quarterly results. It also results in a lengthy interval from the time we incur research and development and other operating expenses in connection with a new product to the time that we can first generate revenue from that product. It is possible that we may not generate sufficient, if any, revenue from a new product to offset the increased operating expenses for the development and sale of that product.

We operate and manage our business as a single segment. We do not account for our results of operations on a geographic or other basis, and we do not allocate operating expenses among our products.

Vimicro International Corporation was incorporated in the Cayman Islands in February 2004 as an exempted company with limited liability. In connection with our corporate reorganization in May 2004, all of the former owners of Vimicro China transferred their equity interests in Vimicro China to Vimicro International Corporation, and they and/or their designated nominees subsequently subscribed for shares of Vimicro International Corporation based on their respective proportionate interests in Vimicro China prior to the reorganization. The reorganization has been accounted for as a capital stock reorganization, and as a result, Vimicro China is considered to be the predecessor of Vimicro International Corporation. Our consolidated financial statements are presented as if Vimicro International Corporation had been in existence for all of the periods presented.

Revenue

The following table sets forth our net revenue derived from PC camera multimedia processors, image sensors, mobile phone multimedia processors and other products, respectively, in amounts and as percentages of total net revenue for the periods indicated. Our net revenue reflects a deduction for customer rebates and business taxes and related surcharges incurred in connection with our operations in China.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2002		2003		2004		2004		2005
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
	(in US$ thousands, except percentages)
Net revenue:
PC camera multimedia processors	1,427	36.6	7,315	44.1	28,338	56.4	14,334	59.6	16,353	40.5
Image sensors	638	16.3	3,451	20.8	18,351	36.5	8,124	33.8	16,119	40.0
Mobile phone multimedia processors	—	—	1,582	9.5	1,913	3.8	523	2.2	7,117	17.6
Other products	1,839	47.1	4,256	25.6	1,656	3.3	1,069	4.4	767	1.9

Total net revenue	3,904	100.0	16,604	100.0	50,258	100.0	24,050	100.0	40,356	100.0

We sell our products directly to original equipment manufacturers, or OEMs, who incorporate our multimedia processors into their products, and to original design manufacturers, or ODMs, who incorporate our multimedia processors into end products and modules that they supply to brand owners. Many of the leading brand owners in our target markets use ODMs to design and manufacture their products. Accordingly, a significant portion of our revenue is derived from our sales to ODMs. In addition, we sell our products to design houses, module manufacturers and distributors that serve manufacturers in our target markets. In 2004, our top five and top ten customers accounted for approximately 77% and 89%, respectively, of our net revenue for the year. In the six months ended June 30, 2005, our top five and top ten customers accounted for approximately 69% and 82%, respectively, of our net revenue for the period. Each of Akkord, a China-based ODM, and Hongtaili, one of our major China-based distributors, contributed over 10% of our net revenue in 2003, 2004 and the six months ended June 30, 2005, respectively. We expect that sales to our top customers will vary from period to period as our sales are typically made pursuant to individual purchase orders, rather than long-term commitments. In addition, as we expand our mobile phone multimedia processor business, we expect our overall customer composition as well as the identity and concentration of our top customers to change from period to period.

Substantially all of our customers are based in Asia. We anticipate that most of our revenue will continue to be derived from sales to our customers in Asia. However, we believe that a significant number of PC cameras and mobile phones designed and manufactured by our customers are sold to end users outside of the Asia-Pacific region. We generally collect payments from customers shortly before delivering our products. We also offer credit terms to attract and retain large customers.

Historically, we sold our VXP product, consisting of PC cameras and related software, to help affiliates of China Telecom and China Netcom promote their broadband services to end users. In 2002 and 2003, we also sold certain power management chips developed by third parties. In addition, we sold analog products developed by Shanghai Pudong Microelectronics Development Corporation, or SPMC, an entity that was affiliated with us before December 2004. We have discontinued our sales of third-party power management chips and substantially reduced sales of our VXP product since 2004.

Cost of Revenue and Gross Profit

Our cost of revenue primarily consists of costs associated with the fabrication of wafers, the assembly, testing and shipping of our multimedia processors, amortization of costs associated with prototype masks and tooling, and costs of third-party products that we sell to our customers. As we do not have long-term, fixed supply agreements with third-party foundries and assembly and testing companies, our costs for wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market. We expect that our cost of revenue will increase as our sales volume increases, offset in part by reduced per unit costs of wafer fabrication, assembly and testing over larger volume shipments.

Our gross profit margins increased from 33.7% in 2003 to 35.5% in 2004 primarily due to a substantial increase in our sales of PC camera multimedia processors from 3.9 million units in 2003 to 15.9 million units in 2004 and the increased revenue contribution from sales of PC camera multimedia processors, as well as reduced per unit costs for wafer fabrication, assembly and testing. Our gross profit margins decreased from 36.4% for the six months ended June 30, 2004 to 35.1% for the six months ended June 30, 2005 primarily due to a substantial increase in our sales of third-party image sensors that we bundled with our proprietary PC camera multimedia processors. Our sales of these sensors increased from 2.9 million units in the six months ended June 30, 2004 to 6.1 million units in the same period in 2005. We have realized low gross profit margins on sales of these third-party image sensors, since we are a reseller of these sensors. To reduce the cost of these sensors, we have recently begun working with sensor manufacturers to purchase finished wafers from dies produced based on our specifications and tuned to provide superior performance with our processors. We then process these die into finished products using an outsourced assembly vendor and our internal testing process. Notwithstanding the decrease in our overall gross margins from the six months ended June 30, 2004 to the same period in 2005, we achieved higher margins on sales of our multimedia processors in the latter period due to a substantial increase in sales volume and reduced per unit costs for wafer fabrication, assembly and testing. Our sales of PC camera and mobile phone multimedia processors increased from 7.9 million units and 263,000 units, respectively, in the six months ended June 30, 2004 to 9.8 million units and 3.5 million units, respectively, in the same period in 2005 as a result of our introduction of several new models of multimedia processors and further penetration of the multimedia PC and mobile phone markets. As we increase shipments of mobile phone multimedia processors, we expect that our average gross profit margins on multimedia processors will be lower because the mobile phone multimedia processor market is characterized by higher unit shipment volumes but lower gross margins as compared with the PC camera multimedia processor market.

Semiconductor products and electronic devices into which they are incorporated are typically sold in high volumes and are subject to rapid declines in average selling prices. We have reduced the prices of many of our products in the past to meet market demand, and expect that we will continue to face market driven pricing pressures on our products in the future. Therefore, there is no assurance that we will be able to maintain our gross profit margins in the future.

Operating Expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses, each of which include share-based employee compensation expenses.

Share-based Employee Compensation

Following the incorporation of Vimicro International Corporation, we granted options to purchase a total of 17,574,448 ordinary shares in March 2004 to our current and former employees to honor the commitments previously made by Vimicro China during the period from 1999 to the date of grant. Due to the difference between the option exercise prices and the estimated fair value of our ordinary shares at the time of grant, in 2004, we recognized a total of US$13.4 million of share-based employee compensation expenses, of which US$2.7 million were included in our research and development expenses, US$3.9 million were included in our sale and marketing expenses and US$6.8 million were included in our general and administrative expenses. We will amortize US$2.1 million of the deferred share-based employee compensation expenses incurred in connection with our March 2004 option grants over the vesting periods of the options.

In addition, we adopted a 2004 share option plan, or 2004 plan, and granted a total of 7,981,100 options to our employees under the 2004 plan by June 30, 2005. As we believe that the exercise prices of these options were above the estimated fair market value of our ordinary shares on the grant date, we did not recognize any share-based employee compensation expenses in connection with these grants. Our board of directors and shareholders recently adopted a 2005 share incentive plan, or 2005 plan. For a description of our 2005 plan, see “Management—Share Options.” No option has been granted under the 2005 plan to date.

Research and Development

Research and development expenses consist primarily of salaries, bonuses, and benefits for research and development personnel, lease expenses for occupancy associated with research and development, costs of engineering services from contractors and consultants, depreciation of engineering equipment and share-based compensation expenses for non-employee consultants. Our research and development expenses have been offset by the government and private grants that we received. We received grants from various PRC government authorities from 2003 through 2005, and we also received grants from a leading global software company from 2003 through 2005. The aggregate amounts of the grants we received were US$1.3 million, US$2.5 million, US$2.1 million and US$0.4 million in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. Each grant is associated with a particular research and development project that we have undertaken. When we apply any portion of a grant to the related project for which qualified expenses have been incurred, our research and development expenses for the period are offset by the amount applied. We applied a total of US$1.1 million, US$1.3 million, US$2.3 million and US$0.9 million of these grants to research and development projects in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. As of June 30, 2005, we had total unused grants of US$0.9 million. There is no assurance that we will continue to receive grants from PRC government authorities or any other party in the future. We expect that our total research and development expenses will increase as we continue to develop new multimedia products.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, bonuses, benefits and related costs for sales and marketing personnel, travel and other expenses related to sales and marketing activities, and sales commissions to our distributors in South Korea and Taiwan. We expect that our total sales and marketing expenses will increase as we hire additional sales and marketing personnel, expand our sales and marketing network in Asia, Europe and North America to promote and sell our multimedia processor products, and engage in additional marketing and promotional activities.

General and Administrative

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs for administrative personnel, travel, lease and other expenses for general and administrative purposes, as well as costs for outside services, including legal and accounting services. We expect that our total general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company upon completion of this offering.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in the Cayman Islands.

PRC Tax

Enterprise Income Tax.    PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%. The Income Tax Law and the related implementing rules also provide certain favorable tax treatments to FIEs which qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are also generally subject to an enterprise income tax rate of 33%.

Vimicro China, an FIE which is registered and operates in a high-tech zone of Beijing Zhongguancun Science Park, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15%. It was entitled to a three-year exemption from the enterprise income tax from its first year of operation (which expired on December 31, 2002) and was thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years (which will expire on December 31, 2005). After December 31, 2005, Vimicro China will be subject to a preferential enterprise income tax rate of 15% so long as it continues to operate in the high-tech zone and maintains its “new or high technology enterprise” status.

To qualify as a “high or new technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	a minimum level of revenues generated from high technology related sales or services as a percentage of total revenues;

•	a minimum number of employees engaged in research and development; and

•	a minimum research and development expenses as a percentage of total revenues.

Vimicro China’s status as a “high or new technology enterprise” is re-assessed every other year. The PRC central or local government could determine at any time to immediately eliminate or reduce such preferential tax treatment and our effective enterprise income tax rate would increase as a result.

If Vimicro China ceases to qualify for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. In addition, so long as we continue to recognize share-based compensation expense in future periods, our effective tax rate will exceed the statutory tax rate because share-based compensation will not be deductible for PRC tax purposes. The amount of income tax payable by Vimicro China in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, Vimicro China, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income.

Value-added Tax.    VAT is charged in China based on the selling price of our products to customers in China at a general rate of 17%. Prior to April 1, 2005, Vimicro China was entitled to receive an immediate refund for any portion of the VAT exceeding 3% of the selling price charged by Vimicro China for its sales of our semiconductor products to customers in China. However, effective April 1, 2005, such refund is no longer available. The adverse effect of these changes on our operating results is insignificant because most of our sales have been conducted through our subsidiary in Hong Kong and are not subject to the VAT.

Business Tax.    Vimicro China is subject to a local business tax at an effective rate of 5% on royalties received from Vimicro Hong Kong for certain technologies licensed to Vimicro Hong Kong. Prior to May 2004, Vimicro China was eligible for refunds of the business tax, and Vimicro China applied for and received certain refunds of the business tax. Effective from May 2004, Vimicro China has been entitled to an exemption of the business tax. However, we cannot assure you that Vimicro China will continue to be exempted from the business tax in the future as the PRC tax rules and policies may change from time to time.

Hong Kong Tax

Companies in Hong Kong are subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, our subsidiary in Hong Kong has not been required to pay profit tax as it had no assessable profit.

Under applicable Hong Kong tax rules that went into effect on June 25, 2004, an entity established outside of Hong Kong is subject to a 5.25% withholding tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control by the same holding company. Vimicro Hong Kong makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties it receives from Vimicro Hong Kong, which Vimicro Hong Kong withholds and pays over to the tax authorities in Hong Kong on behalf of Vimicro China. The amount of royalty tax paid on behalf of Vimicro China is treated as a foreign tax credit of Vimicro China which may be used to offset the tax payable on the foreign income from the same source.

Variable Interest Entity

SPMC was jointly established by Vimicro China and two other entities and commenced operation in early 2003 to develop analog integrated circuits products. Upon the establishment of SPMC, we transferred most of the executives and engineers in our analog product research and development division to SPMC, which comprised more than half of the employee headcount at SPMC at its inception. Although we only owned a 32.5% equity interest in SPMC, we had an exclusive distribution right to sell all products developed by SPMC. We purchased SPMC’s products at cost and shared 40% of the gross profits derived from the sales of these products with SPMC. Under the requirements of the Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN No. 46R, we have evaluated our relationship with SPMC based on our investment and contractual relationships with SPMC and determined that SPMC was a variable interest entity while we were the primary beneficiary of SPMC. We have retroactively adopted FIN 46R and consolidated the financial position and operating results of SPMC from 2003 until December 23, 2004 when we disposed of our equity interest in SPMC and terminated the exclusive distribution arrangement. Subsequent to our disposal, SPMC has ceased active operations and we have hired most of SPMC’s employees to continue our analog product research and development activities.

Restatement and Internal Control Over Financial Reporting

In connection with our private placement of preferred shares completed in October 2004, we engaged our independent registered public accounting firm to audit our financial statements for the three years ended December 31, 2003. In connection with this audit, our independent registered public accounting firm identified several “control weaknesses” to our audit committee relating to (i) a lack of personnel with U.S. GAAP reporting experience, and (ii) the use of manual accounting systems that did not enable timely recording of transactions. Following the completion of our private placement of preferred shares, we engaged our independent registered public accounting firm to audit our financial statements for the year ended December 31, 2004 and we initiated a comprehensive review of our financial and accounting systems and procedures in preparation for our initial public offering and our future reporting obligations as a public company. In the course of this review and the 2004 audit, our management and our independent registered public accounting firm identified two items that had been incorrectly accounted for under U.S. GAAP. The identification of these instances of incorrect accounting under U.S. GAAP led to a restatement of our consolidated audited financial statements for the three years ended December 31, 2003 and were reported by our independent registered public accounting firm to our audit committee as resulting from “material weaknesses” in our internal control over financial reporting. These material weaknesses related to our lack of adequate accounting staff who possessed the requisite knowledge of U.S. GAAP to accurately prepare analyses and support accounting entries, and our lack of adequate processes and procedures to ensure communication of pertinent operational and legal information to our finance department. A material weakness is defined under PCAOB’s Audit Standard No. 2 as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consolidated financial statements for each of the three years ended December 31, 2003 have been restated from those previously issued to correct the accounting for (i) certain technology and technological expertise (the “Technology”) contributed by our founders and (ii) the share options promised to our non-employee consultants prior to our reorganization in 2004. Our founders contributed the Technology to Vimicro China upon its formation in 1999. The Technology was deemed to be the consideration provided by these founders in exchange for a 35% interest in Vimicro China and certain anti-dilution protections (which applied to two subsequent sales of equity interests by Vimicro China in 2000 and 2001 and have since then been terminated). Under the prior accounting treatment, we obtained an independent external valuation and recorded the Technology as an intangible asset which was recorded at its fair value and amortized on a straight-line basis over four years from 1999 to 2003 into cost of revenue. Upon further evaluation of the nature of the Technology contributed to us, we determined that the capitalization was incorrect since the technology was never applied to our business, production or research and development activities, and since the technological expertise was generally available in the marketplace and was not available exclusively to us. We have determined that the fair value of the original 35% equity interest in Vimicro China received by the two founders in 1999 and the equity interests subsequently issued under their anti-dilution protections in 2000 and 2001 represented share-based compensation expenses to the founders which should have been expensed when the equity interests were issued.

In March 2004, we issued 2,323,500 share options to certain consultants to honor Vimicro China’s prior written promises to issue share options to these consultants for their services rendered in prior years. Previously, we estimated fair values of these consultancy services based on the estimated values of the underlying shares at the time when these service contracts were entered into. Such consultancy service costs were originally charged as research and development expenses and accrued over the relevant service periods of these consultants. Upon further examination of Vimicro China’s historical capital structure and applicable PRC law which restricts a PRC entity from granting share options, we determined that Vimicro China did not have the ability to issue share options as consideration for our consultants’ services when their services were rendered. As a result, these consulting service contracts constitute liability financial instruments under EITF No. 00-19. Accordingly, in connection with the restatement, we estimated that the fair value of the vested portion of the service contracts based on the then estimated fair value of the shares underlying such options when the services were received by us. We reassessed the cumulative accrued service costs associated with these consulting service contracts at the end of each reporting period based on the then estimated fair value of the shares underlying the vested portion of the options. The increases or decreases in the cumulative accrued services costs were charged as research and development costs. Upon the capital reorganization and granting of share options to the consultants in March 2004, we reclassified the cumulative accrued liability into equity.

The net restatement adjustments increased our accumulated deficit as of December 31, 2001 by US$1.6 million to US$13.7 million and affected our prior year results by decreasing our 2002 and 2003 net loss by approximately US$0.9 million and US$0.6 million, respectively. For a detailed discussion of the two restatements, see Note 2 to our audited consolidated financial statements for the three years ended December 31, 2004 included in this prospectus.

Before our independent registered public accounting firm reported our material weaknesses, we had begun to hire additional qualified finance and accounting staff and improve our internal control over financial reporting.

We have implemented and are continuing to implement the following measures to improve our internal control over financial reporting:

•	hiring of qualified personnel with accounting and financial reporting experience, including hiring of a vice president of accounting, Xiaosong (Jonathan) Zhang, a Certified Public Accountant of the American Institute of Certified Public Accountants with eleven years of experience in U.S. GAAP accounting, auditing and reporting, and promoting Mr. Zhang to be our chief financial officer in May 2005;

•	reassessment by Mr. Zhang and his team of our past applications of U.S. GAAP;

•	establishment of an audit committee consisting of two independent directors and one non-executive director in October 2004;

•	engagement of a third-party consulting firm to (i) evaluate our current internal controls over financial reporting; (ii) assist us in developing an overall internal control system under COSO framework which establishes comprehensive operating and accounting policies and procedures manuals to guide the day-to-day operations of accounting and finance and relevant operational personnel; and (iii) provide consulting services on U.S. GAAP related matters on an if-needed basis;

•	implementation of Microsoft’s Axapta ERP system, which is designed to integrate front and back end operations to timely and accurately record transactions;

•	development of formal approval procedures which require the involvement of accounting personnel in our contract approval process; and

•	training relevant accounting and operational personnel.

In addition, since we established our audit committee, our accounting and finance personnel have reported regularly to our audit committee on major accounting and financial matters, and our audit committee has actively communicated with our independent registered public accounting firm.

Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting the evaluation, design, documentation, implementation and testing of our internal control over financial reporting in anticipation of the requirement to comply with Section 404 under the Sarbanes-Oxley Act. We have engaged a third-party advisor to assist us in complying with the requirements of Section 404. As we are still in the evaluation process, we may identify additional material weaknesses or significant deficiencies according to the standards set forth in Section 404 in the future. Should we discover such conditions, we are committed to taking appropriate steps for remediation, as needed.

Our management believes that the actions we have taken to date have enhanced the reliability and effectiveness of our internal control over financial reporting as of the date of this prospectus. However, our independent registered public accounting firm has not evaluated the effectiveness of the measures we have taken to improve our internal control over financial reporting since such material weaknesses were noted in connection with the recently completed 2004 audit and related restatement of prior years’ financial statements. We cannot assure you that the measures we have taken to date or any measures we take in the future will be sufficient to remediate the material weaknesses reported by our independent registered public accounting firm and to avoid potential future material weaknesses. See “Risk Factors—We have had material weaknesses in internal control over financial reporting in the past and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery and transfer of title have occurred and the price is fixed or determinable and collectibility is reasonably assured. Under these criteria, revenue from the sale of our products is recognized net of accruals for estimated sales returns and allowances based on historical experience.

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products which we record as advances from customers. For customers to which we provide credit terms, we have assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

We offer volume-based sales rebates to our customers on selected products when the customers have completed a specified cumulative level of revenue transactions. We accrue the cost of such rebates in accordance with EITF 01-9 by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

Inventories

We state inventories at the lower of cost, on a weighted average basis, or market. Market value is equal to current replacement cost to the extent that it does not exceed net realizable value. We record adjustments to write down the cost of obsolete or excess inventory to the estimated net realizable value based on historical and forecasted demand. Determination of net realizable value of inventories involves numerous judgments, including projecting average selling prices and sales volumes for future periods and costs to complete products in work in process inventories. To project average selling prices and sales volumes, we review recent sales volumes, existing customer orders, current contract prices, industry analysis of supply and demand, seasonal factors, general economic trends and other information. When these analyses reflect estimated market values below our manufacturing costs, we record a charge to cost of revenue in advance of when the inventory is actually sold. Differences in forecasted average selling prices used in calculating lower of cost or market adjustments can result in significant changes in the estimated net realizable value of product inventories and accordingly the amount of write-down recorded. Due to the volatile nature of the semiconductor industry, actual selling prices and volumes often vary significantly from projected prices and volumes and, as a result, the timing of when costs of revenue are charged to operations can vary significantly.

Share-based Compensation

We granted unrestricted shares to our founders for their contributions of certain technology and technological expertise to us during our development stage. Pursuant to the agreed antidilution protections, we granted additional unrestricted shares to them in 2000 and 2001 to maintain their 35% equity interest after additional rounds of fund raising. We also granted share options to our employees, directors, consultants and advisors in 2004 and 2005 on terms determined by our board of directors on the date of grant.

We have accounted for the grant of founders’ unrestricted shares and employee share-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees,” which requires us to record a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire our shares. The compensation expense is recognized over the applicable service period in accordance with the guidance provided by FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an interpretation of APB Opinions No. 15 and 25”. FIN No. 28 provides a graded vesting method over the vesting periods of the share options, which is generally five years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

We have accounted for share-based awards to non-employee consultants in accordance with EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, SFAS No. 123, “Accounting for Stock-Based Compensation” and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Before the incorporation of Vimicro International Corporation and our reorganization in 2004, although we had contracted with our non-employee consultants to award them our share options for their consultancy services performed, our legal capital structure and the PRC legal environment in which the company was operating did not permit the non-employee consultants to obtain the company’s equity interests. To the extent that the consultants had provided services which vested them in the share option grants to be awarded under the consultancy contracts, EITF No. 00-19 requires us to measure the fair values of the vested portion of such awards at their vesting dates and record a liability due to the consultants and mark the liability to market at each subsequent reporting period end until the options are issuable. Subsequent to our capital reorganization and formalization of a share option plan, we recorded the charge for consultancy services under SFAS No. 123 and EITF No. 96-18, which require us to measure the fair values of the vested portion of such awards at their service completion dates, which generally coincide with the vesting schedule.

We have engaged a third-party appraiser to determine the estimated values of the shares underlying our options by reference to historical share transactions with or between third parties and by applying a blended discounted cash flow and market value approach to derive the estimated fair values for the shares underlying our options.

Determination of the fair value of our shares involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different.

In order to determine the fair values of the options granted to the non-employee consultants and comply with the disclosure requirement of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” for the fair values of the options granted to our employees, we have also estimated the fair values of the stock options granted by applying the Black-Scholes option pricing model.

Because our option plan covers both our employees and our non-employee consultants, the change in the amount of share-based compensation expenses will affect our reported net income (loss), earnings (loss) per share and each line item of our operating expenses, including share-based employee compensation expenses, sales and marketing expenses, general and administrative expenses and research and development expenses.

The Black-Scholes option-pricing model requires the following inputs: (i) the exercise price of the options, (ii) the current price of the underlying shares, (iii) the expected term of the options, (iv) the expected volatility of the underlying shares, (v) the risk-free interest rate during the expected term of the options, and (vi) the expected dividend yield of the underlying shares.

Among these inputs, only the exercise price of the options, which is stated in the option agreements, can be objectively determined. As discussed above, the determination of the price of our ordinary shares has been subject to a significant degree of judgment and estimation because our ordinary shares were not publicly traded at the grant date of our options. The expected term of the option involves making estimates of the anticipated timing of the exercise of the vested options and estimates of the volatility of our ordinary shares. Estimates of the anticipated timing are made by our board and management. Estimating the volatility of the price of our ordinary shares is complex because there is no readily available trading market or adequate trading history for our ordinary shares. We use the minimum value method in estimating the share price volatility for options issued to employees. Because our employee share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of our share options. We have applied the U.S. treasury bill interest rate with a maturity similar to the expected term of our options as the risk-free interest rate and assumed a zero dividend yield over the term of the options as we do not have any present plan to pay any cash dividends in the foreseeable future. Had we used different assumptions and estimates, material differences could have resulted in the estimated fair value of the share options.

From the date of our incorporation until the date of this prospectus, we granted the following options to our employees and our non-employee consultants.

Grant Date	Number of Options	Exercise Price (US$)	Fair Value of Ordinary Shares (US$)	Type of Valuation
March 17, 2004	19,897,948	0.01-0.6	1.14	(1)
October 14, 2004	7,592,200	1.60	1.34	(1)
January 31, 2005	238,700	1.80	1.74	(2)
May 2, 2005	657,000	2.10	1.94	(2)
August 12, 2005	1,045,100	3.00	3.00	(3)
October 28, 2005	1,138,400	2.50	2.50	(3)

(1)	Contemporaneous third-party valuation
(2)	Retrospective third-party valuation
(3)	Contemporaneous internal valuation

March 2004 Option Grants

In connection with the options granted on March 17, 2004, we engaged an independent appraiser, Sallmanns (Far East) Limited, or Sallmanns, to perform a contemporaneous assessment of the fair value of our ordinary shares underlying the options as of March 17, 2004. Sallmanns used a combination of the market approach and the income approach, also known as the discounted cash flow approach, to assess the fair value of our ordinary shares underlying the options. Sallmanns assigned a 70% weight to the market approach and a 30% weight to the income approach, and concluded that the fair value of our ordinary shares as of March 17, 2004 was US$1.14 per share.

Under the market approach, the fair value of our underlying ordinary shares was assessed based on historical prices at which our ordinary shares and preferred shares were issued or sold from the beginning of 1999 to

October 2004. Sallmanns used a linear regression model to establish mathematical relationships between the issuance prices and the dates of evaluation. These mathematical relationships were then used to determine the fair value of our ordinary shares on the date the options were granted. The market approach assumed that the risk assessment of investors and their views on future trends of our performance remain consistent over time.

In order to use the income approach, Sallmanns created a forecast of our future cash flows based on our internal budgets and earnings forecasts. Sallmanns then applied a 33% discount rate in calculating the net present value of those cash flows, which in turn formed the basis for the valuation of the ordinary shares under the income approach.

The major assumptions used by Sallmanns in calculating the fair value of our ordinary shares as of March 17, 2004 are as follows:

(i)	Sallmanns assigned a 70% weight to the market approach and a 30% weight to the income approach for the March 2004 valuation. Sallmanns determined that the market approach should serve as the primary basis for calculating the fair value of our ordinary shares, supplemented by the income approach. This was mainly because the prices for our historical issuances and sales of shares, the last of which took place in April 2001, were not reliable references for the fair value of our ordinary shares in March 2004. We were a development stage company and did not sell any proprietary products until September 2001 and have grown significantly since then.

(ii)	The weighting for the market approach outweighed the weighting for the income approach, as we had grown significantly over time and the market approach became more appropriate as the preferred method of determining the fair value of our ordinary shares.

October 2004 Option Grants

For the options granted on October 14, 2004, we engaged Sallmanns to perform a contemporaneous assessment of the fair value of our ordinary shares underlying the options as of October 14, 2004. Sallmanns used a combination of the market approach and the income approach to assess such fair value. Sallmanns assigned a 80% weight to the market approach and a 20% weight to the income approach for the October 2004 valuation, as we just completed our first-time issuance and sale of our preferred shares to unrelated sophisticated investors on October 12, 2004. In its application of the income approach, Sallmanns applied a 31.5% discount rate in calculating the net present value of our future cash flows. After applying the combined approaches, Sallmanns concluded that the fair value of our ordinary shares as of October 14, 2004 was US$1.34 per share, which was lower than the exercise price for the options granted on October 14, 2004.

Growth in revenue and earnings, as well as other business development achievements that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. Sallmanns attributed the increase in the fair value of our ordinary shares from March 2004 to October 2004 to business developments during the period, including the following:

•	On October 12, 2004, we completed our issuance and sale of Series A preferred shares to unrelated sophisticated investors for approximately US$1.60 per share.

•	In the second quarter of 2004, we achieved quarterly revenue of over US$13.0 million.

•	We increased our overall headcount from 162 as of March 3, 2004 to 188 as of September 30, 2004, with increases particularly concentrated in the research and development and sales and marketing departments.

•	We entered the market for mobile phone multimedia processors: in April 2004, we commenced shipments of embedded mobile audio processors to a limited number of prominent mobile handset manufacturers in China and in the following months, we achieved a number of design wins and commenced volume shipments (of both mobile audio and video processors) to a number of additional domestic mobile phone manufacturers.

•	We had a successful tape out of more technologically advanced products such as the new generation mobile phone multimedia processors and home TV camera multimedia processors.

We believed that, given the voting, liquidation preferences and other rights associated with the preferred shares, the fair value of ordinary shares in October 2004 should be lower than the per share price of the preferred shares, which was approximately $1.60 per share. However, our intention has consistently been to issue options with exercise prices at or greater than the fair value of our ordinary shares. Therefore, we used the preferred share issuance price as the exercise price for the options granted on October 14, 2004.

January 2005 Option Grants

In setting the exercise price for options granted on January 31, 2005, we determined the exercise price by primarily referring to the price of US$1.60 per share at which our preferred shares were issued and sold to the sophisticated financial investors in October 2004 and our ordinary shares were sold by certain existing shareholders to new third-party shareholders between November 2004 to January 2005, taking into account the business developments during the period from October 2004 to January 2005. As we believed the share price in these third-party arms’ length transactions was a good indication of the fair value of our ordinary shares, we did not engage any independent appraiser to perform a contemporaneous valuation of the shares in January 2005.

In August 2005, in connection with the preparation of the financial statements for the six months ended June 30, 2005, we requested Sallmanns to perform a preliminary retrospective assessment of the fair value of our ordinary shares as of January 31, 2005. Sallmanns used the market approach to assess the fair value of our ordinary shares underlying the options granted on January 31, 2005. It believed the market approach was a more prudent approach than the combination of the market and the income approaches in deriving the fair value of our ordinary shares because: (1) there were additional transactions involving our ordinary shares between November 2004 and January 2005 which could be used as references; (2) the January 2005 assessment date was closer in time to our proposed initial public offering, which made the market approach a more reasonable methodology; and (3) the result of the regression analysis showed a consistent relationship between the fair value of our ordinary shares and time remaining until our expected initial public offering. The preliminary results of the market approach valuation indicated that the fair value of our ordinary shares as of January 31, 2005 was US$1.74 per share, which was lower than the exercise price established by us.

In setting the exercise price of the options granted on January 31, 2005, we considered the following business developments to be relevant in determining the fair value of our ordinary shares:

•	In the fourth quarter of 2004, we achieved quarterly revenue of approximately US$1.0 million for mobile products.

•	We continued our growth in sales of new generation mobile phone multimedia products, achieving a number of additional more design wins and making volume shipments to an increasing number of domestic and international mobile phone manufactures.

•	In December 2004, we commenced volume shipments of VC0701, our new home TV camera multimedia processor product.

•	We expanded our finance and accounting team, including the hiring of a new chief financial officer and other experienced professionals with accounting and finance experience.

•	We increased our overall headcount from 188 as of October 1, 2004 to 220 as of January 31, 2005, with increases particularly concentrated in the research and development and sales and marketing departments.

•	We had a successful tape out of VC0321, a new PC camera processor with USB2.0 connectivity and 1.3M pixels image resolution.

•	We continued to achieve strong growth in sales of mobile multimedia processors by achieving more design wins and increased volume shipments to a number of additional domestic mobile phone manufacturers.

•	In October 2004, we co-founded the Mobile Multimedia Technology Alliance, or MMTA, with other key participants in the mobile industry in China. In addition, we became an active participant in MIPI and AVS, which are large international standard and strategy setting forums for mobile multimedia industry. We believe that our participation in these organizations will provide us with the opportunity to play a role in setting standards that may have a significant impact on the markets for our mobile products.

May 2005 Option Grants

In setting the exercise price for options granted on May 2, 2005, we determined the exercise price by primarily referring to the price of US$1.60 at which our ordinary shares were sold by certain existing shareholders to new third-party shareholders between November 2004 to January 2005, and taking into account the business developments during the period from February 2005 to May 2005. As we believed the share price in these third-party arms’ length transactions was a good indication of the fair value of our ordinary shares, we did not engage any independent appraiser to perform a contemporaneous valuation of the shares in May 2005.

In August 2005, in connection with the preparation of the financial statements for the six months ended June 30, 2005, we requested Sallmanns to perform a preliminary retrospective assessment of the fair value of our ordinary shares as of May 2, 2005. For the same reasons supporting the use of market approach to assess the value of our ordinary shares in January 2005, Sallmanns used the market approach to assess the fair value of our ordinary shares underlying the options granted on May 2, 2005. The preliminary results of the market approach valuation indicated that the fair value of our ordinary shares as of May 2, 2005 was US$1.94 share, which was lower than the exercise price established by us.

In setting the exercise price for options granted on May 2, 2005, we considered the following business developments to be relevant in determining the fair value of our ordinary shares:

•	For the first and second quarters of 2005, we achieved quarterly revenue of US$15.5 million and US$24.8 million, respectively, resulting in an over 60% quarter-to-quarter growth.

•	In the first half of 2005, we achieved revenue of US$7.1 million from sales of mobile phone multimedia processors, which exceeded 17% of our total revenue for the period.

•	We increased our overall headcount from 220 as of February 1, 2005 to 324 as of June 30, 2005, with increases particularly concentrated in the research and development department.

•	We achieved design wins and/or made our first volume shipments to major international mobile handset manufacturers, such as Pantech and DBTel.

•	We had a successful tape out of more technologically advanced products such as the new generation mobile multimedia processors with USB2.0 connectivity and other advanced features.

August 2005 Option Grants

For the options granted on August 12, 2005, we determined the fair value of our underlying ordinary shares with reference to the preliminary initial public offering valuation suggested by our underwriters as achievable in the public markets, taking into account the risks associated with our ability to achieve liquidity of our ordinary shares in the public markets. We determined that the fair value of our ordinary shares as of August 12, 2005 was US$3.0 per share, reflecting the fact that the ordinary shares remained illiquid and the public market value of our ordinary shares could change significantly due to the volatility of public equity markets. We believe that we used the most prudent approach in determining the fair value of our ordinary shares in August 2005 in light of the pending registration process in connection with this offering.

In setting the exercise price of the options granted on August 12, 2005, we considered the following business developments to be relevant in determining the fair value of our ordinary shares:

•	We achieved design wins with additional international PC camera and mobile handset manufacturers, including a leading global consumer electronics brand.

•	We had a successful tape out of more technologically advanced PC camera and mobile audio semiconductor products.

•	Our revenue from mobile phone multimedia processors continued to increase as a percentage of total net revenue.

Based on the offering price of US$2.50 per share, the intrinsic value of the options outstanding as of June 30, 2005 was US$50.7 million, of which US$33.9 million related to vested options and US$16.8 million related to unvested options. Although it is reasonable to expect that the completion of this offering should increase the value of the ordinary shares underlying these options as a result of their increased liquidity and marketability, the amount of any such additional value cannot be measured with precision or certainty.

Depreciation of Property and Equipment

We depreciate our property and equipment at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. We review the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets. We estimate the useful lives and the residual values of the fixed assets based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense in future periods will change if there are significant changes from previous estimates.

Impairment of long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the estimated future undiscounted cash flows to be produced by the assets. If the total of the estimated future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the total of the estimated future undiscounted cash flow and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. During the three years ended December 31, 2004 and the six months ended June 30, 2005, we did not record any impairment charges. If we make different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income and prudent and feasible tax planning strategies, it is more likely than not that we will not be able to utilize our deferred tax asset amounts. Our estimated realization of our deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. If we make different judgments or adopt different assumptions, material differences could result in the amount and timing of any valuation allowance that is recorded.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenue for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2002	2003	2004	2004	2005
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue	(79.6)%	(66.3)%	(64.5)%	(63.6)%	(64.9)%
Gross profit	20.4%	33.7%	35.5%	36.4%	35.1%

Operating expenses:
Research and development, net	(77.6)%	(20.1)%	(12.5)%	(18.6)%	(7.9)%
Sales and marketing	(30.3)%	(11.8)%	(14.2)%	(21.3)%	(6.1)%
General and administrative	(55.7)%	(9.3)%	(21.7)%	(33.3)%	(7.3)%
Loss from disposal of SPMC	—	—	(0.1)%	—	—
Total operating expenses	(163.6)%	(41.2)%	(48.5)%	(73.2)%	(21.3)%

Other income (expense)	4.0%	0.5%	0.4%	0.5%	0.6%

Income taxes benefit (expense)	2.4%	(1.5)%	(0.4)%	—	(1.4)%

Net income (loss)	(137.9)%	0.1%	(11.2)%	(34.0)%	13.0%

Comparison of the Six Months Ended June 30, 2005 and 2004

Net Revenue.    Our net revenue increased by US$16.3 million, or 67.8%, to US$40.4 million in the first half of 2005 from US$24.1 million in the first half of 2004. This increase was due primarily to a 24.1% increase in unit shipments of our PC camera multimedia processors from 7.9 million units in the first half of 2004 to 9.8 million units in the first half of 2005 and a substantial increase in unit shipments of our mobile phone multimedia processors from approximately 263,000 units in the first half of 2004 to approximately 3.5 million units in the first half of 2005 as we introduced four new PC camera and mobile phone multimedia processor products and further expanded our market share. The increase was also attributable to significant growth in unit shipments of image sensors from 2.9 million units in the first half of 2004 to 6.1 million units in the first half of 2005 as we bundled sensors with an increased volume of PC camera multimedia processors.

Cost of Revenue and Gross Profit.    Cost of revenue increased by US$10.9 million, or 71.1%, to US$26.2 million in the first half of 2005 from US$15.3 million in the first half of 2004. This increase was mainly due to an increase in our sales volume and the associated costs to manufacture, assemble, test and deliver these products. The increase was also attributable to an increased number of image sensors purchased from third-party sensor manufacturers, partly offset by a decline in the average unit cost of sensors. The increase in cost of revenue was also partially offset by an approximately 30.5% decline in the average unit cost for wafer fabrication, assembly and testing of PC camera products in the first half of 2005 compared with the first half of 2004. Our gross profit increased by US$5.4 million, or 62.0%, to US$14.2 million in the first half of 2005 from US$8.8 million in the first half of 2004. This increase in gross profit was primarily due to a substantial increase in sales volume of our mobile multimedia processors and PC camera multimedia processors and reduced per unit costs for wafer fabrication, assembly and testing.

Operating Expenses.    Operating expenses decreased by US$9.0 million, or 51.4%, to US$8.6 million for the first half of 2005 compared to US$17.6 million for the first half of 2004. This decrease was due primarily to a substantial decrease in share-based employee compensation charge, partially offset by an increase in all other categories of operating expenses.

Research and Development.    Research and development expenses, net decreased by US$1.3 million, or 28.9%, to US$3.2 million for the first half of 2005 from US$4.5 million for the first half of 2004, primarily due to a substantial decrease in the share-based employee compensation charge relating to our research and development personnel by US$2.3 million from US$2.5 million in the first half of 2004 to US$0.2 million in the first half of 2005. This decrease is offset by an increase of US$0.8 million, or 28.0%, in our gross research and development expenditures (excluding share-based employee compensation expenses) from US$3.1 million for the first half of 2004 to US$3.9 million for the first half of 2005. This increase in our research and development expenditures was due to the increase in the number of our research and development personnel from 94 as of June 30, 2004 to 209 as of June 30, 2005 to staff an increased number of research projects. It was also attributable to a higher amount of expenses incurred to purchase research-related materials and lease expenses associated with research and development. Our research and development expenses for the first half of 2004 included US$0.6 million of expenses incurred by SPMC during the period. We disposed of our interest in SPMC in December 2004 and have not included any expenses incurred by SPMC in our operating expenses since that disposition. We applied US$0.9 million of government and private grants to offset our gross research and development expenses in the first half of 2005, as compared to US$1.1 million applied in the first half of 2004.

Sales and Marketing.    Sales and marketing expenses decreased by US$2.6 million, or 52.1%, to US$2.5 million for the first half of 2005 from US$5.1 million for the first half year of 2004, primarily due to a substantial decrease in the share-based compensation charge relating to our sales and marketing personnel by US$3.5 million from US$3.7 million in the first half of 2004 to US$0.2 million in the first half of 2005. The decrease was offset by increased compensation paid to sales and marketing personnel and increased promotion and advertising expenses incurred in the first half of 2005.

General and Administrative.    General and administrative expenses decreased by US$5.1 million, or 63.4%, to US$2.9 million in the first half of 2005 from US$8.0 million in the first half of 2004, primarily due to a substantial decrease in the share-based compensation charge relating to our general and administrative personnel by US$5.5 million from US$6.2 million in the first half of 2004 to US$0.7 million in the first half of 2005. The decrease was offset by an increase in our administrative and accounting personnel from 34 as of June 30, 2004 to 53 as of June 30, 2005, and the cost of third-party professional services incurred in connection with our efforts to improve our accounting and reporting systems and to strengthen our internal controls over financial reporting. General and administrative expenses in the first half of 2004 included US$0.3 million of general and administrative expenses incurred by SPMC during the period.

Income Taxes Benefit (Expense).    Income expenses increased by US$0.6 million from zero in the first half of 2004 to US$0.6 million in the first of 2005. We did not record any income expense in the first half of 2004 due to the utilization of net loss carry forward deferred tax asset that was fully reserved before. The income expenses incurred in the first of 2005 were resulted from the income incurred in the first half of 2005.

Minority Interest.    Minority interest represents our share of the net loss of SPMC attributable to the other SPMC joint venture partners prior to the termination of the joint venture in December 2004. Minority interest amounted to US$0.5 million for the first half of 2004. We disposed of our interest in SPMC in December 2004 and no longer record minority interest relating to SPMC.

Net (Loss) Income.    We incurred net income of US$5.3 million in the first half of 2005, as compared to a net loss of US$8.2 million in the first half of 2004, due primarily to share-based employee compensation expenses recorded in 2004.

Comparison of the Years Ended December 31, 2004 and 2003

Net Revenue.    Our net revenue increased by US$33.7 million, or 202.7%, to US$50.3 million in 2004 from US$16.6 million in 2003. This increase was due primarily to a 297.5% increase in unit shipments of our PC camera multimedia processors from 3.9 million units in 2003 to 15.9 million units in 2004 as we introduced three new PC camera multimedia processor products and further expanded our market share. The increase was also attributable to a significant increase in unit shipments of image sensors from 1.3 million units in 2003 to 6.7 million units in 2004 as we bundled more sensors with the increased volume of PC camera multimedia processors. In addition, the increase reflected increased shipments of our mobile phone multimedia processors from approximately 334,000 units in 2003 to approximately 845,000 units in 2004 as we introduced three new mobile phone multimedia processor products and enhanced our efforts to market and sell these products.

Cost of Revenue and Gross Profit.    Cost of revenue increased by US$21.4 million, or 194.3%, to US$32.4 million in 2004 from US$11.0 million in 2003. This increase was due primarily to an increase in our sales volume and the associated costs to manufacture, assemble, test and deliver these products. The increase was also attributable to increased number of image sensors we ordered based on our specifications from third-party sensor manufacturers, partly offset by an approximately 15.4% decline in the average unit cost of these sensors. The increase was partially offset by a greater decline in the average unit cost for wafer fabrication, assembly and testing in 2004 compared with 2003. Our gross profit increased by US$12.3 million, or 219.2%, to US$17.9 million in 2004 from US$5.6 million in 2003. This increase in gross profit was primarily due to a substantial increase in sales volume of our PC camera multimedia processors and reduced per unit costs for wafer fabrication, assembly and testing.

Operating Expenses.    Operating expenses increased by US$17.6 million, or 256.0%, to US$24.4 million in 2004 from US$6.8 million in 2003. This increase was due primarily to the share-based employee compensation charge incurred in 2004 and the increases in all other categories of operating expenses.

Research and Development.    Research and development expenses, net increased by US$3.0 million, or 88.0%, to US$6.3 million in 2004 from US$3.3 million in 2003. The increase mainly reflected US$2.7 million of the employee share-based compensation charge relating to our research and development personnel in 2004, which was not applicable in 2003. The increase also reflected the US$1.3 million, or 26.7%, increase in our gross research and development expenditures (excluding share-based employee compensation expenses) from US$4.6 million in 2003 to US$5.9 million in 2004, resulting primarily from an increase in the number of our research and development personnel from 72 as of December 31, 2003 to 135 as of December 31, 2004 to meet our staffing needs for an increased number of research projects. The increase was also attributable to the higher amount of lease expenses for occupancy associated with research and development in 2004. We applied US$2.3 million of government and private grants to offset the gross research and development expenses in 2004, as compared to US$1.3 million applied in 2003.

Sales and Marketing.    Sales and marketing expenses increased by US$5.1 million, or 264.5%, to US$7.1 million in 2004 from US$2.0 million in 2003. The increase mainly reflected US$3.9 million of the employee share-based compensation charge relating to our sales and marketing personnel in 2004, which was not applicable in 2003. This increase was also due to the increased compensation to sales and marketing personnel, travel and other expenses associated with the significantly higher sales volume in 2004.

General and Administrative.    General and administrative expenses increased by US$9.4 million, or 603.9%, to US$10.9 million in 2004 from US$1.5 million in 2003. The increase mainly reflected US$6.8 million of the employee share-based compensation charge relating to our general and administrative personnel in 2004, which was not applicable in 2003. The increase was also due to the cost of third-party professional services incurred in connection with our improvement of internal accounting and financial reporting systems and procedures in order to prepare to meet our future public company reporting obligations. This increase was also due to the hiring of finance and administrative personnel and related expenses.

Income Tax Benefit (Expense).    Although we incurred a net loss in 2004, we were still subject to income tax liabilities in various tax jurisdictions because the share-based compensation recorded was not a tax deductible expense. We recorded income tax expense of US$0.22 million in 2004, as compared to income tax expense of US$0.24 million in 2003. The income tax expense incurred by our U.S. operations decreased in 2004 due to an increase in research and development costs incurred. This decrease in income tax expense is partially offset by an increase in income tax expense incurred by our PRC operations as they turned profitable for tax reporting purposes in 2004. Our PRC operations had significant taxable income in 2004; however, we were able to utilize our tax loss carry-forward to offset the majority of our taxable income in the PRC in 2004.

Minority Interest.    Minority interest represents our share of the net loss of SPMC attributable to the other joint venture partners prior to the termination of the joint venture in December 2004. Minority interest decreased by 37.0% from US$1.4 million in 2003 to US$0.9 million in 2004 as SPMC’s net loss decreased in 2004.

Net Income (Loss).    We incurred a net loss of US$5.6 million in 2004, as compared to a net income of US$14,000 in 2003, due to the share-based employee compensation expenses recorded in 2004.

Comparison of the Years Ended December 31, 2003 and 2002

Net Revenue.    Our net revenue increased by US$12.7 million, or 325.3%, to US$16.6 million in 2003 from US$3.9 million in 2002. This increase was due primarily to a 457.6% increase in unit shipments of our PC camera multimedia processors from approximately 0.7 million units in 2002 to 3.9 million units in 2003, in particular as a result of a full year of sales of VC0301Plus which we did not launch until the second half of 2002. The increase was also attributable to increased unit shipments of image sensors and our VXP product. In addition, the increase reflected the shipments of our first mobile phone multimedia processor product in 2003.

Cost of Revenue and Gross Profit.    Cost of revenue increased by US$7.9 million, or 254.5%, to US$11.0 million in 2003 from US$3.1 million in 2002. This increase was due primarily to an increase in shipments of our proprietary products and the associated costs to manufacture, assemble, test and deliver these products. The increase was also attributable to increased costs to acquire third-party products that we subsequently sold. The increase was partially offset by a decline in the average unit cost for wafer fabrication, assembly and testing in 2003 compared to 2002. Our gross profit increased by US$4.8 million, or 600.9%, to US$5.6 million in 2003 from US$0.8 million in 2002. The increase in the gross profit was primarily due to a substantial increase in sales volume of our PC camera multimedia processors and reduced per unit cost for wafer fabrication, assembly and testing.

Operating Expenses.    Operating expenses in 2003 increased by US$0.4 million, or 7.1%, to US$6.8 million from US$6.4 million in 2002. This increase was due primarily to increases in research and development and sales and marketing expenses, partially offset by a decrease in general and administrative expenses.

Research and Development.    Research and development expenses, net increased by US$0.3 million, or 10.4%, to US$3.3 million in 2003 from US$3.0 million in 2002. This increase reflected the US$0.5 million, or 13.0%, increase in our gross research and development expenses to US$4.6 million in 2003 from US$4.1 million in 2002, resulting primarily from our amortization of certain intellectual property of SPMC and the higher amount of expenses recognized in connection with the services we received from certain consultants in 2003. We applied US$1.3 million of government and private grants to offset the gross research and development expenses incurred in 2003, as compared to US$1.1 million applied in 2002.

Sales and Marketing.    Sales and marketing expenses increased by US$0.8 million, or 65.4%, to US$2.0 million in 2003 from US$1.2 million in 2002. This increase was due primarily to an increase in sales and marketing personnel and expenses associated with significantly higher sales volume in 2003. The increase was partially offset by a decrease in marketing expenses.

General and Administrative.    General and administrative expenses decreased by US$0.7 million, or 29.0%, to US$1.5 million in 2003 from US$2.2 million in 2002. This decrease was due primarily to a provision for un-

recovered funds embezzled by two former employees and the legal expenses we incurred in 2002 in connection with our litigation against these employees.

Income Tax Benefit (Expense).    We incurred income tax expense of US$0.24 million in 2003, as compared to income tax benefit of US$0.09 million in 2002. The tax expense in 2003 was mainly a result of our U.S. operations becoming profitable for tax reporting purposes in 2003. The tax benefit in 2002 resulted from recognizing deferred tax assets, mainly consisting of loss carry-forwards from our Hong Kong and U.S. operations. Our U.S. operations turned from loss making in 2002 to profitable in 2003 for tax reporting purposes as they incurred less research and development costs due to a decrease in the number of research projects. In both 2002 and 2003, we provided full valuation allowances for deferred tax asset balances arising from tax losses incurred by our PRC operations because, when we made the assessment in 2002 and 2003, we considered it is more likely than not that these assets would not be realized in subsequent years.

Minority Interest.    We did not have any minority interest in 2002 because SPMC was established in December 2002.

Net Income (Loss).    We incurred a net income of US$14,000 in 2003, as compared to a net loss of US$5.4 million in 2002, as a result of the cumulative effect of the foregoing factors.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated selected quarterly results of operations for the six quarters ended June 30, 2005. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	(in US$ thousands)
Net revenue	11,029	13,021	13,334	12,874	15,549	24,807
Cost of revenue	(7,087)	(8,218)	(8,448)	(8,651)	(10,154)	(16,034)

Gross profit	3,942	4,803	4,886	4,223	5,395	8,773
Operating expenses*:
Research and development, net	(3,330)	(1,140)	(903)	(917)	(1,530)	(1,646)
Sales and marketing	(4,153)	(963)	(939)	(1,063)	(1,100)	(1,353)
General and administrative	(6,712)	(1,296)	(1,320)	(1,555)	(1,629)	(1,299)
Loss from disposal of SPMC	—	—	—	(75)	—	—

Total operating expenses	(14,195)	(3,399)	(3,162)	(3,610)	(4,259)	(4,298)

Income (loss) from operations	(10,253)	1,404	1,724	613	1,136	4,475
Net income (loss)	(9,895)	1,715	1,854	714	1,017	4,240
* Components of share-based employee compensation expenses are included in the following expense captions:
Research and development, net	2,318	161	120	97	80	67
Sales and marketing	3,490	163	137	115	96	80
General and administrative	5,807	367	312	266	516	148

	11,615	691	569	478	692	295

Our revenue and operating results are difficult to predict and have fluctuated in the past from quarter to quarter. We expect that our revenue will continue to fluctuate from period to period, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in demand for our products as our customers manage their inventories. Our customers tend to increase their inventories of our products in anticipation of the peak fourth quarter buying season for PCs and mobile devices into which our products are incorporated, which often leads to sequentially lower sales of our products in the first and fourth quarters. In addition, business activities in China generally slow down during the Chinese New Year period in the first quarter of each year, which may adversely affect our sales and results of operations during the period. We base our planned operating expenses in part on our expectations of future revenue. If our revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which could harm our operating results for that quarter.

As most of our growth has occurred during recent quarters, and because our quarterly results are subject to seasonal fluctuations as described above, our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors. Our operating results in any quarterly period may also be affected by a number of other factors, included those noted in “Risk Factors—Risks Related to Our Business—Our operating results have fluctuated in the past and we expect our operating results to continue to fluctuate.”

Liquidity and Capital Resources

To date, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government and private grants to fund our research and development projects. Our principal use of cash for the three years ended December 31, 2004 and the six months ended June 30, 2005 was to fund our working capital requirements. As of June 30, 2005, we had US$36.5 million in cash. Our cash consists of cash on hand and bank deposits with terms of three months or less.

We expect that our net working capital requirements will increase as we offer longer payment terms to attract and retain large customers, including customers for our mobile phone multimedia processors.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			For the Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in US$ thousands)
Net cash provided by (used in) operating activities	(3,143)	1,258	7,499	805	3,098
Net cash provided by (used in) investing activities	(1,580)	40	(1,729)	(790)	(1,185)
Net cash provided by financing activities	—	2,416	22,715	—	—

Net increase (decrease) in cash	(4,723)	3,715	28,485	14	1,911
Cash at beginning of period	7,115	2,392	6,107	6,107	34,592

Cash at end of period	2,392	6,107	34,592	6,121	36,503

Net cash provided by operating activities amounted to US$3.1 million for the six months ended June 30, 2005, primarily as a result of our operating profit for the six months ended June 30, 2005, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees. This increase was offset in part by an increase in accounts receivables and inventories to support our increased sales volume for the six months ended June 30, 2005. Net cash provided by operating activities amounted to US$7.5 million in 2004, primarily as a result of our operating profit before giving effect to the share-based employee compensation expenses incurred in 2004, and to a lesser extent, an increase in accrued expenses and other current liabilities which consisted primarily of professional services fees and year-end bonuses to executives and other employees. This increase was offset in part by an increase in inventories to support our increased sales volume in 2004. Net cash provided by operating activities in 2003 was US$1.3 million, due primarily to our operating income resulting from the significant increase in our sales of multimedia processors and our VXP product in 2003, and was also attributable to grants received from third parties and the year-end level of outstanding advances from customers, offset in part by our outstanding notes receivable at the end of 2003.

Net cash used in investing activities increased to US$1.2 million for the six months ended June 30, 2005, primarily due to a substantial increase in our expenditures for the purchase of software, development tools and computer equipment to meet the demand of our growing business and operations for the six months ended June 30, 2005. Net cash used in investing activities increased substantially to US$1.7 million in 2004, primarily due to a substantial increase in our expenditures for the purchase of software, development tools and computer equipment to meet the demand of our growing business and operations in 2004. Net cash provided by investing activities was US$0.04 million in 2003, primarily due to maturities of time deposits, offset in part by our expenditures associated with the purchase of software, development tools and computer equipment. Net cash used in investing activities amounted to US$1.6 million in 2002, primarily due to our investment in time deposits, as well as our purchase of software, development tools and computer equipment in 2002.

We had no financing activities in the six months ended June 30, 2005. Net cash provided by financing activities amounted to US$22.7 million in 2004, primarily due to the proceeds from the private placement of our preferred shares in 2004, offset in part by the amount we used to repay a short-term bank loan. Net cash provided by financing activities was US$2.4 million in 2003, consisting of the proceeds from a short-term bank loan and the capital contributions received by our consolidated variable interest entity, SPMC, from one of the investors in SPMC in 2003.

We believe that our current cash, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our working capital requirements and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

Our capital expenditures amounted to US$0.4 million, US$0.7 million, US$2.0 million and US$1.2 million in 2002, 2003 and 2004 and for the six months ended June 30, 2005, respectively. In the past, our capital expenditures consisted principally of purchases of software, development tools, computer equipment and other items related to our product development activities. We expect our capital expenditures in 2006 to primarily consist of purchases of additional computer equipment, software, development tools and other items, including those required for our development of mobile phone multimedia semiconductors and solutions.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2004:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ thousands)
Operating lease obligations	1,179	637	542	—	—
Purchase obligations	4,586	4,586	—	—	—

Total	5,765	5,223	542	—	—

Other than the contractual obligations set forth above, we do not have any long-term commitments.

As of June 30, 2005, we have increased our commitment by approximately US$4.1 million to purchase more third-party image sensors in anticipation of increased bundling of sensors with PC camera multimedia processors and approximately US$2.5 million to purchase more wafers based on our sales forecast for the next quarter ended September 30, 2005. We do not have any contractual obligations outside our normal course of business.

Off-Balance Sheet Commitments and Arrangements

Except for the contractual obligations set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was (0.8%), 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand and time deposits. We have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an average 2.0% appreciation of the RMB against the U.S. dollar in recent weeks. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. A portion of our net revenue and most of our operating expenses are denominated in RMB, while most of our non-operating expenses are denominated in U.S. dollars and Hong Kong dollars, which are pegged to the U.S. dollar. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In September 2004, the Emerging Issues Task Force, or EITF, reached a final consensus on EITF No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” Under EITF No. 04-10, operating segments that do not meet the quantitative thresholds can be aggregated into a reportable segment if aggregation is consistent with the objective and basic principles of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the other aggregation criteria as defined by SFAS No. 131, paragraph 17. EITF No. 04-10 is effective for fiscal years ending after October 13, 2004. The corresponding information for earlier periods, including interim periods, shall be restated unless it is impractical to do so. Restatement of previously issued financial statements is required. We do not believe the adoption of EITF No. 04-10 will have a material impact on our financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the impact of this standard on the consolidated financial statements.

In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee share options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. We are required to adopt SFAS No. 123R beginning from 2006. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested share options and restricted shares at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested share options and restricted share beginning with the first period restated. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” and amendment of APB Opinion No. 29. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not believe that the adoption of SFAS No. 153 has a material effect on our financial position, results of operation, or cash flow.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops and markets proprietary semiconductor products and solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Combining our multimedia systems experience with our skills in high performance, mixed-signal SoC design, we provide customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs and applications support. We conduct most of our operations in China. Although there are uncertainties with respect to China’s legal and regulatory environment, including its regulations and policies governing dividend distributions, taxes and foreign currency exchange, we believe that we benefit from our access to the high quality design talent, competitive cost structure, growing electronics design and manufacturing industry, and increasingly significant domestic consumer electronics markets in China.

We are a leading supplier of PC camera multimedia processors in terms of the number of peripheral PC cameras shipped worldwide in 2004. Our multimedia processors are incorporated into the products of the largest PC camera vendors, such as Logitech. We seek to establish a leading position in the mobile phone multimedia processor market by leveraging our core multimedia technology capabilities. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Bird, Capitel, Lenovo Mobile, Pantech and UTStarcom, as well as leading mobile phone design houses based in China, including China Techfaith, CECW and Yuhua. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as digital home entertainment systems.

Founded in 1999, we began volume shipments of our proprietary PC camera multimedia processors and mobile phone multimedia processors in September 2001 and January 2003, respectively. We have grown significantly since we introduced our first proprietary multimedia products in September 2001. Our net revenue increased from US$3.9 million in 2002 to US$16.6 million in 2003 and US$50.3 million in 2004 and from US$24.1 million for the six months ended June 30, 2004 to US$40.4 million for the same period in 2005. Our net income amounted to US$5.3 million for the six months ended June 30, 2005. We had a net loss of US$5.4 million in 2002 and net income of US$14,000 in 2003. We incurred a net loss of US$5.6 million in 2004 due to the share-based employee compensation expenses recorded in 2004. We had an accumulated deficit of US$19.4 million as of June 30, 2005.

Industry Background

Digital Multimedia Functions Becoming Pervasive

The growing demand for mobile, networked, multimedia content and communications has led to advances in hardware and software technology enabling sophisticated multimedia functions to be incorporated into mass-market electronic products, such as PCs, mobile phones, home entertainment systems and other devices. The rapid development of networking technology has enabled these devices to communicate and interact, facilitating the convergence of multimedia applications across these different products. The increased availability of sophisticated multimedia functions has in turn led to the development of popular applications, including: digital media content, such as music, images, video, ringtones and other content; Internet voice and video communications, such as video conferencing, video messaging and Internet telephony; and interactive entertainment, such as game downloads and online multiplayer games. These applications have spurred demand for multimedia-enabled mass-market electronic devices. PCs and mobile phones have emerged as two of the most important platforms for these multimedia-enabled applications.

Emergence of the PC as a Video Communication Device

Increased broadband penetration has accelerated the use of Internet video conferencing as a substitute for teleconferencing and face-to-face meetings, as well as increased the use of other forms of video communications such as video chat and messaging. Leading instant messaging platforms have incorporated video capabilities. For example, MSN Instant Messenger 7.0, introduced in April 2005, enables free synchronized video and voice calling. We believe that the introduction of this and other services will further accelerate the growth in the use of Internet video communication.

The growth of video conferencing and other forms of video-enabled multimedia communications has greatly boosted demand for products such as PC cameras. According to IDC, annual peripheral PC camera shipments increased from 9.9 million units in 2002 to 18.0 million in 2004 and are expected to grow to annual shipments of 30.1 million units by 2008. Annual shipments of PC cameras in 2004 represented a penetration rate of just 11.0% of the annual shipments of 117.8 million units of desktop PCs and 46.0 million units of notebook PCs. We believe that PC cameras will evolve from optional accessories to standard features of desktop and notebook PCs in the near future.

The market for PC cameras is expanding beyond its traditional consumer desktop PC segment. This expansion is due in part to a diversification of product functionality in newer models of PC cameras, such as the addition of audio capabilities and the integration of PC cameras into notebook PCs. In addition, the market for PC cameras is expanding as the products are used in new ways, including applications in enterprise Web-based collaboration, security, authentication, surveillance, gaming, e-learning and automotive markets. Solutions for these markets require distinct hardware and software features, creating opportunities for semiconductor designers to provide system-level solutions incorporating software and hardware innovations to enable these new applications.

Expansion of the Multimedia Capabilities in Mobile Phones

The incorporation of multimedia functions into mobile phones has been spurred by the rapid growth in demand for multimedia content and device personalization, coupled with improvements in the size, sophistication, cost and energy efficiency of electronic components. A multimedia mobile phone is a handheld phone with one or more multimedia functions such as image and video capture and playback, audio recording and playback and advanced graphics. These functions support popular applications such as digital music players, still and video photography, multimedia messaging services, or MMS, polyphonic ringtones, music and video content, and mobile games. Due to declines in wireless voice service revenues per subscriber and, in some markets, maturing subscriber penetration rates, mobile operators are introducing multimedia services using existing 2G and 2.5G networks to increase average revenue per user. To support such new revenue streams, mobile phone operators require mass-market, cost-effective mobile phones that provide compelling multimedia capabilities. In addition, high-bandwidth wireless services, such as those based on 3G network technology, are being rolled out in many countries, making more sophisticated data-based services technically feasible for the first time. Mobile operators are actively supporting and frequently subsidizing the purchase of multimedia mobile phones in order to realize additional revenue opportunities from these 3G and other high-bandwidth multimedia services.

Vendors of mobile phones are seeking to differentiate their products, drive the mobile phone replacement market and expand their market shares through frequent introduction of new mobile phone models with new and differentiating multimedia functions such as high-quality audio, photography or video while optimizing the form factor and battery life. The growing popularity of multimedia functionality in the mobile phone market is illustrated by IDC’s forecast that mobile phones incorporating an image capture function are expected to increase from 324 million units or 47% of all mobile phones shipped worldwide in 2004 to 723 million units or 81% in 2008. According to IDC, worldwide multimedia-related mobile phone semiconductor revenue is expected to increase from US$2.8 billion in 2004 to US$7.4 billion in 2008, and revenue from multimedia-related semiconductors as a percentage of total mobile phone semiconductor revenue is expected to increase from 11% in 2004 to 21% in 2008.

Semiconductor Solutions for Multimedia Products

Multimedia semiconductors are critical components of multimedia electronic products. Designing semiconductors that support multimedia functions involves a number of technical challenges, including simultaneous handling of analog and digital signals, high-volume, real-time data processing and signal interference minimization. In addressing these challenges, designers face a choice between using general purpose semiconductors, such as CPU and baseband processors, or dedicated multimedia processors. We believe that dedicated multimedia processors offer significant advantages in terms of processing throughput, signal quality and power efficiency. In addition, dedicated multimedia processors allow designers to upgrade multimedia capabilities of an end product without the need to significantly redesign the overall product architecture. The evolution of multimedia features for mobile phones has proceeded at a more rapid pace than the deployment of next generation wireless networks. As a result, by using a separate network connection semiconductor and dedicated multimedia processors, vendors of mobile phones are able to accelerate their time to market with new multimedia features, respond to distinct mobile phone service operator or geographic market demands and differentiate their products. Consequently, designers are increasingly seeking dedicated multimedia processors that can support a variety of multimedia functions.

The size of the multimedia semiconductor market is expanding due to increased sales volume of mobile phones and other electronic products as well as the growing complexity of the semiconductors that enable multimedia functions.

The successful development of multimedia semiconductor solutions faces the following significant challenges:

•	Multimedia System Expertise. The success of multimedia applications depends on an individual user’s subjective perceptions, making performance measurement difficult. Designing a superior multimedia solution demands a complete and in-depth understanding of the multimedia system, which usually consists of multimedia information collection or generation, processing or enhancement, compression and decompression, storage and display functions.

•	Performance. Multimedia applications require a higher volume of computations than many other PC or mobile phone applications. Complex algorithms must be effectively implemented into multimedia semiconductors to perform image, video and audio digital signal processing functions and video and audio signal reconstruction functions.

•	Integration. Highly integrated designs with small die size, low power consumption and low heat dissipation are critical for the incorporation of multimedia capabilities into small and light-weight devices such as mobile phones. However, it is complex to integrate analog and digital functions on a single semiconductor. Significant experience is required to effectively partition a semiconductor between analog and digital functions to achieve optimal performance. Moreover, analog circuits usually are designed and integrated with digital circuits through a difficult and time-consuming manual process, and engineers possessing these design skills are in short supply.

•	Comprehensive Solutions. Manufacturers who seek to incorporate multimedia semiconductors into their devices expect designers of multimedia semiconductors to provide comprehensive solutions, including middleware/software, drivers, firmware, reference design kits and development tools. Moreover, advanced multimedia applications often require the integration of application-specific software features with multimedia hardware capabilities.

•	Diverse and Evolving Requirements. Multimedia applications continue to evolve rapidly and standards continue to change. Different end products will often require varying levels of multimedia functionality based on market segmentation, manufacturer requirements and, in the case of mobile phones, the technology of the network. Multimedia semiconductors must have the capability of supporting a diverse set of features, standards, networks and system platforms. In addition, designers must be able to upgrade their multimedia semiconductors with as little disruption to the end product’s architecture as practical.

•	Cost Efficiency. Since electronic products are generally subject to declines in average selling prices, manufacturers require that the cost of multimedia semiconductors, as well as costs relating to their integration into end products, be competitive.

Growing Electronics Design and Manufacturing Industry and Consumer Electronics Markets in China

According to the National Statistics Bureau of China, China’s annual per capita disposable income of urban residents has increased at a CAGR of 14.7% from 1992 to 2004. Fueled by this rapid growth in the domestic economy, China’s demand for electronics products has significantly increased, further boosting the need for semiconductor devices. According to the Ministry of Information Industry in China, or MII, the domestic market for electronics products in China in terms of overall sales grew from US$20.2 billion in 1999 to US$114.0 billion in 2004.

China has emerged as a global center for the manufacture and assembly of consumer electronics and communications products. According to MII, production of PCs, mobile phones and color TVs in China amounted to 45.1 million, 233.5 million and 73.3 million units, respectively, in 2004. An increasing number of participants in the electronics supply chain have established design, manufacturing, assembly and test facilities in China or have outsourced product design to independent design houses based in China.

China is establishing itself as a preferred supply center due to, among other factors, a large and growing domestic market for electronic products, low costs of operations, supply of well-educated labor and engineering talent and cultural similarities and geographical proximity to other major centers of the global consumer electronics and communications industries in Asia.

Our Solutions and Competitive Strengths

Our solutions consist of semiconductors, software and system-level reference designs. We have designed our solutions to support a broad range of standards, baseband platforms and components in order to facilitate our customers’ designs, assembly and supply chain management processes. We believe that our solutions, our location in China and our team of experienced managers and engineers provide us with a number of significant competitive strengths, including:

•	Expertise in Mixed-Signal, System-on-Chip Design. Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other technical challenges. Our experienced teams of mixed-signal design engineers are skilled in integrating a variety of multi-voltage, analog and digital functional building blocks in our SoC designs. Our analog circuits include analog to digital conversion, or ADC, digital to analog conversion, or DAC, power supply management, power amplification and high speed bus physical interfaces. Our digital circuits include embedded memory, micro-controller, embedded RISC CPU, DSP and dynamic power management. The high level of integration of our single-chip products delivers several benefits to our customers, including low power consumption, small size and cost effectiveness. All of our products are implemented in standard CMOS processes and manufactured using leading-edge process technologies.

•	Leading Design Capabilities in Audio, Imaging and Video Algorithms and Related Technologies. Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage and playback. Using these algorithms, our multimedia SoC solutions are able to perform image, video and audio DSP functions such as data recovery, signal quality enhancement, noise reduction, sample rate conversion, auto exposure, white-balance and focus control, and video and audio signal reconstruction.

•	Proprietary Technologies Enabling High Performance Signal Processing Capabilities. Our proprietary multimedia processors enable high performance real-time processing of large volumes of audio, image and video signal data. Our proprietary adaptable processor architecture incorporates circuitry that can be modified by software commands to permit different types of tasks to be performed by the same processor. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware. However, unlike fixed function hardware, which is suitable for single applications such as video processing, our products can support a variety of multimedia applications such as audio, video and imaging using a single processor. This allows us to achieve levels of integration comparable to those offered by general-purpose semiconductor devices such as CPUs and baseband processors. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex control software used by CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance.

•	Application-Level Software Development Capabilities. We seek to differentiate our products and speed our customers’ time-to-market through developing application-level software capabilities. We work closely with other technology leaders to enable innovative multimedia applications through the integration of value-added software features.

•	High Quality Customer Support. We provide our customers with complete reference design kits. We also customize our products and solutions based on our customers’ product specifications and specific components such as sensors and LCD panels. In addition, we maintain a team of trained field application engineers to assist manufacturers in integrating our multimedia processors into their products, and to provide ongoing technical support, including engineering design review services and product evaluation, testing and debugging services.

•	Proximity to the Growing Electronics Design and Manufacturing Industry and Consumer Electronics Markets in China. We market and sell our products and solutions to an increasing number of companies in the electronics industry that have established design, manufacturing and assembly facilities in China. Our close proximity to these facilitates provides opportunities for efficient cooperation, marketing, manufacturing improvements and after-sales support. In addition, domestic consumer demand for electronic devices has increased significantly as a result of the rapid growth in the Chinese economy, which in turn further boosts demand for semiconductor products. We believe that we are well positioned to take advantage of the growth of the electronics design and manufacturing industry and consumer electronics markets in China.

•	Access to China’s Human Capital and Semiconductor Design Talent. We have an experienced senior management team that has successfully expanded our business and increased our revenue entirely through internal growth. Our management and engineering team leaders have significant international experience that they have leveraged in guiding us to our current position as a leading fabless semiconductor design company in China. We believe this position has given us a competitive advantage in recruiting candidates from China’s top universities. China has established a significant educational system for advanced semiconductor design and graduates a large number of advanced degree holders in engineering each year, creating a large pool of motivated and qualified candidates. As a result, we have been consistently able to hire qualified engineering graduates at a competitive cost. Recruiting and retaining research and development talent comprises one of the most significant expenses for fabless semiconductor design companies. Our access to high quality, low cost design talent in China provides us with a significant competitive advantage relative to semiconductor designers based in higher cost areas.

Our Strategy

Our goal is to become a leading provider of semiconductor solutions enabling multimedia capabilities in consumer electronics and communications products. The key elements of our strategy include the following:

•	Enhance Our Leading Position in the PC Camera Multimedia Processor Market. We are a leading supplier of PC camera multimedia processors and our multimedia processors are incorporated into the products of the largest PC camera vendors, including Logitech and Umax. We intend to further expand our leading position by developing a broader range of high quality products and solutions that meet the requirements of our customers and keep up with rapid technological changes expected in the industry. We intend to continue to invest in strengthening our software development capabilities to add value to our semiconductor solutions through the incorporation of integrated proprietary application software. We believe that notebook PCs will increasingly incorporate embedded PC cameras, and we seek to work closely with PC manufacturers to pursue this and other potential business opportunities.

•	Establish a Leading Position in the Mobile Phone Multimedia Processor Market. We aim to establish a leading position in the mobile phone multimedia processor market by using our knowledge and experience in analog, digital and mixed-signal design technology gained in the development of our PC camera multimedia processors and committing our capital resources and research and development efforts to further innovation in mobile phone multimedia processors. We plan to focus on enabling mainstream, mass market mobile phones with compelling multimedia features through cost-effective solutions. We also plan to continue active sales and marketing efforts to attract, retain and support potential customers who seek a high volume source for cost-effective, high performance multimedia processors.

•	Leverage Our Technology and Experience. We intend to leverage our core multimedia technology to enhance existing product platforms, such as mobile phones, with multimedia capabilities as well as to enable the creation of new categories of multimedia devices. We intend to continue to identify and actively pursue additional markets which we believe have the potential for high volume sales of multimedia semiconductor products, such as home entertainment systems. Our multimedia design methodology enables us to more rapidly develop complicated SoC solutions, including software and firmware, by reapplying many of the proprietary circuits contained in our products. By redeploying these reusable circuits, we intend to develop new products for use in existing or emerging applications in an effort to reduce the risk of and accelerate new product development.

•	Expand and Enhance Our Sales, Distribution and Customer Support Capabilities to Expand International Sales. Currently, we have sales and customer support staff in China in the cities of Beijing, Shanghai and Shenzhen. We also maintain a sales and distribution network of authorized distributors and manufacturers’ representatives in Taiwan and South Korea. We seek to further increase our sales to leading international branded OEMs in the multimedia mobile phone market through expanding our field application engineering support for China-based design centers of international branded OEMs and the outsourced design firms that sell their designs to international branded OEMs. We intend to open new sales offices in South Korea and Taiwan and to expand our sales and marketing network to develop new customers in Asia, North America and Europe. We also intend to extend our market reach by leveraging our existing industry relationships and sales channels. In addition, we plan to expand our indirect sales channels by establishing relationships with leading distributors of components for multimedia electronic products. Moreover, we intend to further enhance our customer support through additional investment in software development as well as standards compatibility to facilitate the integration of our products into our customers’ products.

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Maintain Technology Leadership and Innovation Through Strategic Relationships.    We intend to continue to work with mobile operators, leading network systems, mobile phone vendors and government authorities in defining the standards for wireless multimedia and entertainment services in China. Mobile operators face difficulty in integrating network and mobile phone technologies. We believe that by working closely with mobile operators and mobile phone vendors, we can develop differentiated products and technologies to help mobile operators promote new wireless data services. In addition, we intend to work closely with industry standards-setting organizations and be actively involved in decisions regarding the introduction of standards that could significantly affect our industry. In February 2004, we became the only China-based member of the Mobile Industry Process Interface Alliance, a collaboration of mobile industry leaders with the objective to define and promote open standards for interfaces to mobile application processors. In October 2004, we were a founding member of MMTA, which was established by leading participants in China’s telecommunication industry to promote Chinese-driven technical innovation and standards and to popularize 3G applications. We intend to continue to leverage our relationships with major software companies, foundries, technology companies and leading universities in China and to continue to broaden our list of technology relationships. These relationships have not only provided us with access to a diverse portfolio of technologies, but have also helped us establish credibility in the market and attract new customers.

Products

Currently, we primarily design, develop and market proprietary multimedia processors for PCs and mobile phones. We provide our customers with comprehensive, system-level solutions that include highly integrated semiconductors, customizable firmware and software, software development tools, reference designs, and applications support. Our products support a broad range of standards, platforms and components in order to facilitate our customers’ designs and their assembly and supply chain management processes. To diversify our product offerings, we have developed and begun to ship our first home TV camera product. In addition, to meet the demand of China-based PC camera manufacturers for more comprehensive system solutions to enable greater ease-of-use and shortened time-to-market for their products, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our proprietary PC camera multimedia processors.

PC Camera Multimedia Processors

A PC camera multimedia processor is an image processing semiconductor embedded in a PC camera. It receives image signals from the camera sensor and processes and transmits the signals in digital format to the PC to which the camera is attached. Our PC camera multimedia processors are fully compatible with sensors that are based on CMOS or CCD technology, the two primary types of technology for sensors.

We design different models of PC camera multimedia processors based on the same core technology platform with modifications in successive models with improved performance and functionality. All of our PC camera multimedia processors are single-chip processors manufactured under our own brand name using our proprietary intellectual property. While our principal focus is on providing our customers with proprietary, high-performance products, we also develop and sell a range of basic, complementary semiconductor products in order to provide more comprehensive solutions for our customers.

The following table sets forth the major PC camera multimedia processors which we have developed and shipped in volume.

Product	Features	Month Introduced(1)
VC0301PLH	High speed single-chip processor supporting a VGA frame rate of up to 30 frames per second and integrating a USB controller and transceiver.	February 2005

VC0321	Single-chip processor targeted at the high speed PC camera and notebook market, supporting a 1.3 mega pixel CMOS sensor and a VGA frame rate of up to 30 frames per second, and integrating a USB 2.0 controller and transceiver.	November 2004

Product	Features	Month Introduced(1)

VC0301PL	Value-oriented single-chip solution integrating a USB controller and transceiver and eliminating the requirement of external DRAM, reducing PC camera bill of materials costs.	August 2004

VC0305	Value-oriented single-chip solution for the PC camera application communicating via a USB controller and transceiver. Integrates all major image processing functions and reduces system cost by eliminating the need for external DRAM.	August 2004

VC0301Plus	Enhanced version of VC0301 with additional imaging functionalities including noise cleaning, edge enhancement, auto exposure and auto white balance controls.	July 2002

VC0302	Single-chip processor with imaging functionalities of VC0301 Plus as well as embedded audio capability for sound recording.	July 2002

VC0301	Single-chip processor for VGA PC cameras that combines CMOS sensor interface, image signal processing, image compression and USB 1.1 transfer functions; VGA frame rate of up to 15 frames per second.	September 2001

(1)	“Month introduced” means the month during which we began shipments of the product.

In 2004 and the six months ended June 30, 2005, we shipped 15.9 million and 9.8 million units, respectively, of PC camera multimedia processors. Our PC camera multimedia processors have been incorporated into PC cameras sold by leading PC camera vendors, including Logitech.

Mobile Phone Multimedia Processors

A mobile phone multimedia processor processes multimedia imaging, video and/or audio signals that the mobile phone receives, captures or generates. A mobile phone multimedia processor is typically embedded in the chipset of the mobile phone. The following diagram illustrates an example of the architecture of a mobile phone containing a multimedia processor.

Our mobile phone multimedia processors are specifically designed to address the need for quality, cost-effective solutions for embedded cameras and video and audio functions in mobile phones. All of our mobile phone multimedia processors are sold under our own brand name.

The following table sets forth major mobile phone multimedia processors which we have developed and shipped in volume.

Product	Features	Month Introduced(1)
VC0937	Mobile audio sub-system supporting a range of audio applications including MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	May 2005

VC0568	1.3 mega-pixel camera controller chip enabling real-time capture and display of video and still images. Supports 16x digital zoom, with pan functions, overlay and alpha-blending functions between camera’s video stream and host CPU’s graphics. Includes 384KB of embedded SRAM and an integrated graphics engine delivering graphics acceleration.	April 2005

VC0938	Low-power single-chip mobile audio processor supporting a range of applications like MP3 playback, Hi-Fi ringtone, polyphonic ringtone, game background music and streaming audio playback.	February 2005

VC0558(2)	Single-chip video processor enabling images and video clips communication between a mobile phone and display; directly connects to CMOS/CCD image sensors and LCD display modules. Supports 8x digital zoom and includes 2D graphics acceleration, image rotation and special image effects.	July 2004

VC0918	Single-chip audio processor providing high quality music ringtones and game sounds for mobile phones, as well as support for karaoke functions and 3-D sound effects. Integrates a 40-polyphony wave-table MIDI synthesizer.	May 2004

VC0928	Enhanced version of the VC0918 with 64-polyphony wave-table MIDI synthesizer and support for various MIDI file formats as well as user-defined musical instruments.	April 2004

VC0511	Single-chip imaging processor enabling image communication between a mobile phone and an attachable camera.	January 2003

(1)	“Month introduced” means the month during which we began shipments of the product.
(2)	The VC0558 was jointly developed with Fujitsu. We have agreed to share the gross profit on sales of the VC0558 with Fujitsu.

In 2004 and for the six months ended June 30, 2005, we shipped 845,000 and 3.5 million units, respectively, of mobile phone multimedia processors. Our mobile phone multimedia processors have been used by leading international and China-based mobile phone brand owners, such as Bird, Capitel, Lenovo Mobile, Pantech and UTStarcom, as well as leading mobile phone design houses based in China, including China Techfaith Wireless Communication Technology Limited, or China Techfaith, CEC Wireless R&D Ltd., or CECW, and Yuhua Teltech (Shanghai) Co., Ltd., or Yuhua.

Home TV Cameras

We have recently introduced the VC0701, a proprietary single-chip home TV camera multimedia processor, which can be used for both NTSC and PAL system display devices and which is fully compatible with sensors based on CMOS technology. A home TV camera multimedia processor is an image processing semiconductor embedded in a home TV camera. It receives image signals from the integrated camera sensor, processes the signals in digital format and transmits the analog output signals to the TV to which the TV camera is linked. We have jointly developed the VC0701 with PixelPlus Co., Ltd., or PixelPlus, and will share gross profit on sales of the VC0701 with PixelPlus.

The following table sets forth the features of our VC0701 multimedia processor.

Product	Features	Month Introduced(1)
VC0701	Integrated image processor supporting PC camera compatibility with tradition television input/output formats, such as PAL/NTSC, and providing a high quality video camera system using traditional TV, progressive TV and VGA monitors for a highly cost-effective, convenient home TV camera system solution.	December 2004

(1)	“Month introduced” means the month during which we began shipments of the product.

Other Products

In order to meet the demand by many of our China-based PC camera multimedia processor customers for more comprehensive solutions, we frequently order image sensors based on our specifications from third-party sensor manufacturers and sell them together with our proprietary PC camera multimedia processors. Historically, we developed and sold proprietary VXP solutions to affiliates of China Telecom and China Netcom to help them promote broadband services to end users. In 2002 and 2003, we also sold certain power management chips developed by third parties. In addition, we sell the analog products developed by SPMC. As we increasingly focus our efforts on developing and selling proprietary multimedia semiconductor products and solutions, we have discontinued sales of third-party power management chips and substantially reduced the sales of VXP solutions in 2004.

Technology

We have developed a broad portfolio of technologies to support multiple functions that are required for multimedia semiconductor solutions. Our products integrate multiple multimedia applications, numerous industry-standard formats, advanced input/output capabilities, analog functions, on-chip memory, complex algorithms to provide high still picture, video and audio quality and are architected to provide efficient use of silicon. Although many functions in multimedia are standards-based, we provide multimedia signal processing that exceeds quality levels required by several important standards to differentiate our customers’ products in the market. We have established a rigorous design process to support the integration of numerous functional blocks into a low cost single-chip product on a rapid time-to-market schedule. This process enables us to support advanced standards and quickly improve feature-sets to support our customers’ rapid product release cycles. The following paragraphs outline our portfolio of core technologies and describe our proprietary design methodology.

Multimedia SoC Design and Video, Imaging, Audio and Graphic Technologies

Our teams of designers have experience in multimedia systems and a variety of audio, imaging and video technologies, including leading industry standards and compression technologies such as MIDI, MP3, MPEG and JPEG. This enables us to integrate multiple multimedia functions in a single semiconductor product. We have created sophisticated high performance signal processing algorithms for many stages of multimedia processing, including sampling, filtering, coding and decoding, synthesis, compression, storage and playback.

•	Video. We possess a broad portfolio of video technologies to support leading industry standards and compression technologies, such as JPEG, MPEG2, MPEG4, AVS and H.264. In addition, we have developed a variety of technologies to provide high video quality and differentiated features, including interlace to progressive and progressive to interlace, audio video synchronization, noise reduction, resolution enhancement, sample rate conversion, scaling, auto focus, face tracking algorithms and signal reconstruction.

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Imaging.    We have developed a number of image processing algorithm technologies to provide high quality imaging capabilities in our products. Such technologies include color interpolation, color space conversion and correction, white balance, noise reduction, auto exposure, focus control, resolution enhancement, signal quality enhancement, contrast enhancement and dead pixel detection and correction technologies.

•	Audio. We have developed a broad portfolio of audio technologies to support leading industry standards and compression technologies such as MIDI, MP3, WMA, AAC, AMR and our proprietary versatile multimedia data (VMD). We have developed several audio processing algorithms and other capabilities to provide a superior aural experience to end-users and differentiate our customers’ products in the market, including wave engine, wave engine codec, surround sound audio, 3D audio, noise cancellation, echo cancellation and all-digital amplifier technologies.

•	Graphics. To support graphics capabilities for gaming and other applications in mobile devices, we have developed a number of graphics signal processing capabilities, including support for low power 2D and 3D graphics such as drawing polygons, mobile flash and java.

Analog and Digital Integration

Integrating analog and digital circuits in a single semiconductor product is inherently difficult due to noise interference and other problems. We are experienced in the design of high performance analog and mixed-signal circuitry using CMOS standard process technology, allowing integration of analog and digital functions in our single-chip solutions to achieve lower power, lower cost and more compact products. Our analog and power management circuits include analog to digital conversion, or ADC, digital to analog conversion, or DAC, power supply management, power amplification and high speed bus physical interfaces.

Embedded DSP and Multimedia Signal Processing Algorithms

To support the development of highly integrated multimedia SoC’s incorporating multiple multimedia capabilities, we have developed a proprietary adaptable processor architecture. The processor can be modified by software commands to reconfigure in a manner optimal for the processing of different types of tasks such as audio, video, imaging and graphics processing. We believe that this architecture allows our products to achieve processing speed, signal quality and power consumption performance comparable to that obtained from competing fixed function hardware that is suitable for a single application such as video processing. Since our processors are designed solely for multimedia applications, rather than a broad spectrum of computing tasks, our processors avoid the need for the complex and power inefficient control and processing software used by general purpose CPUs and baseband processors, and can therefore offer significantly better processing speed, signal quality and power consumption performance than those general-purpose processors.

Design Methodology

Multimedia SoC design usually requires integration of each of the aforementioned technological capabilities into a single chip on a rapid product design cycle. We use a number of industry leading standard and proprietary CAD and design methodologies to accomplish this. Our design methodologies in algorithms, software and hardware co-design enables integration of multimedia signal processing algorithms with mixed signal design to ensure that our algorithms are optimized for efficient silicon implementation and high yield manufacturing. To meet stringent time-to-market requirements and rapid product cycles of multimedia semiconductor design, we have developed a methodology based on software simulation, hardware simulation, single and multi-FPGA emulation, software-hardware co-simulation and digital and analog co-simulation. In addition, we have developed proprietary multimedia mixed-signal development platforms for system-level integration at the customer site.

Customers

Many of the leading brand owners in our target markets use ODMs, which are companies that specialize in the design and manufacture of products for brand owners. Accordingly, a significant portion of our revenue is derived from our sales to ODMs, who incorporate our multimedia processors in end products that they supply to brand owners. Our major ODM customers include Akkord and Serome Electronics Inc. We also sell our products to distributors, to OEMs, who incorporate our multimedia processors in their end products, and to design houses and module manufacturers. In most cases, we ship products to and receive payments directly from distributors and ODMs rather than brand owners for whom the ODMs design and manufacture products. As a result, we do not always have the ability to confirm directly with brand owners that our multimedia processors are incorporated in their end products.

The following is a list of our representative customers in the PC camera and mobile phone multimedia processor markets during the six months ended June 30, 2005.

Market	Customer
PC camera multimedia processors	Akkord HanVision Electronics Co., Ltd. Hongtaili Suzhou Logitech Electronics Co., Ltd. Serome Electronics Inc. WooSung Semiconductor Co., Ltd.

Market	Customer
Mobile phone multimedia processors	NingBo Bird Co., Ltd. Beijing Capitel Co., Ltd. China Techfaith Lenovo Mobile Communication Technology Ltd. Pantech Communication, Inc. UTStarcom Inc. Yuhua

A small number of customers have historically accounted for a substantial portion of our net revenue. In 2004, our top five and top ten customers collectively accounted for approximately 77% and 89%, respectively, of our net revenue for the year. For the six months ended June 30, 2005, our top five and top ten customers accounted for approximately 69% and 82%, respectively, of our net revenue for the period. Akkord, a China-based ODM, and Hongtaili, one of our major China-based distributors, contributed 31% and 29%, respectively, of our net revenue in 2004 and 29% and 27%, respectively, of our net revenue for the six months ended June 30, 2005, respectively. As we expand our mobile phone multimedia processor business, our overall customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

Sales and Marketing

Our marketing staff works closely with our research and development staff and our customers to develop demand for our products. In designing products, we aim to anticipate our customers’ needs and to meet their increasingly complex and specific design requirements. We also strive to design products that will achieve broad market acceptance and generate widespread end-user demand, including demand for follow-on and derivative products using our solutions. Our time to market typically ranges from three to six months for our PC camera multimedia processors and six to nine months for our mobile phone multimedia processors, and may be significantly longer for first-time customers.

We sell our products through a direct sales force in China and through distributors and representatives outside of China. Our direct sales staff is located in Beijing, Shanghai and Shenzhen, covering major regional markets in China. Our direct sales staff includes trained field application engineers who assist our customers in designing, testing and qualifying their devices that incorporate our products. Our network of authorized distributors and representatives covers various markets outside of China, in particular the Taiwan and South

Korea markets, where many of our principal customers are located. We intend to open new sales offices in South Korea and Taiwan. We intend to expand our sales and marketing network to develop new customers in Asia, North America and Europe. Our sales are made primarily pursuant to individual purchase orders rather than long-term commitments. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that our backlog is not a good indicator of our future sales.

We engage in marketing activities such as attending conferences and exhibitions and participating in industry specific organizations to promote our products and brand name. For example, in February 2004, we became the only China-based member of the Mobile Industry Process Interface Alliance, a collaboration of mobile industry leaders with the objective to define and promote open standards for interfaces to mobile application processors. We were a founding member of MMTA, which was established in October 2004 by leading participants in China’s telecommunication industry to promote Chinese-driven technical innovation and standards and to promote 3G applications in China. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

Manufacturing

We develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our multimedia processors. We have historically outsourced substantially all of our wafer production to TSMC, but began to use Fujitsu and SMIC in 2004. By utilizing third-party foundries to produce silicon wafers for our multimedia processors, we are able to focus more of our resources on product design and eliminate the high cost of building and operating advanced semiconductor fabrication facilities. The bulk of our multimedia processors are manufactured with 0.25 micron and 0.18 micron CMOS process technologies. We are developing new products that will be manufactured using even more advanced 0.13 micron CMOS process technology.

We periodically negotiate with these third-party foundries to establish price, volume, timing and other terms. We work closely with these foundries in order to achieve high manufacturing yields in the fabrication process, which is an important aspect of our cost-containment efforts.

We have developed our own automatic testing process for mixed-signal semiconductors and outsource most of our assembly and testing requirements to ASE and the remainder to ASAT. We have also designed and incorporated on-chip test circuits into some of our multimedia processor products. We use standard, readily available packages for all of our products. We currently meet our entire mixed-signal semiconductor testing requirements through the use of logic testing equipment. For cost reduction purposes, we continue to evaluate the relative costs and benefits of outsourcing the testing of our mixed-signal semiconductors.

Quality Assurance

We focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacture. In an effort to reduce production cost, we commit a new product to volume production only after sample wafers are fabricated and sample processors are manufactured, packaged and tested. We qualify each of our foundries and assembly and testing companies through a series of industry standard product stress tests, as well as an audit and an analysis of their quality assurance system and, in the case of foundries, their manufacturing capability. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from our foundries and assembly and testing companies. We closely monitor foundry production for consistent quality and reliability.

Research and Development

We maintain a team of experienced engineers. As of June 30, 2005, our research and development staff consisted of 195 engineers, representing approximately 60% of the total number of our employees. Most of our senior engineers have work experience in research institutions or technology companies in Silicon Valley. Going forward, we intend to recruit most of our engineers in China. We have established various recruiting and training programs with leading universities in China. In addition, we will also selectively recruit experienced engineers from Silicon Valley. Our research and development staff is divided into four teams: semiconductor development, software/firmware development, system design, and management and support. Our engineers work with our customers’ system design, engineering and procurement groups to identify future product needs. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design cost and to improve the cost effectiveness and performance of our products and solutions.

Our gross expenditures on research and development before offsetting research grants amounted to US$4.1 million, US$4.6 million, US$5.9 million and US$3.9 million in 2002, 2003 and 2004 and for the six months ended June 30, 2005, respectively.

Intellectual Property

We design substantially all of our multimedia processors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. As of June 30, 2005, we owned 67 patents in China and had approximately 339 pending patent applications in China and two pending patent applications in Taiwan. Our issued patents and pending patent applications relate primarily to technology we developed for our multimedia processors. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights.

As of June 30, 2005, we registered 15 trademarks in China, including a trademark that incorporates our English name “Vimicro.” We have registered our domain name www.vimicro.com with ChinaDNS.

Competition

The multimedia processor semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We face competition from various companies, including certain of our customers.

In the PC camera multimedia processor market, we face competition primarily from ALi Corporation, EMPIA Technology, Sonix Technology and Sunplus Technology, as well as from large, diversified semiconductor vendors such as Philips.

In the mobile phone multimedia processor market, we compete with vendors of audio processors and vendors of image, video and graphic processors. Vendors of audio processors include NEC Electronics, Oki Electric, Rohm, Sunplus Technology, Winbond Electronics Corp. and Yamaha. Vendors of image, video and graphic processors include ATI Technologies, CoreLogic, MtekVision, Nvidia, Sanyo, Seiko Epson and Sunplus Technology. In addition, we also compete with established suppliers of semiconductor solutions to mobile phone manufacturers, which may be in a position to bundle or integrate multimedia processing functionality with their existing products. These suppliers include Analog Devices, Broadcom, Freescale, Infineon, Intel, Mediatek, NEC Electronics, Philips, QUALCOMM, STMicroelectronics and Texas Instruments.

The most significant factors that affect our competitiveness are:

•	the performance and cost effectiveness of our products relative to those of our competitors’ products;

•	the level of integration and power efficiency of our products;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at a competitive price;

•	our ability to rapidly introduce new products to market; and

•	our customer support capabilities.

Many of our existing and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

Employees

We had 148, 151, 215 and 324 employees as of December 31, 2002, 2003 and 2004 and June 30, 2005, respectively. As of June 30, 2005, we had nine employees in management, 53 in administration, 195 in research and development and 67 in sales and marketing.

Facilities

Our principal executive offices are located on premises comprising approximately 5,360 square meters in Beijing, China. We have regional offices in Shanghai, Shenzhen and Mountain View, California. We lease substantially all of our premises from unrelated third parties. We believe that we will be able to obtain adequate facilities, principally through leasing of appropriate properties, to accommodate our future expansion plans.

Legal Proceedings

We are likely to be involved in litigation or other legal proceedings incidental to our business. We are not aware of any material legal proceedings currently existing or pending against us.

REGULATION

The semiconductor industry in China is subject to substantial regulation. This section summarizes the most significant PRC regulations governing our business in China.

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the General Office of the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises, or ICDEs. On the basis of the IC Polices, on October 10, 2002, the Ministry of Finance and the State Administration of Taxation, or the SAT, jointly issued the Notice on Relevant Taxation Policy Issues Concerning the Further Development of the Software and the Integrated Circuit Industries, or the IC Notice, which further specifies the tax treatment afforded to ICDEs.

We conduct our integrated circuit design in China through Vimicro China, which holds an ICDE approval from the Ministry of Information Industry and is eligible for preferential tax treatments under PRC laws relating to ICDEs as described below.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to a policy entitled Administration of the Accreditation of Integrated Circuit Design Enterprises and Products Procedures, jointly issued by the MII and the SAT, on March 7, 2002, in order to obtain accreditation, an ICDE must (i) be a legally established enterprise whose principal business is semiconductor design; (ii) possess adequate production and quality assurance capabilities; and (iii) generate at least 30% of its total annual revenue from the design of semiconductor products. The MII has designated the China Semiconductor Industry Association to conduct the accreditation of ICDEs.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004, foreign investment in semiconductor design is encouraged and may be eligible for certain types of preferential treatment.

Preferential Taxation Policies

Under the IC Policies and the IC Notice, ICDEs are treated as software enterprises for purposes of tax treatment.

Preferential Value-added Tax Policy.    Under the IC Notice, from January 1, 2002 to December 31, 2010, IC sales are subject to a VAT levy of 17%. A China-based company was entitled to an immediate refund for any portion of the VAT exceeding 3% of the selling price charged by the China-based company for its sales to customers in China. The China-based company must use the tax refund for the research and development of semiconductors or to increase production. However, pursuant to the Notice on the Elimination of the Value-Added Tax Rebates Policy on Integrated Circuits, effective April 1, 2005, such refund is no longer available to ICDEs.

Exemption of Customs Duties and Import-related Value-added Tax.    Under the IC Policies, an ICDE does not need to pay customs duty or import-related VAT on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment. The exemptions from customs duty and import-related VAT do not apply to equipment, technology and parts that are listed on the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions.

An ICDE may manufacture its self-designed semiconductors overseas if it is not able to manufacture them in China. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective October 1, 2004, the import-linked VAT levied on these semiconductors is set at 17%.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, or WTO, in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•	the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985, and the Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•	the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•	the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of ICs, of which China was among the first signatory states in 1990.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies whom are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office in China.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office in China decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights despite good faith attempts to obtain the license. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined by judicial or administrative procedures.

Under the Layout Design Regulations, the intellectual property administration department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, as determined by a court or the supervision and inspection against unfair competition department of the State Council. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or the supervision and inspection against unfair competition department.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Approval for Mergers and Acquisitions

The SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provides that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 23, 2005, the SAFE issued a new public notice which will become effective on November 1, 2005. The new notice repeals the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also requires every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with the SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Zhonghan (John) Deng(1)	37	Chairman of the Board, Chief Executive Officer and President

Xiaodong (Dave) Yang(2)	36	Director, Chief Technology Officer

Zhaowei (Kevin) Jin	36	Director, Chief Operating Officer and Vice President of Sales

Hui (Tom) Zhang	32	Director, Vice President of Business Development

Xiaosong (Jonathan) Zhang	41	Chief Financial Officer and Vice President of Accounting

Yundong (Raymond) Zhang	37	Vice President of Marketing

Jun Zhu	44	Vice President of Engineering

Qing (Mike) Yu	34	Vice President of Algorithms and Software

Changyong (Robert) Chen(2)(3)	53	Independent Director

Theodore Van Duzer(1)(2)	77	Independent Director

Vince Feng(3)	33	Director

Donald L. Lucas(1)(3)	75	Independent Director

Victor Yang	58	Director

(1)	Member of the Corporate Governance and Nominating Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Dr. Zhonghan (John) Deng is a co-founder of our company. He currently serves as the chairman of our board of directors, chief executive officer and president of our company. Dr. Deng currently serves as an advisor to the Ministry of Information Industry and the Ministry of Science and Technology of China and a visiting professor at the Department of Electrical Engineering at Tsinghua University. Dr. Deng has received numerous awards for his achievements, including the National Medal for Outstanding Overseas Returnee in 2003, and the National First Class Award for Science and Technology in 2005, both of which were presented by the President of China, Hu Jintao. Prior to joining us in January 2002, Dr. Deng co-founded Pixim, Inc. in Silicon Valley in 1998. Prior to that, Dr. Deng was a senior researcher for IBM at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received his Ph.D. degree in Electrical Engineering and Computer Science, M.S. degree in Economics and M.S. degree in Physics, all from the University of California at Berkeley.

Dr. Xiaodong (Dave) Yang is a co-founder of our company. He currently serves as our chief technology officer. Dr. Yang is responsible for leading all research and development activities and setting product and technology directions for the company. Prior to joining us in March 2004, Dr. Yang worked at Pixim Inc. in Silicon Valley, which he co-founded in 1998. Dr. Yang began his research on mixed-signal imaging chips in Silicon Valley in 1993. He won research and development awards at both Hewlett Packard and Intel. He has published many technical papers and holds numerous patents. Dr. Yang received his Ph.D., M.S. and B.S. degrees in Electrical Engineering from Stanford University.

Zhaowei (Kevin) Jin is a co-founder of our company. Mr. Jin joined our company when we commenced operations in 1999. He is a member of our board of directors and also serves as our chief operating officer and vice president for sales. From 1996 to 1999, Mr. Jin served as the founder and president of Jin Ye Company where he led the establishment of a complete PC sales and distribution network throughout China. From 1992 to 1996, Mr. Jin was the co-founder and served as vice president of sales of Mitech Corporation, one of the largest providers of medical electronic image manipulation equipment in China. Mr. Jin received his B.S. degree in Electrical Engineering from the University of Electronics Science and Technology of China in 1991.

Dr. Hui (Tom) Zhang is a co-founder of our company. Dr. Zhang joined our company when we commenced operation in 1999. He is a member of our board of directors, also serves as our vice president for business development and is in charge of all matters regarding strategic relationships, government relations and intellectual properties. Dr. Zhang also serves as a director of the Microsoft-Vimicro Multimedia Technology Center and the Tsinghua-Vimicro Semiconductor Research Center, and holds consulting positions on several governmental technology committees. Dr. Zhang has published many papers in low-power reconfigurable computing architectures. Dr. Zhang received his B.S. degree from the University of Science & Technology of China and his Ph.D. degree in Electrical Engineering from the University of California at Berkeley.

Xiaosong (Jonathan) Zhang has served as our chief financial officer and vice president of accounting since May 2005. Mr. Zhang joined us in October 2004 as our vice president in charge of accounting-related matters. Prior to joining us, he was a senior audit manager at PricewaterhouseCoopers’ Beijing office for four years. From January 1995 to May 1999, Mr. Zhang worked as an auditor at KPMG’s Los Angeles office. Mr. Zhang received his M.S. degree in accountancy from the University of Illinois, his M.S. degree in professional meteorology from Saint Louis University and his B.A. degree in meteorology from Peking University in China. Mr. Zhang is a Certified Public Accountant of the American Institute of Certified Public Accountants.

Yundong (Raymond) Zhang joined our company in 2001 and currently serves as our vice president for marketing. From 1996 to 2001, Mr. Zhang was the co-founder and director of research and development for T Square Design, Inc. in Santa Clara, California, where he gained experience in PC audio IC, 32-bit RISC CPU, game console SoC and DVD SoC. From 1991 to 1996, Mr. Zhang served as a semiconductor design manager for Realtek, where he gained experience in PC graphics IC, MPEG2 decoder, 3D graphics engine, ethernet controller and 16- bit game processor. Mr. Zhang received his B.S. and M.S. degrees in Electrical Engineering from Fudan University.

Jun Zhu joined our company in 2000 as an engineering director and currently serves as our vice president for engineering. From 1996 to 2000, Mr. Zhu served as a design manager of Intel Corporation in Santa Clara, California. From 1989 to 1996, Mr. Zhu served as a chip design architect, senior ASIC (Application Specific IC) design engineer and ASIC design engineer at the ASSP (Application Specific Standard Product) group of Toshiba America Electronics Components Inc. in San Jose, California. Mr. Zhu received his M.S. degree in Computer Engineering from Syracuse University.

Dr. Qing (Mike) Yu joined our company in 2001 and currently serves as vice president of algorithms and software. From 1997 to 2001, Mr. Yu served as a senior research scientist at the research lab of Eastman Kodak Company. Dr. Yu received his B.S. degree in Physics from University of Houston and his Ph.D. and M.S. degree in Electrical and Computer Engineering from University of Rochester.

Changyong (Robert) Chen has served as a member of our board of directors since July 2004. Mr. Chen co-founded Monolithic Power System in 1997, a fabless semiconductor company focused on power management chips, which was listed on Nasdaq in 2004. In 1990, Mr. Chen founded OPTI in Silicon Valley, a fabless semiconductor company focused on PC motherboard chipset design, which was listed on Nasdaq in 1993. In 1985, Mr. Chen founded TMC in Taiwan, a PC motherboard manufacturer which was later acquired by a German public company. Mr. Chen also served as investment advisor of Fortune Investment, a Taiwan-based venture capital company from 1996 to 2000. Mr. Chen received his M.S. degree in Electrical Engineering from the University of California at Berkeley.

Dr. Theodore Van Duzer has served as a member of our board of directors since July 2004. Dr. Van Duzer is a professor in the Department of Electrical Engineering and Computer Science at University of California, Berkeley. He is also a member of U.S. Academy of Engineering and an IEEE Life Fellow. Dr. Van Duzer is the founding editor-in-chief of IEEE Transactions on Applied Superconductivity. He is also the co-author of two textbooks, “Principles of Superconductive Devices and Circuits” and “Fields and Waves in Communication Electronics” and has published widely in the research literature on superconductor electronics. Dr. Van Duzer received his Ph.D. degree from the University of California at Berkeley in 1960 and has served as a member of its faculty since 1961.

Vince Feng has served as a member of our board of directors since October 2004. Mr. Feng is a Managing Director of General Atlantic LLC, a private equity firm that invests in information technology and IT enabled businesses on a global basis, where he has worked since 1998. Mr. Feng established General Atlantic’s Hong Kong office in 1999 and has been leading General Atlantic’s East Asia investment initiatives with a focus on the embedded, consumer and business service sectors. Mr. Feng currently serves as a director of Data Systems Consulting Co., Ltd., A-Max Technology Limited and DGT Information Systems (Shanghai) Limited, and an alternate director on the board of directors of Lenovo Group Limited and an observer on the board of directors of Digital China Holdings Limited. Prior to joining General Atlantic, Mr. Feng worked as an analyst with Goldman Sachs in Asia focusing on mergers and acquisitions and principal investment. Mr. Feng holds a B.A. degree with high honors in Social Studies from Harvard University, and an M.B.A. degree from the Stanford Graduate School of Business.

Donald L. Lucas has served as a member of our board of directors since July 2004. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Macromedia, Inc., Oracle Corporation, and 51job, Inc. Mr. Lucas also serves as a director for several privately held companies. Mr. Lucas received his B.A. degree from Stanford University and his M.B.A. degree from the Stanford Graduate School of Business.

Victor Yang has served as a member of our board of directors since July 2004 and currently also serves as the president of Power Pacific Corporation Ltd., a Hong Kong subsidiary of Power Corporation of Canada. Prior to joining Power Corporation in 1996, Mr. Yang was head of the resident mission in China for the International Finance Corporation, or IFC, a member of the World Bank Group. Prior to his reassignment to Beijing in 1992 to develop IFC’s PRC business, Mr. Yang held senior investment management positions and acted as the principal investment officer for IFC in Latin America. Mr. Yang received his M.S. and B.S. degrees in Chemical Engineering from Massachusetts Institute of Technology, and a graduate degree in Business Administration from Fundacao Getulio Vargas, in Sao Paulo, Brazil.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of two years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination. Under our employment agreements with our executive officers, a “competitor” of our company does not include an entity that generates 10% or less of its revenues from multimedia semiconductor products and services similar to those provided by us, except that if an executive officer is employed by, or provide services as a director or otherwise to, a subsidiary or divisional business of such an entity, such subsidiary or divisional business shall be deemed a “competitor” if it generates more than 10% of its revenues from multimedia semiconductor products and services similar to those provided by us.

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors — the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Messrs. Robert Chen, Vince Feng and Donald L. Lucas. Messrs. Chen and Lucas satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee.    Our compensation committee consists of Messrs. Robert Chen, Theodore Van Duzer and Xiaodong (Dave) Yang. Messrs. Chen and Van Duzer satisfy the “independence” requirements of the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee consist of Messrs. Zhonghan (John) Deng, Donald L. Lucas and Theodore Van Duzer. Messrs. Lucas and Van Duzer satisfy the “independence” requirements of the Nasdaq corporate governance rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our articles of association govern the way our company is operated and the powers granted to the directors to manage the daily affairs of our company. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. Our shareholders may remove any director by ordinary resolution and may in like manner appoint another person in his stead. A valid ordinary resolution requires the votes of a majority of shareholders attending the shareholder meeting that is duly constituted and meets the quorum requirement. Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

In 2004, the aggregate cash compensation we paid to our executive officers was approximately US$1.9 million, and the aggregate cash compensation we paid to our non-executive directors was US$45,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Options

Historical Option Grants.    During the period from 1999 to February 2004, Vimicro China promised to grant options to certain employees, directors, consultants and other individuals based on terms and conditions mutually agreed upon by Vimicro China and each such individual. In connection with our reorganization, we issued options pursuant to Vimicro China’s prior commitments. The following table summarizes, as of November 14, 2005, the outstanding historical options granted to our directors and executive officers named below and to other individuals including our employees, consultants and advisors.

	Ordinary Shares Underlying Options Granted	Exercise Price	Date of Grant	Date of Expiration
		(US$ per share)
Xiaodong (Dave) Yang	1,200,000	0.60	March 17, 2004	March 17, 2014
Yundong (Raymond) Zhang	150,000	0.60	March 17, 2004	March 17, 2014
Qing (Mike) Yu	272,100	0.12	March 17, 2004	March 17, 2014
Chang Yong (Robert) Chen	300,000	0.12	March 17, 2004	March 17, 2014
Theodore Van Duzer	50,000	0.028	March 17, 2004	March 17, 2014
Other individuals as a group	3,186,500	From 0.01 to 0.60	March 17, 2004	March 17, 2014

The vesting schedule of the options we granted in March 2004 was determined based on the optionee’s length of employment with or services to us and the date on which Vimicro China initially promised to grant options to such optionee.

2004 Share Option Plan.    Our board of directors has recently adopted a 2004 share option plan, or the 2004 plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,541,080 of our ordinary shares for issuance under the 2004 plan, 10,671,400 of which were granted and 9,916,938 of which were outstanding as of November 14, 2005. The following paragraphs describe the principal terms of the 2004 plan.

Termination of Options.    Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration.    The 2004 plan is administered by our board of directors or a committee designated by our board of directors. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting Schedule.    In general, options granted under the 2004 plan vest over a five-year period following a specified vesting commencement date. 20% of the options granted vest at the end of each year beginning from the first year anniversary of the vesting commencement date, subject to the optionee continuing to be an employee or a service provider on each vesting date.

Option Agreement.    Options granted under the 2004 plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board. In addition, the option agreement also provides that options granted under the 2004 plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Option Exercise.    The term of options granted under the 2004 plan may not exceed ten years from the date of grant. The consideration to be paid for our shares upon exercise of an option or purchase of shares underlying the option will be determined by the share option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with the 2004 plan, or any combination of the foregoing methods of payment.

Third-Party Acquisition.    If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction.

Termination of Plan.    Unless terminated earlier, the 2004 plan will expire in 2009. Our board of directors has the authority to amend or terminate the 2004 plan subject to shareholder approval to the extent necessary to comply with applicable law and regulations. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the share option plan administrator, or (ii) affect the share option plan administrator’s ability to exercise the powers granted to it under our share option plan.

The following table summarizes, as of November 14, 2005, the outstanding options granted to our directors and executive officers named below and to other individuals as a group pursuant to the 2004 plan.

	Ordinary Shares Underlying Options Granted	Exercise Price	Date of Grant	Date of Expiration
		(US$ per share)
Zhaowei (Kevin) Jin	1,601,600	1.60	October 14, 2004	October 14, 2014
Hui (Tom) Zhang	1,601,600	1.60	October 14, 2004	October 14, 2014
Yundong (Raymond) Zhang	500,000	1.60	October 14, 2004	October 14, 2014
Xiaosong (Jonathan) Zhang	450,000	1.60	October 14, 2004	October 14, 2014
Donald L. Lucas	400,000	1.60	October 14, 2004	October 14, 2014
Jun Zhu	150,000	1.60	October 14, 2004	October 14, 2014
	200,000	2.50	October 28, 2005	October 28, 2015
Changyong (Robert) Chen	100,000	1.60	October 14, 2004	October 14, 2014
Theodore Van Duzer	100,000	1.60	October 14, 2004	October 14, 2014
Qing (Mike) Yu	60,000	1.60	October 14, 2004	October 14, 2014
Other individuals as a group	1,886,788	1.60	October 14, 2004	October 14, 2014
	231,250	1.80	January 31, 2005	January 31, 2015
	653,000	2.10	May 2, 2005	May 2, 2015
	1,044,300	3.00	August 12, 2005	August 12, 2015
	938,400	2.50	October 28, 2005	October 28, 2015

2005 Share Incentive Plan.    Our board of directors and shareholders recently adopted a 2005 share incentive plan, or the 2005 plan. We have reserved for issuance 13,065,505 ordinary shares upon exercise of awards granted under our 2005 plan.

Types of Awards.    We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	restricted shares, which are non-transferable ordinary shares, that may be subject to forfeiture;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture;

•	share appreciation rights, which provide for payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect a ratio of one ADS to four ordinary shares.

Eligibility.    We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority owned subsidiaries.

Plan Administration.    Our board of directors, or a committee designated by our board or directors, will administer the 2005 plan. However, with respect to awards made to our non-employee directors and executive officers, the entire board of directors will administer the 2005 plan. The committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement.    Awards granted under our 2005 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions.    The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards automatically become fully vested and exercisable.

Exercise Price and Term of Awards.    In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted at an exercise price which is less than the fair market value of our ordinary shares on the date of grant. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination.    Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2005 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, assuming the conversion of all of our preferred shares into ordinary shares and the exercise of all of our outstanding share options, by:

(1)	each of our directors and executive officers;

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

(3)	other selling shareholders.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering(1)(2)
	Number	%(3)	Number	%(3)	Number	%(3)
Directors and Executive Officers:
Zhonghan (John) Deng(4)	13,179,490	11.8	1,300,000	1.2	11,879,490	8.6
Xiaodong (Dave) Yang(5)	8,347,110	7.4	550,000	0.5	7,797,110	5.6
Hui (Tom) Zhang(6)	6,351,600	5.7	400,000	0.4	5,951,600	4.2
Zhaowei (Kevin) Jin(7)	5,306,600	4.8	370,000	0.3	4,936,600	3.5
Yundong (Raymond) Zhang(8)	1,700,000	1.5	—	—	1,700,000	1.2
Jun Zhu(9)	1,000,000	0.9	—	—	1,000,000	0.7
Qing (Mike) Yu (10)	682,100	0.6	—	—	682,100	0.5
Donald L. Lucas(11)	650,354	0.6	—	—	650,354	0.5
Xiaosong (Jonathan) Zhang(12)	450,000	0.4	—	—	450,000	0.3
Changyong (Robert) Chen(13)	400,000	0.4	—	—	400,000	0.3
Theodore Van Duzer(14)	150,000	0.1	—	—	150,000	0.1

All Directors and Executive Officers as a Group(15)	38,217,254	34.2	2,620,000	2.4	35,597,254	25.5

Principal and Selling Shareholders:
Investment entities affiliated with General Atlantic LLC(16)	18,531,786	16.6	—	—	18,531,786	13.4
Power Pacific (Mauritius) Limited(17)	12,500,000	11.2	1,250,000	1.1	11,250,000	8.1
Infotech Ventures Cayman Company Limited(18)	12,180,000	10.9	1,218,000	1.1	10,962,000	7.9
Z&D Asset Management Ltd.(19)	4,750,000	4.3	475,000	0.43	4,275,000	3.1
Pioneer Leader Trading Limited(20)	4,025,192	3.6	403,000	0.36	3,622,192	2.6
Printout Technology Limited(21)	3,474,808	3.1	347,000	0.31	3,127,808	2.3
Great Venture International Limited(22)	3,125,000	2.8	250,000	0.22	2,875,000	2.1
Spring River Investment Inc.(23)	3,125,000	2.8	312,000	0.28	2,813,000	2.0
Henry New Enterprise Co., Limited (24)	1,250,000	1.1	600,000	0.54	650,000	0.5
Tak Hing David Chan (25)	527,621	0.5	175,000	0.16	352,621	0.2
Capital Group Resources Ltd.(26)	312,943	0.3	31,000	0.03	281,943	0.2
Hui Yin (27)	312,943	0.3	31,000	0.03	281,943	0.2
Di-Hwa Tien (28)	312,500	0.3	30,000	0.03	282,500	0.2
Ping Keung Ko (29)	156,250	0.1	15,000	0.01	141,250	0.1
Hsia Revocable Trust Of Victor Hsia And Virginia Hsia (30)	156,250	0.1	15,000	0.01	141,250	0.1
Tsoi Chun Lok(31)	100,000	0.1	10,000	0.01	90,000	0.06
Palio Management Group Co. Ltd.(32)	62,500	0.1	6,252	0.01	56,248	0.04

(1)	Beneficial ownership of each listed person in the table is determined assuming the conversion of all outstanding preferred shares held by such person into the same number of ordinary shares and the exercise of all share options held by such person.
(2)	Assumes that the underwriters do not exercise the over-allotment option.

(3)	Percentage ownership of each listed person prior to this offering is based on 111,606,027 shares outstanding as of November 14, 2005, including ordinary shares issuable upon conversion of our outstanding preferred shares, as well as the number of shares underlying options held by such person. Percentage of beneficial ownership of each listed person after this offering is based on 138,606,027 shares outstanding immediately after the closing of this offering, and the number of shares underlying options held by such person.
(4)	Includes 12,279,490 ordinary shares held by Vimicro Beijing Corporation, an entity wholly-owned by Golden Hill Assets Limited, a British Virgin Islands company, which is owned by The Golden Hill International Trust, of which Mr. Deng is the settler, and 900,000 restricted shares held by Vimicro Beijing Corporation, which are subject to our right to repurchase and restriction on transfer. The address for Mr. Deng is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(5)	Includes 7,147,110 ordinary shares held by Vimicro Tianjin Corporation, an entity wholly-owned and controlled by Mr. Yang, and 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Yang. The address for Mr. Yang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(6)	Includes 4,000,000 ordinary shares held by Vimicro Shanghai Corporation, an entity wholly-owned by The Zhang Family Trust, of which Mr. Zhang is the settler, 750,000 restricted shares held by Vimicro Shanghai Corporation, which are subject to our right to repurchase and restriction on transfer, and 1,601,600 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(7)	Includes 3,205,000 ordinary shares held by Vimicro Shenzhen Corporation, an entity wholly-owned by The Jin Family Trust, of which Mr. Jin is the settler, 500,000 restricted shares held by Vimicro Shenzhen Corporation, which are subject to our right to repurchase and restriction on transfer, and 1,601,600 ordinary shares issuable upon exercise of options held by Mr. Jin. The address for Mr. Jin is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(8)	Includes 1,200,000 ordinary shares held by Mr. Zhang and 500,000 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(9)	Includes 500,000 ordinary shares held by Mr. Zhu and 500,000 ordinary shares issuable upon exercise of options held by Mr. Zhu. The address for Mr. Zhu is 1758 N. Shoreline Blvd., Mountain View, CA 94043.
(10)	Includes 350,000 ordinary shares held by Mr. Yu and 332,100 ordinary shares issuable upon exercise of options held by Mr. Yu. The address for Mr. Yu is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(11)	Includes 250,354 ordinary shares issuable upon conversion of preferred shares held by Donald L. Lucas TTEE, Donald L. Lucas & Lygia S. Lucas Trust DTD 12-3-84 and 400,000 ordinary shares issuable upon exercise of options held by Mr. Lucas. The address for Mr. Lucas is 3000 Sand Hill Road #3-210, Menlo Park, CA 94025.
(12)	Includes 450,000 ordinary shares issuable upon exercise of options held by Mr. Zhang. The address for Mr. Zhang is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(13)	Includes 100,000 ordinary shares issuable upon exercise of options held by Mr. Chen. The address for Mr. Chen is 15/F., Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100083, PRC.
(14)	Includes 150,000 ordinary shares issuable upon exercise of options held by Mr. Van Duzer. The address for Mr. Van Duzer is 1240 Scott Street, El Cerrito, CA94530.
(15)	Ordinary shares owned by all of our directors and executive officers as a group include shares beneficially owned by Zhonghan (John) Deng, Xiaodong (Dave) Yang, Zhaowei (Kevin) Jin, Hui (Tom) Zhang, Yundong (Raymond) Zhang, Jun Zhu, Donald L. Lucas, Theodore Van Duzer and Changyong (Robert) Chen. Ordinary shares beneficially owned by our directors and executive officers include 15,833,200 ordinary shares underlying outstanding options held by our directors and executive officers.
(16)	Includes a total of 6,014,081 ordinary shares of which General Atlantic Partners (Bermuda), L.P. holds 4,236,047, GAP-W International, L.P. holds 1,318,449, GAP Coinvestments III, LLC holds

300,179, GAP Coinvestments IV, LLC holds 77,340, GapStar, LLC holds 75,176 and GAPCO GmbH & Co. KG holds 6,890. Also includes 12,517,705 ordinary shares issuable upon conversion of 8,489,745 preferred shares held by General Atlantic Partners (Bermuda), L.P., 3,076,354 preferred shares held by GAP-W International, L.P., 612,611 preferred shares held by GAP Coinvestments III, LLC, 169,537 preferred shares held by GAP Coinvestments IV, LLC, 156,471 preferred shares held by GapStar, LLC and 12,987 preferred shares held by GAPCO GmbH & Co. KG. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the sole member of GapStar, LLC. GAPCO Management GmbH GmbH is the general partner of GAPCO GmbH & Co. KG. The managing directors of General Atlantic LLC are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt, or collectively, the Managing Directors of General Atlantic LLC. Vince Feng is a director of Vimicro. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P, GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P., GAP (Bermuda) Limited and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. The address of the other General Atlantic entities is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A.

(17)	Power Pacific (Mauritius) Limited is 100% owned by Power Pacific Corporation Limited, which is 99.9% owned by Power Corporation International Limited. Power Corporation International Limited is 100% owned by Power Corporation of Canada, a company listed on the Toronto Stock Exchange. The address for Power Pacific (Mauritius) Limited is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius. The address of Power Corporation of Canada is 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.
(18)	Infotech Ventures Cayman Company Limited is beneficially owned by ten shareholders, none of which has sole voting and dispositive power over our shares held by Infotech Ventures Cayman Company Limited. Infotech Ventures Cayman Company Limited is managed by its board of directors which consists of Zhiming Li, Yiming Zhu, Xiaocheng Zhang, Rongfang Huang, Shaowen Zhang, Anjian Li, Youyong Zhao, Xi’an Wang, Guanghui Cheng, Zhigang Zheng, Xuming Zhang, Tingru Liu. The address for Infotech Ventures Cayman Company Limited is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.
(19)	Z&D Asset Management Ltd., a company incorporated in British Virgin Islands, is wholly owned by Yongping Zhu. The address for Z&D Asset Management Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(20)	Pioneer Leader Trading Limited, a company incorporated in the British Virgin Islands, is indirectly wholly owned by Chan Kai Kwong. The address for Pioneer Leader Trading Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(21)	Printout Technology Limited, a company incorporated in the British Virgin Islands, is indirectly wholly owned by Chan Kai Kwong. The address for Printout Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(22)	Great Venture International Limited, a company incorporated in Hong Kong, is 99% owned by Ying Tang. The address for Great Venture International Limited is Flat 1210, 12/F, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(23)	Spring River Investment Inc., a company incorporated in the British Virgin Islands, is 50% owned by Yongchuan Chen and 50% owned by Daocheng Zhang. The address for Spring River Investment Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(24)	Henry New Enterprise Co., Limited, a company incorporated in Hong Kong, is 50% owned by Tao Zhang and 50% owned by Zhizhong Han. The address for Henry New Enterprise Co., Limited is 12/F, A T Tower, 180 Electric Road, North Point, Hong Kong.
(25)	Includes 527,621 ordinary shares issuable upon conversion of Series A preferred shares held by Tak Hing David Chan. The address for Tak Hing David Chan is Flat B, 5/F, 49-51 Pokfulam Road, Hong Kong.
(26)	Includes 312,943 ordinary shares issuable upon conversion of Series A preferred shares held by Capital Group Resources Ltd. Capital Group Resources Ltd., a company incorporated in the British Virgin Islands, is wholly owned by Jacqui Tan Wee Joo. The address for Capital Group Resources Ltd is Unit D, Block 7, 15/F Royal Ascot, Shatin, New Territory, Hong Kong.
(27)	Includes 312,943 ordinary shares issuable upon conversion of Series A preferred shares held by Hui Yin. The address for Hui Yin is 2440 Summit Dr., Hillsborough, CA 94010, USA.
(28)	The address for Di-Hwa Tien is 2440 Summit Drive, Hillsborough, CA 94010, USA.
(29)	The address for Ping Keung Ko is 5263 Coachdrive, Richmond, CA 94803, USA.
(30)	The address for Hsia Revocable Trust of Victor Hsia and Virginia Hsia is 848 Summit Court, Sunnyvale, CA 94087-1358, USA.
(31)	The address for Tsoi Chun Lok is Room 1009, 10/F, Eastern Harbour Centre, 28 Hoi Chak Street, Quarry Bay, Hong Kong.
(32)	Palio Management Group Co. Ltd. is a company incorporated in the British Virgin Islands and its controlling shareholder is Kar Lun Tang. The address for Palio Management Group Co. Ltd. is Flat E, 20/F, Block 1, Cheerful Garden, 23 Siu Sai Wan Road, Chai Wan, Hong Kong.

As of the date of this prospectus, approximately 10.5% and 87.3% of our outstanding ordinary shares and preferred shares are held by 18 and eight record holders in the United States, respectively.

Investment entities affiliated with General Atlantic LLC, or collectively, General Atlantic, which hold our ordinary shares and preferred shares have represented to us that they are affiliated with three registered broker-dealers. Before General Atlantic purchased our preferred shares in October 2004, they were not affiliated or otherwise related to us. None of our shareholders, including General Atlantic, is in the business of underwriting securities.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Reorganization

In anticipation of our issuance and sale of preferred shares to a group of international investors through a private placement, in March 2004, we entered into a Shareholding Transfer Agreement with each former owner of Vimicro China and a Reorganization and Subscription Agreement with each such former owner and/or its designated nominee to carry out our reorganization. Pursuant to these agreements, the following transactions were consummated:

•	All the former owners of Vimicro China obtained requisite approvals from the local governmental authorities to transfer their equity interests in Vimicro China to Vimicro International Corporation in May 2004. As a result, Vimicro China became our wholly-owned subsidiary in May 2004.

•	In consideration for the share transfer in May 2004 by each former owner of Vimicro China who was not a PRC entity or resident, or non-PRC shareholder, on October 13, 2004, Vimicro International Corporation issued a total of 14,437,500 ordinary shares to each non-PRC shareholder and/or its designated nominee, based on such non-PRC shareholder’s pro rata interest in Vimicro China prior to the reorganization.

•	Under applicable PRC law, Vimicro International Corporation was required to pay cash to each former owner of Vimicro China who was a PRC entity or resident, or PRC shareholder, in consideration for the transfer of its ownership interest in Vimicro China in May 2004. Shortly after the completion of its issuance and sale of preferred shares on October 12, 2004, Vimicro International Corporation paid a total cash consideration of US$8.4 million, as determined under applicable PRC law, to these PRC shareholders, using part of the proceeds from its issuance and sale of preferred shares.

•	On November 19, 2004, each PRC shareholder and/or its designated nominee used the same amount of cash previously received from Vimicro International Corporation to subscribe for a total of 67,709,400 ordinary shares of Vimicro International Corporation. The number of ordinary shares issued and sold to each individual PRC shareholder or designated nominee was based on the PRC shareholder’s pro rata interest in Vimicro China prior to the reorganization.

Private Placement

In October 2004, we issued an aggregate of 15,217,150 preferred shares in a private placement at a price of US$1.5977 per share to a group of investors, including General Atlantic, Fujitsu Microelectronics Asia Pte Ltd, Capital Group Resources Ltd., Gartner Technology Ltd., Millennium Project Development and Donald L. Lucas, our director.

Holders of our preferred shares are entitled to vote on an “as converted” basis together with the holders of ordinary shares. Each preferred share will automatically convert into one ordinary share upon completion of this offering.

Registration Rights Agreement

In connection with our private placement in October 2004, we entered into a registration rights agreement with General Atlantic. We have granted General Atlantic customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of these rights, see “Description of Share Capital—Registration Rights.”

Shareholders Agreement

In connection with our private placement in October 2004, we and certain of our shareholders entered into a shareholders agreement, which will terminate automatically upon the completion of this offering. This agreement provides that our board of directors will consist of nine directors, including one director designated by General Atlantic. We and certain of our shareholders each have certain rights with respect to any proposed share transfers by any of our shareholders. In addition, certain of our shareholders have preemptive rights with respect to any issuance of securities by us. Under this agreement, we are required to obtain the consent of requisite shareholders to take certain actions, including the creation or issuance of any securities senior to or pari passu with our preferred shares, any action which may harm or adversely affect the interests of holders of our preferred shares, any declaration, distribution or payment of dividends, capital expenditures in excess of US$2.0 million, and any change in the size of our board of directors.

Share Options

See “Management—Share Options.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 484,352,868 ordinary shares, with a par value of US$0.0001 each, and 15,647,132 preferred shares, with a par value of US$0.0001 each. As of the date hereof, there are 96,388,877 ordinary shares issued and outstanding, and 15,217,150 preferred shares issued and outstanding. All of our issued and outstanding preferred shares will automatically convert into ordinary shares, at a conversion rate of one preferred share to one ordinary share upon completion of this offering.

Our shareholders have recently approved an amended and restated memorandum and articles of association, which will become effective upon the completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding not less than an aggregate of one-third of our issued voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq National Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Ordinary Shares

As part of our reorganization, in November 2004, we issued a total of 82,147,440 ordinary shares to the former owners of Vimicro China, who agreed to subscribe for our shares based on their respective pro rata interest in Vimicro China as of March 2004.

In October 2005, we issued a total of 14,241,437 ordinary shares to individuals who exercised their options.

Preferred Shares

In October 2004, we issued an aggregate of 15,217,150 preferred shares at a price of US$1.5977 per share in a private placement to a group of investors including General Atlantic, Fujitsu Microelectronics Asia Pte Ltd, Capital Group Resources Ltd., Gartner Technology Ltd. and Millennium Project Development. Each preferred share will automatically convert into one ordinary share upon the completion of this offering.

Option Grants

See “Management—Share Options.”

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association, which will be adopted upon the closing of this offering, provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporate charter documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our amended and restated articles of association, which will be adopted upon the closing of this offering, allow our shareholders holding not less than one third of our paid up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, applicable Nasdaq corporate governance rules require us to hold annual shareholder meetings.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, which will be adopted upon the closing of this offering, directors can be removed for any reason by the vote of holders of a majority of our shares cast at a general meeting, or by the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, will permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Inspection of Books and Records

Unlike Delaware law, holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra virus;

•	the act complained of, although not ultra virus, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

We entered into a registration rights agreement in October 2004 with General Atlantic. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

At any time commencing 12 months after this offering, General Atlantic has the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4, S-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds US$5.0 million. However, we are not obligated to effect any such demand registration if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if General Atlantic had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.

Form F-3 Registration Rights

Upon our company becoming eligible for use of Form F-3 or S-3, General Atlantic has the right to request we file a registration statement under Form F-3 or S-3. Such requests for registrations are not counted as demand registrations.

Piggyback Registration Rights

If, at any time after this offering, we propose to file a registration statement with respect to an offering for our own account, we must offer General Atlantic the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in four ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and a statement will be mailed to you which reflects your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive that reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to:

•	appropriate adjustments for taxes withheld,

•	such distribution being impermissible or impracticable with respect to certain registered holders, and

•	deduction of the depositary’s expenses in:

•	converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis,

•	transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis,

•	obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time; and

•	making any sale by public or private means in any commercially reasonable manner.

If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Ordinary Shares

In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either:

•	distribute such securities or property in any manner it deems equitable and practicable,

•	to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or

•	hold the distributed property in which case the ADSs will also represent the distributed property.

Any US dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel ADSs and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to an account designated by you maintained by us, in the case of ordinary shares in registered form, or transfer to an account of an accredited financial institution on your behalf in the case of ordinary shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled:

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	for the determination of the holders who shall be responsible for the fee assessed by the Depositary for administration of the ADR program and for any expenses as provided for to be paid by holders, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Reports and Other Communications

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of the ordinary shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders.

Fees and Expenses

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs made;

•	to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of $.02 or less per ADS (or portion thereof) for any Cash distribution made pursuant to the Deposit Agreement,

•	to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of $0.02 or less per ADS for depositary services, which shall accrue on the last day of each calendar year and shall be payable at the sole discretion of the Depositary by billing Holders for such charge or deducting such charge from one or more Cash distributions; provided that the fee assessed under this provision shall be reduced to the extent a cash dividend fee was charged in such calendar year pursuant to the above;

•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation any ADRs, the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of:

•	any stock transfer or other tax or other governmental charge,

•	any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register; and

•	any applicable fees and expenses described in the ADR;

•

proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the ordinary shares on the books maintained by or on our behalf for the transfer and registration of ordinary shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, us and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, regulation of the United States, Hong Kong, Special Administrative Region of the Peoples Republic of China or any other country, or of any governmental or regulatory authority or stock exchange, the provisions of or governing any deposited securities, act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interests in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to require you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of ordinary shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of ordinary shares (or rights to receive ordinary shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying ordinary shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying ordinary shares,

•	assigns all rights in such ordinary shares to the depositary,

•	holds such ordinary shares for the account of the depositary, and

•	will deliver such ordinary shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 8,697,063 ADSs representing approximately 25.1% of our ordinary shares in issue. In addition, we will have outstanding 103,817,775 ordinary shares not represented by ADSs, all of which will be subject to the lock-up agreements described below. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the Nasdaq National Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and existing shareholders have entered into lock-up agreements under which they will agree, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our restricted ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,386,060 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lockup arrangements and would only become eligible for sale when the lock-up period expires.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Taking into account the lock-up restrictions, the number of restricted shares that will be available for resale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

•	Beginning on the date of this prospectus, 34,788,252 ordinary shares represented by ADSs sold in the offering, will be immediately available for sale in the public market;

•	Upon expiration of the lock-up period, approximately 56,393,740 of our ordinary shares will be eligible for resale subject to the volume, manner and sale and other limitations under Rule 144;

•	Upon expiration of the lock-up period, approximately 82,212,287 of our ordinary shares will be eligible for resale under Rule 144(k), assuming holders of these shares are not deemed to have been our affiliates at any time during the three months preceding a resale; and

•	Upon expiration of the lock-up period, approximately 4,361,437 of our shares acquired through exercise of options by holders who are not our affiliates will be eligible for resale as under Rule 701.

Registration Rights

Upon completion of this offering, the holders of 18,531,786 of our ordinary shares received upon the conversion of our preferred shares, or their transferees, will be entitled to request that we register their ordinary shares under the Securities Act following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United Stated federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders for taxable years beginning before January 1, 2009 dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year (and for any dividends paid during the taxable year ending on December 31, 2005, we are not a foreign personal holding company (as defined in the Code) for the preceding taxable year), and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq National Market. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed below), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares would constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2005 is based in part on our estimates of the value of our assets, as determined by estimates of the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year ending December 31, 2005 will not be determinable until the close of the current taxable year ending December 31, 2005, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A Non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the three preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will be listed on Nasdaq National Market and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to be or become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley Dean Witter Asia Limited, 26th Floor, Three Exchange Square, Hong Kong is acting as representative, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares represented by ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International Limited	4,783,385
Merrill Lynch, Pierce Fenner & Smith Incorporated	2,174,266
Needham & Company LLC	869,706
Piper Jaffray & Co.	869,706

Total	8,697,063

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International Limited will offer ADSs in the United States through its registered broker dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$0.42 an ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,304,560 additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$100,016,230, the total underwriters’ discounts and commissions would be US$7,001,136, total proceeds to us would be US$74,907,408 and total proceeds to the selling shareholders would be US$18,107,686.

The underwriting discounts and commissions have been determined by negotiations among us, the selling shareholders and the representative and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately US$3,761,437, which includes legal, accounting and printing costs and various other fees associated with registering and listing the ADSs.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

Our ADSs have been approved for quotation on the Nasdaq National Market under the symbol “VIMC.”

Each of the selling shareholders, our directors, executive officers and the other shareholders of Vimicro International Corporation has agreed that, without the prior written consent of Morgan Stanley Dean Witter Asia Limited on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters;

•	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the

ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price was determined by negotiations among us, the selling shareholders and the representative of the underwriters. Among the factors considered in determining the initial public offering price were the future prospects of our company and our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling shareholders or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The ADSs offered pursuant to this prospectus are not being registered under the Securities Act for the purpose of sales outside the United States.

“United States Person or Canadian Person” means any national or resident of the United States or Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States Person or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

Canada.    The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory registration and prospectus exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any of the ADSs in any Relevant Member States means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    Each underwriter has represented and agreed that:

(a)	it is a person who is a qualified investor within the meaning of Section 86(7) of the Financial Services and Markets Act 2000 (the “FSMA”), being an investor whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the ADSs other than to persons who are qualified investors within the meaning of Section 86(7) of the FSMA or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the ADSs would otherwise constitute a contravention of Section 19 of the FSMA by us;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The Netherlands.    The ADSs may not be offered in the Netherlands other than (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, (iii) to any legal entity which and any natural person who has asked to be considered as a professional market party and is registered pursuant to the Dutch Exemption Regulation (Vrijstellingsregeling Wte 1995), and (iv) in any other circumstances which do not require the publication of a prospectus pursuant to the Dutch Exemption Regulation.

Italy.    The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, (i) sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) the ADSs have not been offered, sold or delivered, and will not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs have not been distributed in the Republic of Italy unless such offer, sale or delivery of the ADSs or distribution of copies of this prospectus or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare, or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996 and copies of this prospectus may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

France.    No offer or sale of the ADSs is being made, directly or indirectly, to the public in France and only qualified investors (Investisseurs Qualifies) as defined in and in accordance with Article L.411-2 of the French Code MonCtaire et Financier, as amended, and Decree no. 98-880 dated 1 October 1998, as amended, acting for their own account, are eligible to accept the offering relating to the ADSs. This prospectus or any other offering material relating to the Global Offering has not been and shall not be distributed to the public in France. This prospectus has not been submitted to the clearance of the Autorité des marchés financiers.

Hong Kong.    Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or does not have in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect of the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore.    The following selling restrictions apply prior to the coming into force of the amendments to Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (to be amended by the Securities and Futures (Amendment) Act 2005)

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The following selling restrictions will apply subsequent to the coming into force of the amendments to Part XIII of the SFA (as amended &v the Securities and Futures (Amendment) Act 2005)

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(lA), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Australia.    This prospectus is not a disclosure under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (i) in compliance with all applicable laws and regulations of the United Arab Emirates, and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.

Japan.    The ADSs may not be offered or sold, directly or indirectly, in Japan or to, or for the account of, any resident of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

Korea.    Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in South Korea or to or for the account of any resident of South Korea, any of the ADSs acquired in connection with the distribution contemplated by the underwriting agreement except:

•	in accordance with any exemption from the registration requirements of the Korean Securities and Exchange Law, and

•	in compliance with applicable provisions of South Korean law, including, without limitation, the Foreign Exchange Transaction Law and Regulations.

PRC.    The ADSs are not, and will not be, offered or sold, directly or indirectly, in the PRC (excluding Hong Kong for the purposes of this paragraph).

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee, Nasdaq National Market listing and entry fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	15,419
Nasdaq National Market listing and entry fee		100,000
National Association of Securities Dealers, Inc. filing fee		8,018
Printing expenses		350,000
Legal fees and expenses		1,800,000
Accounting fees and expenses		838,000
Miscellaneous		650,000

Total	US$	3,761,437

Expenses for the offering will be borne by us.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Commerce & Finance Law Offices. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and King & Wood with respect to matters governed by PRC law. Davis Polk & Wardwell may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law. South Light Holdings Ltd., a company owned by a relative of a partner of King & Wood, beneficially owns 208,340 ordinary shares of our company.

EXPERTS

The financial statements as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2004 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the company’s restatement of its financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers are located at 26/F Office Tower A, Beijing Fortune Plaza, No. 7 Dongsanhuan Zhonglu, Chao Yang District, Beijing 100020, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ANNEX A—GLOSSARY OF TECHNICAL TERMS

3G	third generation wireless networks.

ADC	analog-to-digital converter.

ASIC	application specific integrated circuit, a proprietary integrated circuit designed and manufactured to meet a customer’s specific functional requirements.

ASSP	application specific standard product.

CCD	charge-coupled device, a semiconductor technology used to build light-sensitive electronic devices such as cameras and image scanners; such devices may detect either color or black-and-white; each CCD chip consists of an array of light-sensitive photocells, which are sensitized by giving them electrical charge prior to exposure.

cell	a primary unit that normally repeats many times in an IC. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	A popular expression for a semiconductor.

CMOS	Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used IC fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CPU	Central Processing Unit, the main processing chip of a computer.

DAC	digital-to-analog converter.

die	one individual chip cut from a wafer before being packaged.

DSP	digital signal processor, a type of IC that processes and manipulates digital information after it has been converted from an analog source.

embedded	with respect to a processor, a microprocessor (cpu), which can be integrated as part of a larger function chip, containing such things as embedded memory, interfaces to peripherals etc.; with respect to memory, memory which is part of the same semiconductor die as the processor.

fab or foundry	a semiconductor fabrication facility.

fabless	a semiconductor company that uses foundries for all of its wafer fabrication requirements.

firmware	software stored in read-only memory (ROM) or programmable ROM (PROM). Firmware is easier to modify than hardware but more difficult to modify than software stored on disk. Firmware is often responsible for the behavior of a system when it is first switched on. A typical example of firmware would be a “monitor” program in a microcomputer that loads the full operating system from disk or from a network and then passes control to it.

IC	integrated circuit, an electronic circuit in which all the elements of the circuit are integrated together on a single semiconductor substrate.

LCD	liquid crystal display.

manufacturing yield	means the percentage of dies produced on a fab line that pass all visual and process control monitoring tests.

memory	a device that can store information for later retrieval.

micron	a term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter; there are 25.4 microns in one one-thousandth of an inch.

mixed-signal	the combination of analog and digital circuitry in a single semiconductor.

MMS	multimedia messaging services.

PC	personal computer.

PDA	personal digital assistant.

peripheral	any part of a computer other than the CPU or working memory, i.e., disks, keyboards, monitors, mice, printers, scanners, tape drives, microphones, speakers, cameras.

RISC	reduced instruction set computer.

semiconductor	an element with an electrical resistance within the range of an insulator and a conductor; a semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

system-on-chip or SoC	a chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

throughput	the speed with which a computer processes data. It is a combination of internal processing speed, peripheral speeds and the efficiency of the operating system and other system software all working together.

transistor	an individual circuit that can amplify or switch electric current. This is the main building block of all integrated circuits.

USB	universal serial bus.

VGA	video graphics array.

VLSI	very large-scale integration. VLSI is used to describe integrated circuits composed of hundreds of thousands of logic elements or memory cells.

wafer	a thin, round, flat piece of silicon on which integrated circuits are etched.

VIMICRO INTERNATIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIMICRO INTERNATIONAL CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Vimicro International Corporation (the “Company”) and its subsidiaries (collectively known as the “Group”) as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the accompanying consolidated financial statements, the Group has restated its financial statements for the financial years ended December 31, 2002 and 2003.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

August 10, 2005

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of share data)

			December 31		Pro forma shareholders’ equity as of December 31 2004
	Note		2003	2004
			(restated)		(unaudited)
					Note 20
Assets
Current assets:
Cash			6,107	34,592
Time deposits			500	—
Restricted cash			36	36
Accounts receivable, net of provision for doubtful accounts of nil and $19 as of December 31, 2003 and 2004, respectively			1,502	1,410
Notes receivable			1,669	178
Inventories	4		1,750	8,338
Prepayments and other current assets	5		1,135	2,291
Deferred tax assets	16	(b)	36	839

Total current assets			12,735	47,684

Investment in an associated company	6		174	170
Property and equipment, net	7		1,448	2,763
Intangible assets, net	8		394	—

			2,016	2,933

Total assets			14,751	50,617

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term bank loan	9		1,208	—
Accounts payable			1,260	3,049
Taxes payable			463	2,334
Advances from customers			1,101	36
Due to an associated company			10	49
Accrued expenses and other current liabilities	10		3,648	5,433
Deferred grants			1,637	1,357

Total current liabilities			9,327	12,258

Non-current liabilities:
Deferred tax liabilities	16	(b)	—	53

Total liabilities			9,327	12,311

Commitments and contingencies (Note 19)			—	—

Minority interest			1,065	—

Redeemable convertible preferred shares ($0.0001 par value 15,647,132 shares authorised; 15,217,150 shares issued and outstanding as of December 31, 2004; aggregate liquidation value of $24,312)	11		—	23,923	—

Shareholders’ equity:
Ordinary shares, $0.0001 par value. 484,352,868 shares authorized; 82,147,440 shares issued and outstanding as of December 31, 2003 and 2004	12		8	8	10
Additional paid-in capital	13		23,395	41,154	65,075
Deferred share-based compensation	13		—	(2,122)	(2,122)
Accumulated other comprehensive loss			(1)	(2)	(2)
Accumulated deficit			(19,043)	(24,655)	(24,655)

Total shareholders’ equity			4,359	14,383	38,306

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity			14,751	50,617

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in thousands of U.S. dollars, except per share data)

			Years ended December 31
	Note		2002	2003	2004
			(restated)	(restated)
Net revenue	18		3,904	16,604	50,258

Cost of revenue			(3,106)	(11,011)	(32,404)

Gross profit			798	5,593	17,854

Operating expenses*	3	(t)
Research and development, net	15		(3,030)	(3,345)	(6,290)
Sales and marketing			(1,181)	(1,953)	(7,118)
General and administrative	14		(2,177)	(1,546)	(10,883)
Loss from disposal of SPMC			—	—	(75)

Loss from operations			(5,590)	(1,251)	(6,512)

Other income (expense):
Interest income			30	37	33
Interest expense			—	(24)	(27)
Tax refund	17	(a)	57	81	110
Others, net			70	(8)	99

Loss before income taxes and share of loss of associated company and minority interest			(5,433)	(1,165)	(6,297)

Income taxes benefit (expense)	16	(a)	93	(243)	(221)

Net loss before share of loss of associated company and minority interest			(5,340)	(1,408)	(6,518)

Share of loss of associated company, net of tax			(45)	(22)	(4)

Net loss before minority interest			(5,385)	(1,430)	(6,522)

Minority interest			—	1,444	910

Net income (loss) attributable to ordinary shareholders			(5,385)	14	(5,612)

Other comprehensive income (loss):

Foreign currency translation adjustment			1	(2)	(1)

Comprehensive income (loss) attributable to ordinary shareholders			(5,384)	12	(5,613)

Earnings (Loss) per share, basic and diluted			(0.07)	0.00	(0.07)

Pro forma loss per share, basic on an as converted basis (unaudited)	20				(0.06)

Weighted average number of ordinary shares used in calculating basic and diluted earnings (loss) per share			82,147,440	82,147,440	82,147,440

Pro forma weighted average number of ordinary shares outstanding on an if converted basis	20				97,364,590

* Components of share-based employee compensation expense are included in the following expense captions:
Research and development			—	—	(2,696)
Sales and marketing			—	—	(3,905)
General and administrative			—	—	(6,752)

			—	—	(13,353)

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except for number of shares data)

	Common share		Additional Paid-in capital	Deferred share-based compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2002 (restated)	82,147,440	8	23,395	—	—	(13,672)	9,731
Net loss attributable to ordinary shareholders	—	—	—	—	—	(5,385)	(5,385)
Foreign currency translation adjustment	—	—	—	—	1	—	1

Balance as of December 31, 2002 (restated)	82,147,440	8	23,395	—	1	(19,057)	4,347
Net income attributable to ordinary shareholders	—	—	—	—	—	14	14
Foreign currency translation adjustment	—	—	—	—	(2)	—	(2)

Balance as of December 31, 2003 (restated)	82,147,440	8	23,395	—	(1)	(19,043)	4,359
Issuance of share options to employees	—	—	15,475	(15,475)	—	—	—
Issuance of share options to non-employees	—	—	2,284	—	—	—	2,284
Amortization of deferred share-based compensation	—	—	—	13,353	—	—	13,353
Net loss attributable to ordinary shareholders	—	—	—	—	—	(5,612)	(5,612)
Foreign currency translation adjustment	—	—	—	—	(1)	—	(1)

Balance as of December 31, 2004	82,147,440	8	41,154	(2,122)	(2)	(24,655)	14,383

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of U.S. dollars)

	Years ended as of December 31
	2002	2003	2004
	(restated)	(restated)
Cash flows from operating activities:
Net income (loss) attributable to ordinary shareholders	(5,385)	14	(5,612)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	342	386	629
Amortization	—	907	394
Bad debt	—	—	23
Loss from disposal of variable interest entity	—	—	75
Share-based compensation to employees	—	—	13,353
Research and development consulting fee	492	704	428
Loss from disposal of property and equipment	—	28	23
Gain on marketable securities	(78)	(43)	—
Share of loss of associated companies	45	22	4
Minority interest	—	(1,444)	(910)
Changes in assets and liabilities:
Accounts receivable	(1,352)	(55)	73
Notes receivable	—	(1,669)	1,491
Inventories	(399)	(660)	(6,588)
Prepayments and other current assets	1,576	(220)	(1,198)
Deferred tax assets	(220)	231	(803)
Accounts payable	1,169	89	1,864
Notes payable	—	—	108
Taxes payable	174	250	1,824
Advances from customers	—	1,101	(1,055)
Due to an associated company	10	—	—
Accrued expenses and other current liabilities	289	416	3,512
Deferred tax liabilities	—	—	53
Deferred grants	194	1,201	(189)

Net cash provided by (used in) operating activities	(3,143)	1,258	7,499

Cash flows from investing activities:
Investment in time deposits	(2,120)	(500)	—
Proceeds received upon maturities of time deposits	1,040	1,080	500
Purchases of marketable securities	(101)	—	—
Proceeds from disposal of marketable securities	197	113	—
Purchases of property and equipment	(354)	(691)	(2,040)
Proceeds from disposal of property and equipment	—	38	—
Increase of investment in an associated company	(242)	—	—
Cash disposed with the disposal of variable interest entity	—	—	(189)

Net cash provided by (used in) investing activities	(1,580)	40	(1,729)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	1,208	—
Repayment of short-term bank loans	—	—	(1,208)
Capital contributions from the other SPMC owner	—	1,208	—
Net proceeds from issuance of redeemable convertible preferred shares	—	—	23,923

Net cash provided by financing activities	—	2,416	22,715

Effect of exchange rate changes on cash	—	1	—

Net increase (decrease) in cash	(4,723)	3,715	28,485
Cash, beginning of year	7,115	2,392	6,107

Cash, end of year	2,392	6,107	34,592

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	—	24	27

Income taxes	1	—	92

The accompanying notes are an integral part of these consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004 as an exempted company with limited liability. It holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period of thirty years. Pursuant to a corporate reorganization, all former owners of Vimicro China transferred their equity interests in Vimicro China to the Company in May 2004 (the “Reorganization”). See below for a detailed description of the Reorganization.

Vimicro China has two wholly-owned subsidiaries, Viewtel Corporation (“Viewtel”) and Vimicro Electronics International Limited (“Vimicro Electronics”). Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development work. Vimicro Electronics was established in Hong Kong in May 2002 to facilitate international sales.

In December 2002, Vimicro China formed a company named Shanghai Pudong Micro-electronics Development Corporation (“SPMC”), with two other investors, Silicon Rain Technology (incorporated in the United States of America) and Shanghai Pudong Software Park (incorporated in the PRC) in Shanghai, to develop analog integrated circuit (“IC”) products. Upon the establishment of SPMC, Vimicro China transferred most of the executives and engineers in its analog IC product research and development division to SPMC, which comprised more than half of the employee headcount at SPMC at its inception. Although Vimicro China only owned 32.5% equity interest of SPMC, it had an exclusive distribution right to all products developed by SPMC. Vimicro China was able to purchase the SPMC products at cost and shared 40% of the gross profits derived from the sales of these products with SPMC.

Prior to January 1, 2004, the investment in SPMC was accounted for as a long term investment under the equity method. Under the requirements of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN No. 46R”), the Company has evaluated its relationship with SPMC in 2004 based on its investment and contractual relationships and determined that SPMC was a variable interest entity and that Vimicro China was the primary beneficiary of SPMC. The Company has retroactively adopted FIN No. 46R and consolidated the financial position and operating results of SPMC since January 1, 2003 until December 23, 2004, when Vimicro China disposed of its equity interest in SPMC and terminated the exclusive distribution arrangement. Subsequent to this disposition, SPMC ceased active operations and Vimicro China hired most of SPMC’s employees to continue its own analog IC product research and development activities.

The net asset value of SPMC was approximately $1,578,000 and $229,000 as of December 31, 2003 and December 23, 2004, respectively. SPMC incurred a net loss of approximately $2,140,000 and $1,348,000 for the year ended December 31, 2003 and the period from January 1 to December 23, 2004, respectively. The net loss of SPMC attributable to the Company was approximately $696,000 and $438,000 for the year ended December 31, 2003 and the period from January 1 to December 23, 2004, respectively.

The Company, Vimicro China, Viewtel, Vimicro Electronics and SPMC, are hereinafter collectively referred to as the “Group”.

The Group designs, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors and mobile phone multimedia processors. Product manufacturing, packaging and testing are outsourced to third party vendors.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Reorganization

The Company was established on February 24, 2004 with an authorized share capital consisting of 500,000,000 ordinary shares of $0.0001 each. Pursuant to the Reorganization, the authorized share capital of 500,000,000 ordinary shares at par value of $0.0001 each were subdivided into 484,352,868 ordinary shares and 15,647,132 preferred shares at par value of $0.0001 each. Each former owner of Vimicro China, or their nominees, subscribed for the shares of the Company in accordance with a shareholding transfer agreement between Vimicro China and the Company dated March 17, 2004. The form of shareholding transfer, either through an exchange of their equity interests in Vimicro China for proportional number of shares in the Company or by paying cash as considerations, depends on the nationality or places of incorporation of the former owners of Vimicro China.

All the former owners of Vimicro China obtained requisite approvals from the local governmental authorities and transferred their equity interests in Vimicro China to the Company on May 17, 2004.

In consideration for the shares transferred by each former owner of Vimicro China who was not a PRC entity or resident (each, a “non-PRC shareholder”), on October 13, 2004, the Company issued a total of 14,437,500 fully paid ordinary shares, representing 17.58% of its total outstanding share capital after the Reorganization, to these non-PRC shareholders or their designated nominees, based on these non-PRC shareholders’ pro rata interests (in total of 17.58%) in Vimicro China prior to the Reorganization.

In order to complete the Reorganization, the Company was required by the relevant PRC laws and regulations to pay cash to acquire the equity interest of Vimicro China from each former owner of Vimicro China who was a PRC entity or resident (each, a “PRC shareholder”). Shortly after the completion of its issuance and sale of preferred shares on October 12, 2004 (see Note 11), the Company had applied part of its preferred shares issuance proceeds as payment to the PRC shareholders, amounting to US$8.4 million, for their 82.42% equity interest in Vimicro China. On November 19, 2004, these PRC shareholders and/or their respective nominees, used the same amount of cash to subscribe for a total of 67,709,940 fully paid ordinary shares, which represents 82.42% of total outstanding share capital, of the Company after the Reorganization.

In summary, the Company issued 82,147,440 ordinary shares to the owners and/or their nominees of Vimicro China in exchange for their respective ownership interests in Vimicro China (collectively referred to as the “recapitalization transactions”). Since the recapitalization transactions were carried out to satisfy all the legal requirements on the Reorganization, the Company considers the Reorganization had been effectively completed for accounting purpose when it obtained all the requisite governmental authorities’ approvals on May 17, 2004.

2. RESTATEMENT OF FISCAL YEARS 2002 AND 2003 FINANCIAL STATEMENTS

The accompanying consolidated financial statements for fiscal years 2002 and 2003 have been restated from those previously issued to correct the accounting for (i) certain technology and technological expertise (the “Technology”) contributed by the co-founders upon the formation of Vimicro China, and (ii) the amount of non-employee share-based compensation expenses and accrued liabilities for consultancy services received.

(a) The Technology was deemed to be the consideration provided by the founders in exchange for a 35% interest in Vimicro China and anti-dilution protection (effective until the Reorganization described in Note 1 through March 17, 2004) which resulted in the issuance of additional equity interests to the founders in connection with two subsequent sales of equity interests in Vimicro China in 2000 and 2001 (see Note 13(a)). Under the prior accounting treatment, Vimicro China obtained an independent external valuation and recorded the Technology as an intangible asset which was recorded at its fair value of $4.7 million and amortized on a straight-line basis over four years from 1999 to 2003 into cost of revenue.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Upon further evaluation of the nature of the Technology provided to Vimicro China, it was determined that such capitalization was incorrect because the technology was never applied to Vimicro China’s business, production or research and development activities and the technological expertise was generally available in the marketplace, and not available exclusively to Vimicro China and therefore cannot be valued under generally accepted accounting principles. Vimicro China has determined that the fair value of the allocation to the founders of the original 35% interest in Vimicro China upon formation as well as the subsequent additional equity interests in Vimicro China issued in 2000 and 2001 under the anti-dilution provisions represent share-based compensation expenses to the founders which should be expensed when the founders received the equity interests because there were no conditions attached to the equity interests (see Note 13(a)).

(b) Concurrent with the Reorganization of the Company in 2004, the Company issued 2,323,500 share options to certain consultants in order to honor its prior written promises to grant share options for consulting services rendered in prior years upon the formalization of the share capital and option structures of the Company (see Note 13(b)).

Previously, the Company estimated the fair values of these consultancy services based on the estimated values of the underlying shares of the Company at the time when these consultancy service contracts were entered into. Such consultancy services costs were charged as research and development costs and accrued over the relevant service periods of these consultants.

Because of the nature of the Company’s legal capital structure and relevant restrictions under PRC law in effect when the Company entered into these consultancy service contracts, the Company has determined that these consultants would not have been able to exercise the options promised under the contracts and obtain an equity interest until the Company reorganized into a company limited by shares and set up a share option plan. Since the Company did not have the ability to settle these service contracts in its equity shares at the time when it received the services, the accrued consultancy service costs were consequently accounted for as a liability in accordance with EITF No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, which is further clarified by FSP EITF 00-19-1 “Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee Compensation” (collectively “EITF No. 00-19”).

EITF No. 00-19 provides recognition, measurement, and classification guidance for certain freestanding financial instruments that are indexed to, and potentially settled in, an entity’s own stock. To the extent that the consultants provided services which vested them in the share option grants to be awarded under the consultancy contracts, the vested portions of such awards need to be measured at their fair values at the vesting date and marked to market at the end of each subsequent reporting period until the options are actually issued.

The Company estimated the fair value of the vested portion of the service contracts based on the then-current estimated fair value of the underlying shares of the Company as of the time the services were received. The cumulative accrued service costs were revalued at the end of each subsequent reporting period based on then-current estimated fair value of the underlying shares of the Company. The increases or decreases in the cumulative accrued services costs were charged as research and development costs. In connection with the Reorganization and granting of share options to the consultants, the Company reclassified the cumulative accrued liability into equity.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

(c) The financial impact of the above adjustments is as follows:

	As previously reported		As restated
	2002	2003	2002	2003*
Net income (loss)	(6,242)	(584)	(5,385)	14
Cost of revenue—amortization of intangible assets	(1,181)	(1,181)	—	—
Gross (loss) profit	(382)	4,442	798	5,593
Research and development, net	(2,706)	(1,156)	(3,030)	(3,345)

Intangible assets	1,181	—	—	—
Accrued expenses and other current liabilities	1,970	2,410	2,528	3,648
Accumulated deficit, January 1	(12,047)	(18,288)	(13,672)	(19,057)
Shareholders’ equity	6,084	5,501	4,347	4,359

Note*:	Includes the effect of retroactive application of FIN No. 46R and consolidation of financial position and results of operations of SPMC as described in Note 1 above.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The Reorganization described in Note 1 was treated as a capital stock reorganization and Vimicro China is considered as the predecessor of the Company. The consolidated financial statements are presented as if the Company was in existence for all periods presented.

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries and its consolidated variable interest entity, SPMC.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; has the power to appoint or remove the majority of the members of the board of directors; or has the power to cast majority of votes at the meeting of directors.

A consolidated variable interest entity is a variable interest entity of which the Company is the primary beneficiary.

All significant inter-company transactions and balances, and any unrealized gains arising from inter-company transactions, are eliminated on consolidation. Unrecognized gains arising from transactions with the associated company are eliminated to the extent of the Group’s interest in the associated company, against the investment in the associated company. Unrecognized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

(c) Associated company

An associated company is an entity in which the Group holds between 20% and 50% of the equity interest, or over which the Group has significant influence but which it does not control. Investment in associated

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

companies is accounted for using the equity method. Equity accounting involves recognizing in the consolidated statement of operations the Group’s share of the profit or loss for the year of the associated company.

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include useful lives of property and equipment and intangible assets, realization of deferred tax assets, write down of inventories and share compensation expenses.

(e) Risks and uncertainties and concentration of credit risk

The Group’s operating results are significantly dependent on its ability to develop and market products. The Group faces rapid technology development which requires the Group to continually improve the performance, feature and reliability of its products. Inability of the Group to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Group’s business, financial condition and results of operations.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results. For the years ended December 31, 2004 and 2003, the top ten customers accounted for approximately 89% and 74% of total product revenue respectively. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue for the years ended December 31, 2002, 2003 or 2004:

	Years ended December 31
	2002	2003	2004
Customer A	1%	12%	31%
Customer B	2%	11%	29%
Customer C	19%	—	—
Customer D	17%	4%	2%

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of December 31, 2003 or 2004:

	As of December 31
	2003	2004
Customer A	16%	17%
Customer E	—	18%
Customer F	—	16%
Customer G	25%	—
Customer H	10%	—

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

The Group relies on five foundries for wafers and four companies for assembly and testing services for the existing products. Each product is manufactured at only one foundry. The ability of each foundry to provide wafers is limited by the foundry’s available capacity. Moreover, the price of wafers may fluctuate based on the available industry capacity. The Group does not have long-term supply contracts with any of these foundries or assembly and testing houses. Therefore, the Group cannot be certain that these foundries and assembly and testing houses will allocate sufficient capacity to satisfy its requirements. If the Group is not able to obtain the necessary foundry capacity and assembly and testing capacity to produce the required volume for its customers in a timely manner, both its relationships with the customers and operating results would be adversely impacted.

Financial instruments that are potentially subject to credit risk consist of cash, time deposits, restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. To date the Group has not experienced any losses on cash. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

(f) Fair value of financial instruments

The carrying amounts of the Group’s cash, time deposits, receivables, marketable securities, payables, short-term bank loans and accrued liabilities approximated their fair values as of the balance sheet dates due to their short maturities and the interest rates currently available.

(g) Cash

Cash represents cash on hand and deposits placed with banks or other financial institutions, which are repayable on demand.

(h) Time Deposits

Deposits with original maturities of more than three months are recorded as time deposits.

(i) Restricted cash

Restricted cash represents a bank deposit used as collateral to secure a corporate credit card facility from a domestic bank.

(j) Inventories

Inventories are stated at the lower of cost or market. The cost is computed on a weighted average basis. Provisions are made to reduce excess or obsolete inventories to their estimated realizable values.

(k) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and provision for impairment.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Property and equipment are depreciated at rates sufficient to write off their costs less provision for impairment, if any, over their estimated useful lives on a straight line basis. The estimated useful lives and residual values are as follow:

	Estimated useful lives	Residual value
Equipment and office furniture	5 years	10%
Leasehold improvements	Shorter of the lease term or the estimated useful lives	—
Mask and tooling	2 years	—
Motor vehicles	5 years	10%
Software	5 years	10%

Expenditures for maintenance and repairs are expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(l) Intangible assets, net

Intangible asset, the technology contributed to SPMC by Silicon Rain Technology, one of the owners of SPMC, at the inception of SPMC, was initially recognized and measured at fair value. The intangible asset was amortized over its estimated useful life.

The Group disposed of its equity interest in SPMC on December 23, 2004 (see Note 1).

(m) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of the asset may no longer be recoverable. The assessment of possible impairment is based on the Group’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. When these events occur, the Group measures and recognizes the impairment loss as the amount by which the carrying amount exceeds the sum of the estimated discounted future cash flows expected to result from the use of the assets and their eventual disposition.

(n) Revenue recognition

The Group recognizes revenue from the sales of products on a gross basis when the earnings process has been completed, as evidenced by agreement with the customer, delivery of products and transfer of title have occurred, as well as fixed or determinable pricing and probable collectibility have been assured.

Volume-based sales rebates on selected products are given to certain customers when the customers have completed a specified cumulative level of sales transactions. The cost of such rebates are accrued in accordance with EITF 01-9 by reducing the underlying sales transactions that are instrumental to earning the rebates based on the estimated number of customers that will ultimately earn and claim the rebates.

Payments received from customers in advance of shipment are recorded as advances from customers.

(o) Research and development costs

Research and development costs are charged to expense as incurred.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

(p) Research and development grants

Research and development grants received from PRC government agencies or private enterprises are recognized as deferred grants and offset against the corresponding research and development expenses as and when they are incurred for the research and development projects for which these grants are received.

(q) Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $39,000, $6,000 and $113,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

(r) Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statements of operations in the period of enactment.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(s) Foreign currency translation

The functional currencies of the Company and its subsidiaries and consolidated variable interest entity are their respective local currencies. Assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet dates, and revenue and costs are translated using average exchange rates for the year. These exchanges differences arising from foreign currency transactions are included in the consolidated statement of operations. The reporting currency of the Group is the United States Dollar.

Those entities that use a different functional currency are translated into U.S. dollars using the exchange rates in effect at balance sheet dates for assets and liabilities and average exchange rates during each reporting period. Translation adjustments resulting from translation of these consolidated financial statements are reflected as foreign currency translation adjustment in other comprehensive income (loss) in the shareholders’ equity.

(t) Share-based compensation

Share-based employee compensation expense

The Group accounts for share-based employee compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and the related interpretation, Financial Accounting Standards Board Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation,” and FIN No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

Under APB No. 25, compensation cost, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary share on the measurement date, which is typically the grant date.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Total compensation cost as determined at the grant date of option is recorded in shareholder’s equity as additional paid-in capital with an offsetting entry recorded to deferred share compensation. Deferred share compensation is amortized over the vesting period of 1 to 5 years on an accelerated basis using the model presented under FIN No. 28.

Additional pro forma disclosures as required under Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” are also provided.

The following table illustrates the effect on net loss attributable to ordinary shareholders and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee compensation for the year ended December 31, 2004:

Year ended December 31, 2004
(in thousands of U.S. dollars except per share data)
Net loss attributable to ordinary shareholders, as reported	(5,612)
Add: Share-based employee compensation expense recognized in net loss attributable to ordinary shareholders, net of tax	13,353
Deduct: Share-based employee compensation expense determined under the fair value based method for all employee awards, net of tax	(13,660)

Pro forma net loss attributable to ordinary shareholders	(5,919)

Loss per share, basic and diluted
As reported	(0.07)

Pro forma	(0.07)

Share-based non-employee consultancy fee

Prior to the Reorganization mentioned in Note 1, the Company accounted for the consulting services provided by non-employees in exchange for share options that would be issued to them upon the formalization of the Company’s share capital and option structures, in accordance with EITF No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (see Note 2(b)).

Since the Reorganization and formalization of the Company’s share capital and option structures, the Company has accounted for share options issued to non-employees in accordance with SFAS No.123, “Accounting for Share-based Compensation,” and EITF No. 96-18, “Accounting for Equity Instrument that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Under SFAS No. 123 and EITF No. 96-18, these share options issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. The non-employee share awards attributable to the services to be performed are measured at their then-current fair values as of the end of each reporting period until the date performance is completed, which is generally the vesting date.

Founder Shares

The Company had granted unrestricted shares to the founders for their contributions of certain technology and technological expertise upon the formation of the Company and subsequent rounds of financing in 2000 and

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

2001 to maintain their equity interest in the Company at 35%. These shares were valued at their estimated fair value on the date of issuance based on the actual cash contributed by other investors during the respective rounds of financing.

(u) Employee social security and welfare benefit plans

All Chinese employees of the Company’s subsidiaries and the consolidated variable interest entity in PRC participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by relevant government authorities. The premiums and welfare benefit contributions that are borne by these entitles are calculated based on percentages of the total salary of employees, subject to certain ceilings and are paid to the respective labor and social welfare authorities. The PRC government is responsible for the welfare benefit for the retired employees. The Group has no obligation for post retirement or other welfare benefits beyond the annual contributions.

The welfare benefits expenses were approximately $436,000, $464,000 and $550,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

(v) Profit appropriation

The PRC subsidiary and variable interest entity of the Group are required to make appropriations to statutory reserve funds based on after-tax net income, after recouping prior years’ losses, determined in accordance with the accounting principles generally accepted in the PRC (“PRC GAAP”).

Prior to the Reorganization mentioned in Note 1, Vimicro China was a domestic limited liability company. In accordance with the “The Company Law of the People’s Republic of China”, Vimicro China should set aside 15% to 20% of its net income, after recouping prior years’ losses, determined under PRC GAAP to statutory reserve funds before distributions to the investors.

As a result of the Reorganization, Vimicro China became a wholly foreign-owned enterprise in 2004. In accordance with the “The Law of the People’s Republic of China on Enterprises Operated Exclusively with Foreign Capital”, Vimicro China should set aside at least 10% of its net income, after recouping prior years’ losses, determined under PRC GAAP to statutory reserve funds before distributions to investors. The appropriation of the net income to the statutory reserve funds must be made annually until the accumulated reserve fund reaches 50% of Vimicro China’s registered capital.

SPMC is a foreign investment enterprise and in accordance with the “The Law of the People’s Republic of China on Joint Ventures Using Chinese and Foreign Investment”, appropriation from net income should be made to the statutory reserve funds, after offsetting accumulated losses from prior years, and before profit distributions to investors. The percentages to be appropriated to the statutory reserve funds are determined by the Board of Directors of SPMC.

During the years ended December 31, 2003 and 2004, there was no profit appropriation to statutory reserve funds because both the PRC subsidiary and variable interest entity were in an accumulated deficit position as determined in accordance with PRC GAAP.

(w) Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its business as a single segment.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

(x) Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of a business enterprise during a period from transactions and other events or circumstances from non-owner sources. Comprehensive income (loss) includes foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries and variable interest entity.

(y) Earnings (Loss) per share

The Group has computed income (loss) per share under two methods, basic and diluted. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of ordinary shares outstanding and potential ordinary shares, when dilutive.

Earnings (Loss) per share has been computed as if the current corporate structure, after the Reorganization as described in Note 1 had occurred at the beginning of the relevant periods. For the calculation of earnings (loss) per share, the number of shares of the Company has been retroactively restated for the 82,147,440 shares issued from the beginning of the earliest period presented, or from the date of subscription of the equity interest, whichever is later.

The following table sets forth the computation of basic and diluted net income (loss) attributable to ordinary shareholders per share:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
Numerator:
Net income (loss) attributable to ordinary shareholders	(5,385)	14	(5,612)

Denominator:
Weighted average number of ordinary shares outstanding	82,147	82,147	82,147

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings (loss) per share under EITF No. 03-6 “Participating Securities and The Two-class Method under FASB Statement No. 128” in periods of net loss if, based on the contractual terms of the preferred shares, the preferred shares have a contractual obligation to share in the losses of the Company. For the year ended December 31, 2004, it was determined that the preferred shareholders have no such obligation to share in the losses of the Company and therefore the dilutive effect of the preferred shares is not included in the computation of basic loss per share.

Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their anti-dilutive effects include the Company’s outstanding preferred shares and share options of 15,217,150 and 27,395,158, respectively, as of December 31, 2004. There were no potentially dilutive securities as of December 31, 2002 and 2003.

(z) Operating leases

Rental payments under operating leases are charged to expense based on a straight line method over the period of the leases.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

(aa) Recent accounting pronouncements

In September 2004, EITF reached a final consensus on EITF No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” Under EITF No. 04-10, operating segments that do not meet the quantitative thresholds can be aggregated into a reportable segment if aggregation is consistent with the objective and basic principles of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the other aggregation criteria as defined by SFAS No. 131, paragraph 17. EITF No. 04-10 is effective for fiscal years ending after October 13, 2004 and the corresponding information for earlier periods, including interim periods, is required to be restated unless it is impractical to do so. Restatement of previously issued financial statements is required. The Company does not believe the adoption of EITF No. 04-10 will have a material impact on its financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R requires all share-based payments to employees, including grants of employee share options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R in the fiscal year beginning January 1, 2006. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested share options and restricted shares at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested share options and restricted shares beginning with the first period restated. The Company is evaluating the requirements of SFAS No. 123R, and has not yet determined the method of adoption or the effect of adopting SFAS No. 123R. The Company has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, and amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB No. 29”) is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 153 has or will have a material effect on financial position, results of operation, or cash flow.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

4. INVENTORIES

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Work in process	912	3,167
Finished goods	838	5,167
Others	—	4

	1,750	8,338

Work in process were written down to net realizable values by provisions of $nil and $263,000 as of December 31, 2003 and 2004, respectively. Finished goods were written down by provisions of $71,000 and $310,000 as of December 31, 2003 and 2004, respectively.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Receivable from employees	103	198
Deposits	127	196
IPO issuance expenses	—	652
Other receivables	287	60
Prepayments to suppliers	481	157
Refundable business tax (note 17 (b))	104	1,024
Others	33	4

	1,135	2,291

6. INVESTMENT IN AN ASSOCIATED COMPANY

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Cost	242	242
Share of loss of associated company	(68)	(72)

	174	170

As of December 31, 2004, the details of investment in associated company were as follows:

Name	Place and date of incorporation	Percentage of equity interest held	Fully paid and registered capital	Principal activities
Shenzhen Haoxing Information Technology Corporation (“HIT”)	The PRC, June 10, 2002	50.0%	483	Design and sales of consumer electronic products

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Cost:
Equipment and office furniture	1,149	1,417
Leasehold improvements	390	363
Mask and tooling	—	663
Motor vehicles	516	584
Software	262	899

	2,317	3,926
Less: accumulated depreciation	(869)	(1,163)

	1,448	2,763

8. INTANGIBLE ASSETS, NET

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Cost	1,301	—
Less: accumulated amortization	(907)	—

	394	—

There was no balance in intangible assets as of December 31, 2004 subsequent to the Company’s disposal of all of its equity interest in SPMC in December 2004 (see Note 1).

9. SHORT-TERM BANK LOAN

In 2003, Vimicro China obtained a RMB 30 million revolving line of credit for working capital. As of December 31, 2003, the Group had drawn down a loan balance of RMB 10 million (equivalent to approximately $1,208,000), which bore interest at a fixed rate of 5.31% per annum. This loan balance was personally guaranteed by a third party and three founders of Vimicro China. The loan was repaid in 2004 and the credit line expired in 2004.

Interest expense for the short-term bank loan was approximately $nil, $24,000 and $27,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

Supplemental information with respect to short-term borrowings is as follows:

	Balance at year end	Weighted average interest rate per annum at year end	Maximum amount outstanding during the year	Average amount outstanding during the year	Weighted average interest rate per annum during the year
	(in thousands of U.S. dollars, except interest rates)
2003	1,208	5.31%	1,208	470	5.31%
2004	—	—	1,208	738	5.31%

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are summarized as follows:

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Accrued salary and welfare expenses	1,308	2,308
Accrued research and development consulting fee	1,856	—
Accrued professional fees	367	1,587
Accrued sale rebates	—	398
Other payables	—	891
Other accrued expenses	117	249

Total	3,648	5,433

11. REDEEMABLE CONVERTIBLE PREFERRED SHARES

In October 2004, the Group issued an aggregate of 15,217,150 shares of redeemable convertible preferred shares (“Preferred Shares”) in a private placement at a price of $1.5977 per share to a group of institutional and private investors, (collectively, the “Preferred Shareholders”). The Preferred Shares are classified in the mezzanine section of the balance sheet due to its redeemable feature upon a deemed liquidation event.

Key terms of the Preferred Shares are as follows:

Conversion

Each Preferred Share may at any time be converted by the holder thereof into one Ordinary Share (subject to adjustment for anti-dilution events).

However, each Preferred Share will convert automatically into one Ordinary Share upon the conclusion of a Qualified Initial Public Offering (“IPO”), defined as an IPO on an internationally recognized securities exchange outside of the PRC and resulting in net proceeds (after underwriting discounts and commissions) to the Company of at least $30 million and which has a public offering price per Ordinary Share (prior to underwriters’ commissions and expenses) that is not less than $1.60.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Preferred Shareholders are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the Ordinary Shareholders an amount in cash equal to the greater of the following:

•	an amount per share of $1.5977 (as adjusted for share splits, share dividends, combination or other recapitalization of the Preferred Shares) plus declared and unpaid dividends; or

•	an amount the Preferred Shareholders would be entitled to receive in such liquidation if the Preferred Shares had been converted to Ordinary Shares immediately prior to such liquidation.

Redemption

In the event of a Sale Transaction or deemed liquidation, the Preferred Shareholders are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the Ordinary Shareholders an amount in cash equal to the greater of the following:

•	an amount per share of $1.5977 (as adjusted for share splits, share dividends, combination or other recapitalization of the Preferred Shares) plus declared and unpaid dividends; or

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

•	an amount the Preferred shareholders would be entitled to receive in such Sale Transaction if the Preferred Shares had been converted to Ordinary Shares immediately prior to such Sale Transaction.

A Sale Transaction occurs when the Company sells, conveys, exchange or otherwise transfers all or substantially all of its assets or merges into or consolidates with any other corporation or effect any other transaction or series of related transactions in which the shareholders of the Company prior to such event or transaction do not retain at least a majority of the voting power or assets of the Company.

Dividends

If the Company declares or pays dividends on the Ordinary Shares, the Preferred Shareholders will be entitled to participate in such dividends on an “as converted” basis.

Voting Rights

Holders of Preferred Shares vote with the Ordinary Shares and are entitled to the number of votes equal to the number of Ordinary Shares into which their Preferred Shares are then convertible.

12. SHAREHOLDERS’ EQUITY

Ordinary Shares

Following the Reorganization on May 17, 2004, the Company has an authorized share capital of 500,000,000 Ordinary Shares of par value of $0.0001 each, which was later subdivided into 484,352,868 Ordinary Shares and 15,647,132 Preferred Shares at par value of $0.0001 each. On the same day, the Company issued 82,147,440 Ordinary Shares to the former owners of Vimicro China in exchange for their interests in Vimicro China as described in Note 1 above. The share capital of the Company has been retroactively restated as if the Company’s Ordinary Shares were issued from the beginning of the earliest period presented. The additional paid-in capital on Ordinary Shares represents the difference between the share capital of the Company and the capital of Vimicro China.

13. SHARE-BASED COMPENSATION

(a) Founders’ Shares

In conjunction with the Company’s initial round of financing in 1999, 6,725,000 shares were issued to the founders which were valued at $650,000. In conjunction with the second round of financing in 2000, 15,150,000 shares were issued to the founders which were valued at $3,102,000. In conjunction with the third round of financing in 2001, 6,876,250 shares were issued to the founders which were valued at $3,609,000. All the issuances of shares to the founders were based on the estimated fair value of the shares on the date of issuance. The shares issued to founders during the second and third rounds of financing in 2000 and 2001 were pursuant to anti-dilution protections agreed with the founders in connection with the initial round of financing (see Note 2(a)). The shares issued to the founders were recorded as share-based compensation expense when the shares were issued because there were no performance conditions attached to the shares.

(b) Share Options

Discretionary share options:

Employee options:

Concurrent with the Reorganization of the Company, the Company’s shareholders approved the grant of share options to certain employees to honor the Company’s promises to issue share options upon the formalization of the share capital and option structures of the Company.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

The Company did not record any employee share-based compensation prior to 2004 because the shareholders had not approved the grant of share options and Company’s legal capital structure as well as the legal environment in which the Company operated did not allow the employees to exercise the promised options.

In March 2004, the shareholders of the Company passed a resolution to grant a total of 17,574,448 discretionary share options to employees of Vimicro China at an exercise price ranging from $0.01 to $0.60 per share, a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 6,690,898 of these discretionary share options were immediately vested to honor the previous promised provisionally issuable share options, with the remaining 10,883,550 options to be vested over a period of 1 to 5 years for future services. The fair value of the Company’s shares as of March 2004 of $1.14 per share and the intrinsic value ranging from $0.54 to $1.13 per share have been used to measure the compensation expenses of approximately $13,353,000 in 2004, and approximately $2,122,000 was deferred and will be amortized over the respective vesting periods of the share options.

Non-employee options:

In March 2004, the shareholders of the Company passed a resolution to grant a total of 2,323,500 discretionary share options to non-employee consultants at an exercise price ranging from $0.01 to $0.60 per share, a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 2,050,500 of these discretionary share options were immediately vested to honor the previous provisionally issued share options due to non-employee consultants for services previously rendered, with the remaining 273,000 options to be vested over a period ranging from 1 to 4 years for future services. The Company recorded consultancy fees with respect to research and development activities of approximately $492,000, $704,000 and $413,000 for the years ended December 31, 2002, 2003 and 2004 respectively.

2004 Share Option Plan:

In March 2004, the shareholders of the Company passed a resolution to adopt a 2004 Share Option Plan (the “Plan”) that provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 Ordinary Shares for grant under the Plan.

Options granted under the Plan have a vesting period of 5 years. The vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and, subsequently,

•	either 10% of the share options shall vest semi-annually over the next 4 years, or 1/60 of the shares options shall vest monthly over the next 4 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the Plan at any time at its discretion.

Employee options:

Under the Plan, in October 2004, the Company granted a total of 7,305,400 share options to employees at an exercise price of $1.60 each. The Company did not recognize compensation expense in connection with the grant of these options granted because the exercise price of these options was greater than the estimated fair value of the underlying Ordinary Shares of $1.34 as of the grant date.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Non-employee options:

Under the Plan, in October 2004, the Company granted a total of 286,800 share options to non-employee consultants for their services, at an exercise price of $1.60 each and vesting over a 5 year period. The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $15,000 in 2004.

A summary of all share options granted (including to both employees and non-employees) is presented below:

		Options Outstanding
	Shares available for grant	Number of options outstanding	Weighted average exercise price
Balances at December 31, 2003	—	—	$—
Options authorized	32,382,480	—	—
Options granted	(27,490,148)	27,490,148	$0.60
—at above market price	(7,592,200)	7,592,200	$1.60
—at market price	—	—	—
—at below market price	(19,897,948)	19,897,948	$0.21
Options exercised	—	—	—
Options cancelled	94,990	(94,990)	$1.60

Balances at December 31, 2004	4,987,322	27,395,158	$0.59

The following table summarizes information with respect to options outstanding as of December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
0.01-0.10	2,686,548	9.21	$0.02	2,391,881	$0.02
0.12-0.20	10,109,100	9.21	$0.12	7,046,070	$0.12
0.24-0.32	2,155,000	9.21	$0.25	1,428,000	$0.25
0.42-0.48	3,117,300	9.21	$0.43	1,571,933	$0.43
0.60	1,830,000	9.21	$0.60	—	$0.60
1.60	7,497,210	9.79	$1.60	581,780	$1.60

	27,395,158			13,019,664

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

The estimated fair values of each option for employee and non-employee range from $nil to $1.10 and $0.11 to $1.33, respectively, based on the estimated fair value of the underlying Ordinary Shares, the exercise prices of the options, and the effect of the following assumptions when input into the Black-Scholes option-pricing model under the following assumptions:

Employee:

Year ended December 31, 2004
Risk-free interest rates (%)	2.66–3.26
Expected life	5 years
Expected Dividend yield (%)	0
Expected volatility (%)	0

Non-employee:

Year ended December 31, 2004
Risk-free interest rates (%)	2.66–3.26
Expected life	5 years
Dividend yield (%)	0
Expected volatility (%)	39.66

14. EMBEZZLEMENT LOSS

In 2002, two employees embezzled a sum of $670,000 from Viewtel in the United States of America. The amounts transferred to these two employees’ accounts were $270,000 and $400,000 respectively. Viewtel ultimately obtained a restitution order against one of the employees in 2002 and approximately $326,000 was recovered. Approximately $718,000 was included in the Company’s consolidated general and administrative expenses in 2002 for the net embezzlement loss and the related legal fees.

15. RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
Research and development	4,111	4,646	8,582
Less: Research and development grants	(1,081)	(1,301)	(2,292)

Research and development, net	3,030	3,345	6,290

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

16. TAXATION

(a) Income taxes

Income taxes of the Group are as follows:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
Current income tax benefit (expense)	268	(58)	(1,654)
Deferred income tax (expense) benefit	(175)	(185)	1,433

Income tax benefit (expense)	93	(243)	(221)

The components of (loss) income before income taxes are as follows:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
(Loss)income arising from China operations	(5,042)	(1,661)	8,018
(Loss)income arising from non-China operations	(391)	496	(14,315)
—U.S.	(114)	423	117
—Hong Kong	(277)	73	(414)
—Cayman	—	—	(14,018)

Loss before taxes	(5,433)	(1,165)	(6,297)

Income tax expense relating to China operations	—	—	(128)
Income tax benefit (expense) relating to non-China operations	93	(243)	(93)
—U.S.	45	(218)	(58)
—Hong Kong	48	(25)	(35)

	93	(243)	(221)

The People’s Republic of China:

Prior to the Reorganization mentioned in Note 1, Vimicro China was governed by the “Enterprise Income Tax Law”. Vimicro China qualifies as an advanced technology enterprise, and is subject to the applicable enterprise income tax (“EIT”) rate of 15%. In addition, Vimicro China is entitled to tax holidays for 3 years from 2000 to 2002, and a preferential tax rate of 7.5% for 3 years from 2003 to 2005.

Pursuant to the Reorganization, Vimicro China became a wholly foreign-owned enterprise in 2004, and is governed by the “Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises”. Notwithstanding the change in its legal status, Vimicro China is still entitled to the above-mentioned tax incentives applicable to an advanced technology enterprise.

Vimicro China is subject to annual reassessment by the local tax bureau regarding its status as an advanced technology enterprise.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

SPMC is a foreign investment enterprise and is governed by the “Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises”.

The composition of income tax expense relating to China operations is as follows:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
Current income tax benefit (expense)	347	174	(1,614)
Deferred income tax (expense) benefit	(347)	(174)	1,486

Income tax expense	—	—	(128)

The following table sets forth a reconciliation between the statutory EIT rate and the effective tax rate for the Company’s China operations:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
Statutory tax rate	(33)%	(33)%	33%
Effect of preferential tax treatment	26%	20%	(24)%
Additional R&D deduction	—	—	(1)%
Non-taxable income	—	1%	(3)%
Non-deductible expense	(1)%	(5)%	1%
Change in valuation allowance	8%	17%	(4)%

Effective income tax rate	—	—	2%

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax at 8.84% and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel had income tax benefit (expenses) of approximately $45,000, $(218,000) and $(58,000) based on its assessable profit(loss) in 2002, 2003 and 2004, respectively.

Hong Kong

Vimicro Electronics, the Hong Kong subsidiary, is subject to an applicable Hong Kong profit tax rate of 16.0%, 17.5% and 17.5% in 2002, 2003 and 2004 respectively. Vimicro Electronics had income tax benefit (expenses) of approximately $48,000, $(25,000) and $(35,000) based on its assessable profit(loss) in 2002, 2003 and 2004 respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

(b) Deferred tax

The Group’s significant components of deferred tax assets and liabilities as of year end are as follows:

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Deferred tax assets
Differences in tax basis for the residual value of property and equipment	157	5
Provision and slow-moving inventories	1	94
Royalty withholding tax	—	831
Operating loss carry forwards	719	23
Valuation allowance	(841)	(114)

Net deferred tax assets	36	839
Less: Current portion of deferred tax assets	(36)	(839)

Deferred tax assets, non-current	—	—

Deferred tax liabilities
Depreciation	—	53

PRC

Subject to the approval of the relevant tax authorities, Vimicro China had deferred assets consisting of deductible temporary differences and net operating loss carry forward totaling approximately $821,000 and $839,000 as of December 31, 2003 and 2004, respectively.

As of December 31, 2003, a valuation allowance was provided against the deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2004, no valuation allowance was provided against the deferred tax asset as it is more likely than not that such assets will be realized.

USA

Subject to the approval of the relevant tax authorities, Viewtel had deferred tax assets consisting of net operating loss carry forwards and deductible temporary differences totaling approximately $20,000 and nil as of December 31, 2003 and 2004, respectively. However, a valuation allowance was also provided to offset against the amount of deferred tax assets as of December 31, 2003 due to uncertainty surrounding their realization.

Hong Kong

Subject to the approval of the relevant tax authorities, Vimicro Electronics had deferred tax assets consisting of net operating loss carry forwards and deductible temporary differences totaling approximately $36,000 and $114,000 in 2003 and 2004 respectively. A valuation allowance was provided to offset against the deferred tax assets as of December 31, 2004 due to uncertainty surrounding their realization.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

17. OTHER TAXATION

(a) PRC Value Added Tax (“VAT”)

According to the value-added tax policy from the relevant tax authorities, from January 1, 2002 to the end of 2010, the sales of integrated circuits (including mono crystalline silicon chips) by Vimicro China is subject to an output VAT of 17%, while the purchase of products by Vimicro China is subject to an input VAT tax rate of 17%. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT. After the value-added tax is levied, Vimicro China is, subject to government approval, entitled to a refund for the portion exceeding 3% of the actual VAT collected by Vimicro China for sales to customers in China. For the years ended December 31, 2002, 2003 and 2004, tax refunds amounted to approximately $57,000, $81,000 and $110,000, respectively, were recorded as other income after obtaining the required approval from the relevant tax authority.

According to the latest IC VAT refund policy from the relevant tax authorities in September 2004, the above VAT refund benefit is no longer available beginning from April 1, 2005.

(b) PRC Business Tax (“BT”)

According to the business tax policy from the relevant tax authorities, all service income is subject to BT at 5%. Vimicro China qualifies as an advanced technology enterprise and is entitled to a 100% refund of BT arising from service income derived from technology transfers if these technology transfer agreements are registered with the relevant government agencies.

(c) Hong Kong Withholding Tax

Under the current laws of Hong Kong, an entity established outside of Hong Kong is subject to a 5.25% tax on royalty income received from an entity established in Hong Kong, regardless of whether the two entities are under common control by the same holding company. Vimicro Electronics collected 93% of net sales of the Company from their customers in 2004. Vimicro Electronics makes royalty payments to Vimicro China for certain technologies licensed from Vimicro China. Accordingly, Vimicro China is subject to a 5.25% withholding tax on royalties it receives from Vimicro Electronics, which Vimicro Electronics withholds and pays over to the tax authorities in Hong Kong on behalf of Vimicro China. The amount of royalty tax paid on behalf of Vimicro China is treated as a tax credit of Vimicro China which may be used to offset the tax payable on the foreign income from the same source.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

18. SEGMENT REPORTING

The Group operates in a single business segment. The following table summarizes information regarding the distribution of revenue and long-lived assets by geographic region:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
Revenue distribution:
Mainland China	2,642	4,298	3,745
Hong Kong	1,113	12,273	46,513
U.S.A	149	33	—

	3,904	16,604	50,258

	As of December 31
	2003	2004
	(restated)
	(in thousands)
Long-lived assets:
Mainland China	1,931	2,275
Hong Kong	—	566
U.S.A	85	92

	2,016	2,933

The following table summarizes the Group’s revenues for each product class for the years ended December 31, 2002, 2003 and 2004, respectively:

	Years ended December 31
	2002	2003	2004
	(restated)	(restated)
	(in thousands)
PC camera multimedia processors	1,427	7,315	28,338
Image sensors	638	3,451	18,351
Mobile phone multimedia processors	—	1,582	1,913
Other products	1,839	4,256	1,656

	3,904	16,604	50,258

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

19. COMMITMENTS

(a) Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates through 2007 relating to office facilities and corporate apartments. Future minimum lease payments for non-cancelable operating leases as of December 31, 2004 are as follows:

Payable in:	(in thousands	)
2005	637
2006	530
2007	12

	1,179

Total rental expense amounted to approximately $382,000, $362,000 and $844,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

(b) Purchase commitments

As of December 31, 2004, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements amounting to approximately $4,586,000.

20. PRO FORMA CONVERSION OF PREFERRED SHARES

If the offering contemplated by this prospectus is consummated, all of the convertible preferred shares outstanding as of December 31, 2004 will automatically convert into 15,217,150 Ordinary Shares. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the convertible preferred shares, is set forth on the balance sheet.

The unaudited pro forma loss per share for the year ended December 31, 2004, giving effect to the assumed conversion of the convertible preferred shares into Ordinary Shares as of January 1, 2004 is as follows:

2004 (unaudited)
(in thousands)
Numerator:
Net loss attributable to ordinary shareholders	(5,612)

Denominator:
Weighted average ordinary shares outstanding	82,147
Effect of conversion of convertible preferred shares	15,217

Denominator for pro forma basic loss per share	97,364

Pro forma basic loss per share	(0.06)

Share options were not included in the calculation of pro forma diluted loss per share because of their anti-dilutive effects.

VIMICRO INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	Note	December 31, 2004	June 30, 2005	Pro forma shareholders’ equity at June 30, 2005
		(audited)
Assets
Current assets:
Cash		34,592	36,503
Restricted cash		36	36
Accounts receivable, net of provision for doubtful accounts of $19 and $20 as of December 31, 2004 and June 30, 2005, respectively		1,410	4,783
Notes receivable		178	634
Inventories, net	3	8,338	9,093
Prepayments and other current assets, net	4	2,291	5,081
Deferred tax assets		839	839

Total current assets		47,684	56,969

Investment in associated company		170	169
Property, equipment and software, net	5	2,763	3,385

Total assets		50,617	60,523

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		3,049	3,770
Taxes payable		2,334	3,141
Advances from customers		36	868
Due to an associated company		49	63
Accrued expenses and other current liabilities	6	5,433	7,071
Deferred grants		1,357	881

Total current liabilities		12,258	15,794

Non-current liabilities:
Deferred tax liabilities		53	53

Total liabilities		12,311	15,847

Commitments and contingencies (note 11)

Redeemable convertible preferred shares, ($0.0001 par value 15,647,132 shares authorised; 15,217,150 shares issued and outstanding as of December 31, 2004 and June 30, 2005; aggregate liquidation value of $24,312)		23,923	23,923

Shareholders’ equity:
Ordinary shares, $0.0001 par value (484,352,868 shares authorized ; 82,147,440 shares issued and outstanding as of June 30, 2005)		8	8	10
Additional paid-in capital		41,154	41,281	65,202
Deferred stock-based compensation	7	(2,122)	(1,135)	(1,135)
Accumulated other comprehensive loss		(2)	(3)	(3)
Accumulated deficit		(24,655)	(19,398)	(19,398)

Total shareholders’ equity		14,383	20,753	44,676

Total liabilities, redeemable convertible preferred shares and shareholders’ equity		50,617	60,523

The accompanying notes are an integral part of these condensed consolidated financial statements

VIMICRO INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Amounts expressed in thousands of U.S. dollars, except per share data)

			Six months ended June 30,
			2004	2005
	Note
Net revenue			24,050	40,356
Cost of revenue			(15,305)	(26,188)

Gross profit			8,745	14,168
Operating expenses*	2	(c), 7
Research and development, net	8		(4,470)	(3,176)
Sales and marketing			(5,116)	(2,453)
General and administrative			(8,008)	(2,928)

(Loss) income from operations			(8,849)	5,611
Other income (expense):
Interest income			15	230
Interest expense			(31)	—
Tax refund			93	—
Others, net			54	3

(Loss) income before income taxes and share of loss of an associated company and minority interest			(8,718)	5,844
Income taxes benefit (expense)	9		—	(585)

Net (loss) income before share of loss of an associated company and minority interest			(8,718)	5,259
Share of loss of an associated company, net of tax			(2)	(2)

Net (loss) income before minority interest			(8,720)	5,257
Minority Interest			540	—

Net (loss) income			(8,180)	5,257
Amount allocated to participating preferred shareholders			—	(822)

(Loss) income attributable to ordinary shareholders			(8,180)	4,435

Other comprehensive loss:
Foreign currency translation adjustment			(1)	(1)

Comprehensive (loss) income			(8,181)	5,256

(Loss) income per share
- Basic	2(d)		(0.10)	0.05

- Diluted	2(d)		(0.10)	0.04

Weighted average ordinary shares outstanding
- Basic			82,147,440	82,147,440

- Diluted			82,147,440	99,499,578

Pro forma income per share	12
- Basic				0.05

- Diluted				0.05

Pro forma weighted average ordinary shares outstanding
- Basic				97,364,590

- Diluted				114,716,728

* Components of share-based employee compensation expenses are included in the following expense captions:
Research and development, net			2,479	147
Sales and marketing			3,653	176
General and administrative			6,174	664

			12,306	987

The accompanying notes are an integral part of these condensed consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(Amounts expressed in thousands of U.S. dollars except number of shares data)

	Common stock		Additional Paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated Deficit	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2004	82,147,440	8	23,395	—	(1)	(19,043)	4,359
Issuance of share options to employees	—	—	15,475	(15,475)	—	—	—
Issuance of share options to non-employees	—	—	2,187	—	—	—	2,187
Amortization of deferred share-based compensation	—	—	—	12,306	—	—	12,306
Net loss attributable to ordinary shareholders	—	—	—	—	—	(8180)	(8,180)
Foreign currency translation adjustment	—	—	—	—	(1)	—	(1)

Balance as of June 30, 2004	82,147,440	8	41,057	(3,169)	(2)	(27,223)	10,671

	Common share		Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2005	82,147,440	8	41,154	(2,122)	(2)	(24,655)	14,383
Issuance of share options to non-employees	—	—	127	—	—	—	127
Amortization of deferred share-based compensation	—	—	—	987	—	—	987
Net income attributable to ordinary shareholders	—	—	—	—	—	5,257	5,257
Foreign currency translation adjustment	—	—	—	—	(1)	—	(1)

Balance as of June 30, 2005	82,147,440	8	41,281	(1,135)	(3)	(19,398)	20,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

VIMICRO INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2004	2005
Cash flows from operating activities:
Net (loss) income	(8,180)	5,257
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	200	562
Amortization	393	—
Bad debt	17	2
Share-based compensation to employees	12,306	987
Research and development consulting fee	329	127
Share of loss of an associated company, net of tax	2	2
Minority interest	(540)	—
Changes in assets and liabilities:
Accounts receivable	(2,280)	(3,374)
Notes receivable	1,669	(456)
Inventories	(1,666)	(755)
Prepayments and other current assets	(965)	(2,790)
Accounts payable	(48)	721
Taxes payable	189	807
Advances from customers	(639)	832
Due to an associated company	19	14
Accrued expenses and other current liabilities	918	1,638
Deferred grants	(919)	(476)

Net cash provided by operating activities	805	3,098

Cash flows from investing activities:
Investment in time deposits	(846)	—
Proceeds received upon maturities of time deposits	500	—
Purchases of property and equipment	(473)	(1,185)
Proceeds from disposal of property and equipment	29	—

Net cash used in investing activities	(790)	(1,185)

Effect of exchange rate changes on cash	(1)	(2)

Net increase in cash	14	1,911
Cash, beginning of period	6,107	34,592

Cash, end of period	6,121	36,503

The accompanying notes are an integral part of these condensed consolidated financial statements

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts expressed in U.S. dollars unless otherwise stated)

1. THE COMPANY AND BASIS OF PRESENTATION

Vimicro International Corporation (the “Company”) was incorporated under the laws of the Cayman Islands on February 24, 2004. The Company holds 100% of the equity interest of Vimicro Corporation (“Vimicro China”) which was established on October 14, 1999 in the People’s Republic of China (the “PRC”) as a limited liability company with an approved operating period of thirty years. Vimicro China has two wholly-owned subsidiaries, Viewtel Corporation (“Viewtel”) and Vimicro Electronics International Limited (“Vimicro Electronics”). Viewtel was incorporated in California, United States of America in June 1999 to perform in-house research and development work. Vimicro Electronics was established in Hong Kong in May 2002 to facilitate international sales. The Company and its subsidiaries (the “Group”) design, develops and markets semiconductor products with multimedia applications, including personal computer (“PC”) camera multimedia processors and mobile phone multimedia processors.

In 2004, the Group had a variable interest entity named Shanghai Pudong Micro-electronics Development Corporation (“SPMC”). Although the Group owned only 32.5% equity interest in SPMC, it had an exclusive distribution right to all products developed by SPMC and was able to purchase them at cost and share 40% of the gross profit derived from the sale of these products with SPMC. The Group had evaluated its relationship with SPMC in 2004 based on its investment and contractual relationships and considered SPMC its variable interest entity, while itself a primary beneficiary. The Group has consolidated the financial position and operating results of SPMC since January 1, 2003 until December 23, 2004 when the Group disposed of its equity interest in SPMC and terminated the exclusive distribution arrangement. For the six months ended June 30, 2004, revenue and net loss of SPMC included in the consolidated financial statements amounted to $60,675 and $799,910, respectively.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2005 are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2002, 2003 and 2004 included in pages F-1 to F-31 of this prospectus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited condensed consolidated financial statements for the six months ended June 30, 2005 are the same as those set out in the audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, with the additional disclosures for the six months ended June 30, 2005, described below:

(a) Risks and uncertainties and concentration of credit risk

The Group’s operating results are significantly dependent on its ability to develop and market products. The Group faces rapid technology development which requires the Group to continually improve the performance, feature and reliability of its products. Inability of the Group to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Group’s business, financial condition and results of operations.

The Group depends on a few key customers for the majority of its sales, and the loss of or a significant reduction in orders from any of these customers would have a material adverse impact on its operating results.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

For the 6 months ended June 30, 2004 and 2005, the top ten customers accounted for approximately 87% and 82% of total product revenue. The Group cannot assure that these customers will continue to purchase products from them.

The following table summarizes the customers who accounted for more than 10% of the total revenue for the 6 months ended June 30, 2004 and 2005:

	6 months ended June 30
	2004	2005
Customer A	28%	29%
Customer B	24%	27%

The following table summarizes the customers who accounted for more than 10% of the total accounts receivables as of June 30, 2005:

	As of December 31, 2004	As of June 30, 2005
Customer A	17%	—
Customer E	18%	17%
Customer F	16%	13%
Customer G	—	13%
Customer H	—	12%

The Group relies on five foundries for wafers and two companies for assembly and testing services for the current generation’s products. Each product is manufactured at only one foundry. The ability of each foundry to provide wafers is limited by the foundry’s available capacity. Moreover, the price of wafers may fluctuate based on the available industry capacity. The Group does not have long-term supply contracts with any of these foundries and assembly and testing houses. Therefore, the Group cannot be certain that these foundries and assembly and testing houses will allocate sufficient capacity to satisfy its requirements. If the Group is not able to obtain the necessary foundry capacity and assembly and testing capacity to produce the required volume for its customers in a timely manner, both its relationships with the customers and operating results would be adversely impacted.

Financial instruments that are potentially subject to credit risk consist of cash, restricted cash and accounts receivable. Deposits held with financial institutions were not protected by statutory or commercial insurance. To date the Group has not experienced any losses on cash and restricted cash. The Group performs ongoing credit evaluations of its customers’ financial conditions and, generally, requires no collateral or third party guarantee.

(b) Advertising costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $38,000 and $225,000 for the 6 months ended June 30, 2004 and 2005, respectively.

(c) Share-based compensation

Share-based employee compensation expense

The Group accounts for share-based employee compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and the related interpretation, Financial Accounting Standards Board Interpretation (“FIN”) No.44

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

“Accounting for Certain Transactions Involving Stock Compensation,” and FIN No.28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

Under APB No.25, compensation cost, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary share on the measurement date, which is typically the grant date. Total compensation cost as determined at the grant date of option is recorded in shareholder’s equity as additional paid-in capital with an offsetting entry recorded to deferred share compensation. Deferred share compensation is amortized over the vesting period of 1 to 5 years on an accelerated basis using the model presented under FIN No.28.

Additional pro forma disclosures as required under Statement of Financial Accounting Standards (“SFAS”) No.123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” are also provided.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation:

	6 months ended June 30
	2004	2005
	(in thousands of U.S. dollars except per share data)
Net (loss) income as reported	(8,180)	5,257
Add: Share-based employee compensation expense recognized in reported net (loss) income, net of tax	12,306	987
Deduct: Share-based employee compensation expense determined under the fair value method for all employee awards, net of tax	(12,557)	(1,081)

Pro forma net (loss) income	(8,431)	5,163

Proforma income allocated to participating preferred shareholders	—	(807)
Pro forma net (loss) income attributable to ordinary shareholders	(8,431)	4,356

Loss (income) per share, as reported
-Basic	(0.10)	0.05

-Diluted	(0.10)	0.04

Pro forma loss (income) per share
-Basic	(0.10)	0.05

-Diluted	(0.10)	0.04

Share-based non-employee consultancy fee

Prior to the reorganization, the Company accounts for the consulting services provided by non-employees in exchange for share options that would be issued to them upon the formalization of the Company’s share capital and option structures, in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.

After the reorganization and formalization of the Company’s share capital and option structures, the Company accounts for share options issued to non-employees in accordance with SFAS No.123, “Accounting for Share-based Compensation,” and EITF No. 96-18, “Accounting for Equity Instrument that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. Under SFAS No. 123 and

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

EITF No. 96-18, these share options issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. The non-employee share awards attributable to the service to be performed are measured at their then-current fair values as of each reporting date until the date the performance is completed, which is generally the vesting date.

(d) Income (loss) per share

The Group has computed net income (loss) per share under two methods, basic and diluted. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of ordinary shares outstanding and potential ordinary shares when dilutive.

Income (loss) per share has been computed as if the current corporate structure, after the reorganization as described in Note 1 to the audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 (the “Reorganisation) had occurred at the beginning of the relevant periods. For the calculation of income (loss) per share, the number of shares of the Company has been retroactively restated for the 82,147,440 shares issued from the beginning of the earliest period presented, or from the date of subscription of the equity interest, whichever is later.

The following table sets forth the computation of basic and diluted net (loss) income attributable to ordinary shareholders per share:

	6 months ended June 30
	2004	2005
	(in thousands of U.S. dollars except shares and per share data)
Numerator:
Net (loss) income	(8,180)	5,257
Amount allocated to participating preferred shareholders	—	(822)

Numerator for basic (loss) income per share	(8,180)	4,435
Effect of Series A preferred shares	— *	—	*

Numerator for diluted (loss) income per share	(8,180)	4,435

Denominator:
Weighted-average ordinary shares outstanding	82,147	82,147
Effect of dilutive share options	— *	17,353
Effect of Series A preferred shares	— *	—

Denominator for diluted income per share	82,147	99,500

Basic income (loss) per share	(0.10)	0.05

Diluted income (loss) per share	(0.10)	0.04

*	These potentially dilutive securities were not included in the calculation of dilutive income (loss) per share because of their antidilutive effect.

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic income (loss)

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on their participating rights. The Company’s Series A Preferred Shares (Note 12) are participating securities and were included in the computation of basic income per share for the six months ended June 30, 2005. For the 6 months ended June 30, 2004, the Company incurred losses of $8,180,000 and it was determined that the preferred shareholders have no obligation to share in the losses of the Company and therefore the dilutive effect of the preferred shares was not included in the computation of basic loss per share.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their anti-dilutive effects include the Company’s share options of 657,000 and preferred shares of 15,217,150 as of June 30, 2005. Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their anti-dilutive effects include the Company’s share options of 19,897,948, as of June 30, 2004.

(e) Recent accounting pronouncements

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

3. INVENTORIES

	As of December 31, 2004	As of June 30, 2005
	(audited)
	(in thousands)
Work in process, net	3,167	2,171
Finished goods, net	5,167	6,922
Others	4	—

	8,338	9,093

Work in process was written down to net realizable values by approximately $263,000 and $261,000 as of December 31, 2004 and June 30, 2005, respectively. Finished goods were written down to net realizable value by $310,000 and $262,000 as of December 31, 2004 and June 30, 2005, respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2004	As of June 30, 2005
	(audited)
	(in thousands)
Receivable from employees	198	217
Deposits	196	296
IPO issuance expenses	652	952
Other receivables	60	10
Prepayments to suppliers	157	1,988
Refundable business tax	1,024	1,616
Others	4	2

	2,291	5,081

5. PROPERTY, EQUIPMENT AND SOFTWARE

	As of December 31, 2004	As of June 30, 2005
	(audited)
	(in thousands)
Cost:
Equipment and office furniture	1,417	1,898
Leasehold improvements	363	456
Mask and tooling	663	1,040
Motor vehicles	584	577
Software	899	1,038

	3,926	5,009
Less: accumulated depreciation	(1,163)	(1,624)

	2,763	3,385

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are summarized as follows:

	As of December 31, 2004	As of June 30, 2005
	(audited)
	(in thousands)
Accrued salary and welfare expenses	2,308	2,679
Accrued professional fees	1,587	2,309
Accrued sale rebates	398	857
Other payables	891	820
Other accrued expenses	249	406

Total	5,433	7,071

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

7. SHARE-BASED COMPENSATION

Discretionary share options:

Employee options:

Concurrent with the reorganization of the Company, the Company’s shareholders approved the grant of share options to certain employees to honor the Company’s promises to issue share options upon the formalization of the share capital and option structures of the Company.

The Company did not record any employee share-based compensation prior to 2004 because the shareholders had not approved the grant of share options and Company’s legal capital structure as well as the legal environment in which the Company operated did not allow the employees to exercise the promised options.

In March 2004, the shareholders of the Company passed a resolution to grant a total of 17,574,448 discretionary share options to employees of Vimicro China at an exercise price ranging from $0.01 to $0.60 each, and a vesting period ranging from 0 to 5 years and an exercise period of 10 years from the date of grant. 6,690,898 of these discretionary share options were immediately vested to honour the previous promised provisionally issuable share options, with the remaining 10,883,550 options to be vested over a period of 1 to 5 years for future services. The fair value of the Company’s ordinary shares as of March 2004 of $1.14 per share and the intrinsic value ranging from $0.54 to $1.13 per share have been used to measure the compensation expenses. The Company recognized compensation expenses of approximately $12,306,000 for the six months ended June 30, 2004 and $987,000 for the six months period ended June 30, 2005. As of June 30, 2005, approximately $1,135,000 was deferred, which will be amortized over the respective vesting periods after June 30, 2005.

Non-employee options:

In March 2004, the shareholders of the Company passed a resolution to grant a total of 2,323,500 discretionary share options to non-employee consultants at an exercise price ranging from $0.01 to $0.60 each and an exercise period of 10 years from the date of grant. 2,050,500 of these discretionary share options were immediately vested to honor the previous provisionally issued share options due to non-employee consultant for services previously rendered, with the remaining 273,000 options to be vested over a period ranging from 1 to 4 years for future services. The Company recorded consultancy fees with respect to research and development activities of approximately $323,000, and $68,000 for the 6 months ended June 30, 2004, and 2005 respectively.

2004 Share Option Plan:

In March 2004, the shareholders of the Company passed a resolution to adopt a 2004 Share Option Plan (the “Plan”) that provides for the granting of share options to employees and non-employee consultants of the Company. The Company has reserved 12,541,080 Ordinary Shares for grant under the Plan.

Options granted under the Plan have a vesting period of 5 years. The vesting schedule is as follows:

•	20% of the share options will vest 1 year after the grant date, and subsequently,

•	either 10% of the share options shall vest semi-annually over the next 4 years, or 1/60 of the shares options shall vest monthly over the next 4 years.

Each granted option has a term of 10 years from the date of grant. The Board of Directors may terminate the Plan at any time at its discretion.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Employee options:

Under the Plan, the Company granted a total of 7,305,400 share options to employees at an exercise price of $1.60 each in October 2004, a total of 178,700 share options at an exercise price of $1.80 each in January 2005 and a total of 497,000 share options at an exercise price of $2.10 each in May 2005. The Company did not recognize compensation expenses in connection with these grants of these options granted because the exercise price of these options was greater than the estimated fair value of the underlying Ordinary Shares of $1.34, $1.79 and $1.94 as of the grant dates October 2004, January 2005 and May 2005, respectively.

Non-employee options:

Under the Plan, for the service of non-employee consultants, the Company granted a total of 286,800 share options at an exercise price of $1.60 each in October 2004, a total of 60,000 share options at an exercise price of $1.80 each in January 2005 and a total of 160,000 share options at an exercise price of $2.10 each in May 2005. The Company estimated that the fair values of the consultancy services provided approximate the estimated fair values of the share options granted to the consultants. The Company recorded consultancy fee expense with respect to research and development activities of approximately $6,000 and $59,000 for 6 months ended June 30 2004 and 2005, respectively.

A summary of all share options granted (including to both employees and non-employees) is presented below:

		Options Outstanding
	Shares available for grant	Number of options outstanding	Weighted average exercise price
Balances at December 31, 2004	4,987,322	27,395,158	$0.59
Options authorized	—	—
Options granted	(895,700)	895,700	2.02

- at above market price	(895,700)	895,700	2.02
- at market price	—	—
- at below market price	—	—

Options exercised	—	—
Options cancelled	1,040,950	(1,040,950)	0.61

Balances at June 30, 2005	5,132,572	27,249,908	0.64

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

The following table summarizes information with respect to options outstanding as of June 30, 2005:

	Options outstanding			Options exercisable
Range of exercise price	Number of options outstanding	Weighted- Average Remaining Contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
0.01-0.10	2,686,548	8.71	$0.02	2,581,548	$0.02
0.12-0.20	10,109,100	8.71	$0.12	7,869,580	$0.12
0.24-0.32	2,155,000	8.71	$0.25	1,568,500	$0.25
0.42-0.48	2,242,300	8.71	$0.43	1,811,000	$0.43
0.6	1,830,000	8.71	$0.60	366,000	$0.60
1.6	7,331,760	9.29	$1.60	911,850	$1.60
1.8	238,200	9.58	$1.80	1,950	$1.80
2.1	657,000	9.83	$2.10	—	$2.10

	27,249,908			15,110,428

The estimated fair values of each option for employee and non-employee range from $nil to $2.05 and $0.69 to $2.23, respectively, based on the estimated fair value of the underlying ordinary shares, the exercise prices of the options, and the effect of the following assumptions where input into the Black-Scholes option-pricing model under the following assumptions:

Employee:

6 months ended June 30, 2005
Risk-free interest rates (%)	2.66–4.18
Expected life	5 years
Expected Dividend yield (%)	0
Expected volatility (%)	0

Non-employee:

6 months ended June 30, 2005
Risk-free interest rates (%)	2.66–4.18
Expected life	5 years
Dividend yield (%)	0
Expected volatility (%)	39.66

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

8. RESEARCH AND DEVELOPMENT EXPENSES

	6 months ended June 30
	2004	2005
	(in thousands)
Research and development	5,530	4,051
Less: Research and development grants	(1,060)	(875)

Research and development, net	4,470	3,176

9. TAXATION

Income taxes

The People’s Republic of China:

Prior to the reorganization, Vimicro China, the Chinese subsidiary was governed by the “Enterprise Income Tax Law”. Vimicro China qualifies as an advanced technology enterprise, and is subject to the applicable enterprise income tax (“EIT”) rate of 15%. In addition, Vimicro China is entitled to tax holidays for 3 years from 2000 to 2002, and a preferential tax rate of 7.5% for 3 years from 2003 to 2005.

Pursuant to the reorganization, Vimicro China became a wholly foreign-owned enterprise in 2004, and is governed by the “Income Tax Law of the People’s Republic of China concerning Foreign invested enterprises and Foreign Enterprises”. Notwithstanding the change in its legal status, Vimicro China is still entitled to the above-mentioned tax incentives applicable to an advanced technology enterprise.

Vimicro China is subject to annual reassessment by the local tax bureau regarding its status as an advanced technology enterprise.

SPMC is a foreign investment enterprise and is governed by the “Income Tax Law of the People’s Republic of China concerning Foreign Invested Enterprises and Foreign Enterprises”.

The following table sets forth a reconciliation between the statutory EIT rate and the effective tax rate for the Company’s China operations:

	6 months ended June 30
	2004	2005
	(unaudited)	(unaudited)
Statutory tax rate	(33)%	33%
Effect of preferential tax treatment	26%	(26)%
Additional R&D deduction	—	—
Non-taxable income	—	—
Non-deductible expense	—	1%
Change in valuation allowance	7%	—

Effective income tax rate	(0%)	8%

The income tax expenses incurred by the Company’s China Operations were $nil and approximately $492,000 for the six months ended June 30, 2004 and 2005 respectively.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

United States of America

Viewtel, the subsidiary incorporated in the United States of America, is subject to state income tax at 8.84% and federal income tax at different tax brackets, depending upon taxable income levels. Viewtel had income tax expenses of nil and approximately $25,000 based on its assessable profit (loss) for the six months ended June 30, 2004 and 2005, respectively.

Hong Kong

Vimicro Electronics, the Hong Kong subsidiary, is subject to an applicable Hong Kong profit tax rate of 17.5% in 2004 and 2005 respectively. Vimicro Electronics had nil and approximately $68,000 income tax expenses for the six months ended June 30, 2004 and 2005, respectively.

10. SEGMENT REPORTING

The Group operates in a single business segment. The following table summarizes information regarding the distribution of revenue and long-lived assets by geographic region:

	6 months ended June 30
	2004	2005
	(unaudited)	(unaudited)
	(in thousands)
Revenue distribution:
Mainland China	2,258	3,246
Hong Kong	21,792	37,110

	24,050	40,356

	As of December 31, 2004	As of June 30, 2005
	(audited)
	(in thousands)
Long-lived assets:
Mainland China	2,275	2,743
Hong Kong	566	733
U.S.A	92	78

	2,933	3,554

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

The following table summarizes the Group’s revenues for each product class for the 6 months ended June 30, 2004 and 2005 respectively:

	6 months ended ended June 30
	2004	2005
	(in thousands)
PC camera multimedia processors	14,334	16,353
Image sensors	8,124	16,119
Mobile phone multimedia processors	523	7,117
Other products	1,069	767

	24,050	40,356

11. COMMITMENTS

(a) Operating lease commitments

The Group entered into various operating lease arrangements with various expiration dates through 2007 relating to office facilities and corporate apartments. Future minimum lease payments for non-cancelable operating leases as of June 30, 2005 are as follows:

Payable in:	(in thousands)
Second half of 2005	470
2006	888
2007	12

1,370

Total rental expense amounted to approximately $410,000, and $414,000 for the 6 months ended June 30, 2004 and 2005, respectively.

(b) Purchase commitments

As of June 30, 2005, the Group had commitments to purchase products from suppliers that had not been recognized in the financial statements amounting to approximately $11,131,000.

12. PRO FORMA CONVERSION OF PREFERRED SHARES

If the offering contemplated by this prospectus is consummated, all of the convertible preferred shares outstanding as of June 30, 2005 will automatically convert into 15,217,150 ordinary shares. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the convertible preferred shares, is set forth on the balance sheet.

VIMICRO INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Amounts expressed in U.S. dollars unless otherwise stated)

The unaudited pro forma income per share for the 6 months ended June 30, 2005, giving effect to the assumed conversion of the convertible preferred shares into ordinary shares as of January 1, 2005 is as follows:

6 months ended June 30, 2005
(in thousands of U.S. dollars except per share data)
Numerator:
Net income	5,257

Numerator for pro forma basic and diluted income per share	5,257

Denominator:
Denominator for basic income per share	82,147
Effect of conversion of convertible preferred shares	15,217

Denominator for pro forma basic income per share	97,364

Effect of dilutive share options	17,353

Denominator for pro forma diluted income per share	114,717

Pro forma income per share
-Basic	0.05

-Diluted	0.05

Internet Multimedia Communications
Embedded Applications
Home Surveillance,Security,Digital Home Entertainment
Mobile Multimedia

Internet Multimedia Communications
Vimicro 03xx Series
Embedded Applications
Vimicro 032x Series
Home Surveillance,Security,
Digital Home Entertainment
Vimicro 07xx Series
Mobile Audio Multimedia
Vimicro 09xx Series
Mobile Video Multimedia
Vimicro 05xx Series